





2007 Annual Report





PACER INTERNATIONAL, INC.

Pacer Stacktrain, Inc. | Pacer Cartage, Inc. | Pacer Global Logistics, Inc.
Pacer Transport, Inc. | Ocean World Lines, Inc. | RF International Ltd. | Pacer Distribution Services, Inc.



From Origin to Destination, Our Experienced Professionals Move the Freight for Today's Global Business and Consumer Economy.

PACER INTERNATIONAL is a leading North American-based provider of intermodal and logistics transportation services. We manage the largest double-stack intermodal rail network for containerized freight in North America. Our extensive portfolio of complementary transportation services includes intermodal freight transportation, truck services, truck brokerage, international freight forwarding, warehousing, distribution, and supply chain management.

Our management expertise, scale, buying power, information systems, and geographic scope create operational efficiencies that allow us to bring innovative best-in-class solutions to market. Plus, the power of our asset-light model provides a flexible infrastructure that improves supply chain performance and permits service customization. As a result, Pacer International delivers value to both our customers and shareholders, and is well positioned for the future.



PACER INTERNATIONAL, INC.

Pacer Stacktrain, Inc. | Pacer Cartage, Inc. | Pacer Global Logistics, Inc.
Pacer Transport, Inc. | Ocean World Lines, Inc. | RF International Ltd. | Pacer Distribution Services, Inc.

TO PACER'S INVESTORS, CUSTOMERS, EMPLOYEES, SUPPLIERS, AND FRIENDS:

We are pleased with the progress Pacer made during 2007, given difficult market conditions, and with our investments in positioning Pacer for the future. Despite the difficult freight environment and an economy that weakened as the year progressed, overall Pacer revenues and volumes grew to the highest level since our 2002 initial public offering.

I credit our accomplishments to our experienced management team and dedicated employees. They continue to demonstrate Pacer's ability to respond and adapt to changing market conditions in a challenging industry. Because of their efforts, 2007 revenues increased $81.6 million, or 4.3 percent, compared to 2006. Our operating cash flows remained strong and consistent and allowed us to repurchase $72.5 million of stock and pay $21.6 million in dividends in 2007. Intermodal volumes were up 6.1 percent for our Stacktrain operation and 4.3 percent for our rail brokerage operation compared to last year.

While our income from operations, net income, and diluted earnings per share were below 2006 levels, they were above all other years since our IPO. Income from operations declined $23.8 million from 2006, to $94.5 million for the year. This variance included transactions that benefited 2006 but did not recur in 2007, including arbitration and other rate dispute settlements. In addition, 2007 included a $6.0 million charge for severance and facility exit activities and a $3.0 million employee incentive accrual. Intermodal segment income from operations declined $20.6 million from last year (including the arbitration settlement benefiting 2006), logistics segment income from operations increased $2.5 million from last year, and corporate expenses were $5.7 million higher than last year due to severance charges and employee incentive accruals. Diluted earnings per share declined by $0.29 per share, to $1.51 for the year, compared to $1.80 per share in 2006.

Despite numerous challenges, Pacer performed well while concurrently taking a series of strategic steps to solidify our positioning for sustained strong performance in the future. To strengthen our performance, we introduced and continue to focus on the following four major company-wide initiatives:

1) Continue the development of a world-class intermodal product
2) Redefine our relationships with our rail suppliers
3) Improve performance in our logistics segment
4) Rationalize our cost structure and improve productivity

We have already made significant progress in all four areas, and we will continue to focus on these goals as part of our 2008 plan.

To further strengthen our position, we committed to enhance our information technology capabilities in order to improve the efficiency of our business operations. In September 2007, we acquired a perpetual license from SAP America, Inc., for an enterprise suite of software applications, including the latest release of SAP's Transportation Management Solution. We believe that our new system, once implemented, will provide an integrated, streamlined platform across business units that will provide better management information, eliminate duplicated work effort and dispersed data, and enhance customer service and communications. Implementation is expected to be completed in phases over the next 9 to 28 months.

We look forward to 2008 with optimism that we will improve on our already high level of performance in a year that is already showing indications of an economic slowdown. We continue to enhance the quality of our services, simplify our organization, and reduce our costs in an effort to bring best-in-class transportation and logistics solutions to market, grow our business, and improve profitability.

Thank you to all our investors, customers, suppliers, friends, and especially our employees for your valued contributions to our solid 2007 performance and your ongoing support as we look toward another successful year together.

Michael E. Uremovich

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2007
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number 000-49828

PACER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Tennessee	62-0935669
(State or other jurisdiction of organization)	(I.R.S. employer identification no.)

2300 Clayton Road, Suite 1200
Concord, CA 94520
Telephone Number (887) 917-2237

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par Value $0.01	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ______

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ______ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ______
Non-accelerated filer (Do not check if a smaller reporting company) __________ Smaller reporting company ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $820,648,245 at June 29, 2007 (based on the NASDAQ National Market closing price on that date). For purposes of this calculation, the registrant has assumed that its directors and executive officers are affiliates. On February 8, 2008, the registrant had 34,669,194 outstanding shares of Common Stock, par value $.01 per share.

Documents Incorporated by Reference – Portions of the registrant's definitive Proxy Statement for the 2008 annual meeting of shareholders to be held on May 6, 2008 which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 28, 2007, have been incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

TABLE OF CONTENTS

General Information

In this Annual Report on Form 10-K, "our company," "Pacer International," "we," "us" and "our" refer to Pacer International, Inc. and its consolidated subsidiaries, and "Pacer Logistics" refers to our former subsidiary Pacer Logistics, Inc., which merged into Pacer International, Inc. on May 31, 2003. Our business that provides intermodal equipment and arranges rail transportation operates under the name Pacer Stacktrain and is referred to as "Stacktrain" or "Pacer Stacktrain" in this Annual Report on Form 10-K. References to our intermodal segment operations include our Stacktrain operations, our local cartage operations (also referred to as local trucking and drayage) conducted through our subsidiary Pacer Cartage, Inc., and our intermodal marketing operations (also referred to as rail brokerage) conducted through our subsidiary Pacer Global Logistics, Inc. References to our logistics segment operations include our highway brokerage, truck services, international freight forwarding, supply chain management services and warehousing and distribution services. Our highway brokerage and supply chain management services are conducted through our subsidiary Pacer Global Logistics, Inc.; our warehousing and distribution services are conducted through our subsidiaries Pacer Distribution Services, Inc. and PDS Trucking, Inc.; our international freight forwarding operations are conducted through our subsidiaries RF International, Ltd. and Ocean World Lines, Inc.; and our truck services operations are conducted through our subsidiaries Pacer Transport, Inc., S&H Transport, Inc. and S&H Leasing, Inc. Statements in this Annual Report on Form 10-K as to our size or position relative to our competitors are based on revenues.

Special Note Regarding Forward-looking Statements

This Annual Report on Form 10-K contains forward looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future consolidated results of operations, business and growth strategies, financing plans, our competitive position and the effects of competition, the projected growth of the industries in which we operate, and the benefits and synergies to be obtained from any future acquisitions. Forward-looking statements include all statements that are not historical facts and can be identified by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "plan", "may", "should", "will", "would", "project" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this Annual Report on Form 10-K are discussed under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K and include:

- general economic and business conditions;
- changes in our business strategy, development plans or cost savings plans;
- industry trends, including changes in the costs of services from rail and motor transportation providers;
- the loss of one or more of our major customers;
- the impact of competitive pressures in the marketplace;
- the frequency and severity of accidents, particularly involving our trucking operations;
- difficulties in maintaining or enhancing our information technology systems including potential delays and cost overruns in the implementation of an enterprise suite of software applications that we purchased in the fourth quarter of 2007;
- availability of qualified personnel;

- congestion, work stoppages, equipment and capacity shortages, weather related issues and service disruptions affecting our rail and motor transportation providers;
- the possibility of future goodwill impairment charges;
- changes in, or the failure to comply with, government regulations;
- increases in interest rates;
- increases in our leverage;
- our ability to integrate acquired businesses; and
- terrorism and acts of war.

Our actual consolidated results of operations and the execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate future results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our consolidated results of operations, financial condition or cash flows. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under "Item 1A. Risk Factors" in this Annual Report on Form 10-K. Except as otherwise required by federal securities laws, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 10-K. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K.

Part I.

ITEM 1. BUSINESS

Overview

We are a leading non-asset based North American logistics provider. Within North America, we are one of the largest intermodal marketing companies, which facilitate the movement of freight by trailer or container using two or more modes of transportation. We focus our business on our core intermodal product, with intermodal sales representing approximately 80% of our total revenues. We believe that our competitive advantages include: the ability to pass volume rate savings and economies of scale to our customers; a significant opportunity to cross-sell services to existing customers; the flexibility to tailor services to our customers' needs in rapidly changing freight markets; and the ability to provide reliable and consistent services. Using our proprietary information systems, we provide logistics services to numerous Fortune 500 and multi-national companies, including Big Lots, C.H. Robinson, General Electric, Sony, Union Pacific, Toyota and Conagra, which together represented approximately 19.0% of our revenues for the fiscal year ended December 28, 2007, as well as to numerous intermodal marketing companies. We utilize a non-asset based strategy by which we seek to limit our investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers. This strategy provides us with access to freight terminals and facilities and control over transportation-related equipment without owning assets.

We believe our non-asset based strategy results in reduced working capital requirements, as compared to those of asset-based transportation providers. In our intermodal segment, our contractual arrangements with our underlying rail carriers and local trucking or drayage companies do not require us to pay for rail or truck transportation services that are not needed to service our customers' shipping needs. In our logistics segment, our contractual arrangements with truck carriers and equipment providers also do not require us to purchase or pay for carrier services or for equipment usage or availability that are not required to service our customers' shipping needs. We believe that this is customary in the non-asset based highway brokerage industries in which our logistics segment competes. Also, our trucking services units utilize independent owner-operators, who own and operate their equipment, to provide truck transportation for our customers, and our agreements with these owner-operators do not require us to pay for truck services or for equipment usage or availability that are not actually used to transport our customers' goods. We believe that our non-asset based competitors in the trucking services sector utilize a similar model.

Available Information

We file or furnish with or to the Securities and Exchange Commission ("SEC") our quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, annual reports to shareholders and annual proxy statements and amendments to such filings. Our SEC filings are available to the public on the SEC's website at http://www.sec.gov. These reports are also available free of charge from our website at http://www.pacer-international.com, as soon as reasonably practical after we electronically file or furnish such material with or to the SEC. Information contained on our website is not part of this Annual Report on Form 10-K or of any registration statement that incorporates this Annual Report on Form 10-K by reference.

Our Service Offerings

We provide our transportation services from two operating segments, our intermodal segment, which provides services principally to transportation intermediaries, beneficial cargo owners and international shipping companies who utilize intermodal transportation, and our logistics segment, which provides truck brokerage, truck transport (including specialized haulage), supply chain services, freight forwarding, ocean shipping and warehousing and distribution services to a wide variety of end-user customers. The intermodal segment consists of our Stacktrain, Cartage and Rail Brokerage operations. The logistics segment consists of our Highway Brokerage, Truck Services, International Freight Forwarding Services, Warehousing and Distribution Services and Supply Chain Management Services. Both segments have separate management teams and offer different but related products and services. Information about our segments, including revenues, income from operations, and geographic information is included in Note 8 to the notes to consolidated financial statements included in this report.

Intermodal Services

Stacktrain

Intermodal transportation is the movement of freight via trailer or container using two or more modes of transportation which nearly always include rail and truck segments. Our use of the doublestack method, consisting of the movement of cargo containers stacked two high on special railcars, significantly improves the efficiency of our service by increasing capacity at low incremental cost without sacrificing quality of service. We are a major non-railroad provider of intermodal rail service in North America. We sell intermodal service primarily to intermodal marketing companies, truck brokerage companies, truckload carriers, large automotive intermediaries and international shipping companies, as well as to our own wholly-owned internal intermodal marketing company. We offer both ramp-to-ramp services (only rail services) as well as a door-to-door service offering called PacerDirect. We compete primarily with rail carriers and other rail equipment and service providers offering intermodal service and with over-the-road full truckload carriers.

Through long-term contracts and other operating arrangements with North American railroads, including Union Pacific, Burlington Northern Santa Fe, CSX, KCSM in Mexico, and Canadian National Railroad, we have access to over a 52,000-mile North American rail network serving most major population and commercial centers in the United States, Canada and Mexico. These contracts and arrangements provide for, among other things, competitive rates, minimum service standards, capacity assurances, priority handling and the utilization of nationwide terminal facilities.

We maintain an extensive fleet of doublestack railcars, containers and chassis, substantially all of which are leased. As of December 28, 2007, our equipment fleet consisted of 1,850 doublestack railcars, 28,025 containers and 30,423 chassis (steel frames with rubber tires used to transport containers over the highway). In addition, through arrangements with APL Limited and other shipping companies, we provide customers with access to a large fleet of smaller International Standards Organization ("ISO") international containers, allowing us to provide additional transportation capacity using these containers as they are being repositioned from destinations within North America back to the West Coast. Our fleet, combined with ocean shipping companies ISO containers, makes us a major provider of capacity in all container sizes.

The size of our leased and owned equipment fleet (as well as the smaller ISO international container westbound fleet), the frequent departures available to us through our rail contracts and the geographic coverage of our rail network provide our customers with single-company control over their transportation requirements, which we believe gives us an advantage in attaining at a competitive price the responsiveness and reliability required by our customers. In addition, our access to information technology enables us to continuously track containers, chassis and railcars throughout our transportation network. Through our equipment fleet and arrangements with rail carriers, we can control the equipment used in our intermodal operations and employ full-time personnel on-site at many terminals to ensure close coordination of the services provided at these facilities.

Rail Brokerage

Our intermodal marketing company arranges for and optimizes the movement of our end-user customers' freight in containers and trailers throughout North America using truck and rail transportation. We arrange for a container or trailer shipment to be picked up at origin by truck (using either our cartage services or other truck carriers directly) and transported to a site for loading onto a train. The shipment is then transported via railroad (using either our Stacktrain services or rail carriers directly) to a site for unloading from the train in the vicinity of the final destination. After the shipment has been unloaded from the train and is available for pick-up, we arrange for the shipment to be transported by truck (using either our cartage services or other truck carriers directly) to the final destination. We provide customized electronic tracking and analysis of charges, our own negotiated rail, truck and intermodal rates, and we determine the optimal routes. We also track and monitor shipments in transit, consolidate billing, handle claims of freight loss or damage on behalf of our customers and manage the handling, consolidation and storage of freight throughout the process. Our rail brokerage operations are based in Rutherford (New Jersey), Dublin and Dayton (Ohio), Lincolnton (Georgia), and Jacksonville (Florida). Our experienced transportation personnel are responsible for operations, customer service, marketing, management information systems and our relationships with the rail carriers.

Through our rail brokerage operations, we assist the railroads and our Pacer Stacktrain operation in balancing freight resulting in improved asset utilization. In addition, we serve our customers by passing on economies of scale that we achieve as a volume buyer from railroads, trucking companies and other third party transportation providers, providing access to large equipment pools and streamlining the paperwork and logistics of an intermodal move.

Local Cartage

Our subsidiary, Pacer Cartage, Inc., provides local motor transportation (also called local cartage) largely in and around major U.S. cities rail ramps and ports, including Los Angeles, Long Beach, San Diego, Lathrop, Oakland and Sacramento (California), Dallas (Texas), Jacksonville and Miami (Florida), Chicago (Illinois), Detroit (Michigan), Columbus, Cleveland and Marysville (Ohio), Memphis (Tennessee), Charleston (South Carolina), Seattle (Washington), Portland (Oregon), South Kearney (New Jersey), Worcester (Massachusetts) and Atlanta, Savannah and Dalton (Georgia). We contract with independent trucking contractors and maintain interchange agreements with many major steamship lines, railroads and intermodal equipment providers for the interchange and use of equipment supplied by these providers. This network allows us to supply the local transportation requirements across the country of shippers, ocean carriers and freight forwarders.

Logistics Services

Highway Brokerage and Truck Services

Through our highway brokerage unit, which is a division of our subsidiary Pacer Global Logistics, Inc., we arrange the movement of freight in containers or trailers by truck using a nationwide network of over 3,000 independent trucking companies. By utilizing our aggregate volumes to negotiate rates, we are able to provide quality service at attractive prices. We provide highway brokerage services throughout North America through our customer service centers in Dallas (Texas), Chicago (Illinois), Rutherford (New Jersey), and Dublin (Ohio). We manage all aspects of these services for our customers, including selecting qualified carriers, negotiating rates, tracking shipments, billing and resolving difficulties.

Our separate truck services unit, Pacer Transport, Inc., provides dry van and flatbed and specialized heavy-haul trucking services on behalf of our customers. We provide these trucking services through independent agents and contractors who operate approximately 650 trucks equipped with van, flatbed and heavy-haul trailers.

We believe that our ability to provide a range of trucking services through our separate highway brokerage and truck services units and our local cartage operations provides a competitive advantage as companies increasingly seek to outsource their transportation and logistics needs to companies that can manage multiple transportation requirements.

International Freight Forwarding and NVOCC Services

As an international freight forwarder, our subsidiary, RF International, Ltd., provides freight forwarding services that involve transportation of freight into or out of the United States. As a non-vessel operating common carrier (or indirect ocean carrier) and customs broker, we manage international shipping for our customers and provide or connect them with the range of services necessary to run a global business. We also provide airfreight forwarding services as an indirect air carrier. Our international product offerings serve more than 1,000 clients internationally through offices in Lake Success (New York),

Norfolk (Virginia), Chicago (Illinois), Seattle (Washington), San Francisco (California), Los Angeles (California), Miami (Florida), Dublin (Ohio), Cincinnati (Ohio), a regional office in Hamburg, Germany and approximately 100 agents worldwide.

As a non-vessel operating common carrier (or indirect ocean carrier), our subsidiary, Ocean World Lines, Inc., arranges transportation of our customers' freight by contracting with the actual vessel operator to obtain transportation for a fixed number of containers between various points during a specified time period at an agreed wholesale discounted volume rate. We then are able to charge our customers rates lower than the rates they could obtain directly from actual vessel operators for similar type shipments. We consolidate the freight bound for a particular destination from a common shipping point, prepare all required shipping documents, arrange for any inland transportation, deliver the freight to the vessel operator and arrange transportation to the final destination. At the destination port, acting directly or through our agent, we deliver the freight to the receivers of the goods, which may include customs clearance and inland freight transportation to the final destination. Our contracts with ocean carriers generally require us to pay a small liquidated damage amount for each committed container that we do not ship during the relevant contract period. The aggregate amount of such damages that we have been required to pay in the past has not been material, however, and management believes that such contract terms will not have a material adverse effect on our operating results in the future.

As a customs broker, we are licensed by the U.S. Customs and Border Protection Service to act on behalf of importers in handling customs formalities and other details critical to the importation of goods. We prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for the payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and assist with qualifying for duty drawback refunds. We provide customs brokerage services to direct domestic importers in connection with many of the shipments that we handle as a non-vessel operating common carrier, as well as shipments arranged by other freight forwarders, non-vessel operating common carriers or vessel operating common carriers.

Warehousing and Distribution

Our warehousing and distribution unit, Pacer Distribution Services, Inc., primarily specializes in "import logistics," or servicing the needs of importers looking to move their goods in a timely and efficient manner, either directly to a retailer or to an inland distribution point. To accomplish this objective and deliver superior service to our import customers, we operate multiple facilities in the Los Angeles area that occupy more than 800,000 square feet. All of these facilities are located within 18 miles of the Southern California ports, making possible a timely and efficient flow of ocean containers to and from our warehouses. To further boost the quality of service and expedite the delivery of ocean freight, our subsidiary, PDS Trucking, Inc., also manages a trucking fleet of 125 owner-operators, many of whom service the Southern California ports on a daily basis. To help our customers reduce their import costs, we have extended the hours of operation of our harbor trucking fleet to take maximum advantage of the program implemented by the Ports of Los Angeles and Long Beach to encourage the movement of cargo at night and on weekends to reduce truck traffic during peak daytime hours.

Our warehousing and distribution unit performs multiple services specifically designed for importers, including:

- warehousing/distribution – receiving inventory to stock in order to fulfill future outbound orders,
- value-added services – labeling, price tagging, palletizing, pick/pack and reworking,
- transloading – transferring freight from ocean containers to domestic equipment, rail or road,
- deconsolidation – the sorting of freight for distribution to multiple outbound destinations, and
- consolidation – the collecting of multiple smaller inbound shipments to build full truckloads.

Supply Chain Management

We use the information from our advanced information system to provide consulting and supply chain management services to our customers. These specialized services, offered through our subsidiary, Pacer Global Logistics, Inc., allow our customers to realize cost savings and concentrate on their core competencies by outsourcing to us the management and transportation of their materials and inventory throughout their supply chains and the distribution of finished goods to the end-user. We provide infrastructure and equipment, integrated with our customers' existing systems, to handle distribution planning, just-in-time delivery and automated ordering. We also manage warehouses, distribution centers and other facilities for selected customers and consult on identifying bottlenecks in our customers' supply chains by analyzing freight patterns and costs, optimizing facility locations and developing internal policies and procedures. We leverage these capabilities to drive additional volume to our other service offerings.

Information Technology

Our current intermodal and logistics transportation technology systems provide a scalable migration path designed for the electronic interchange of data between our customers and us, and an Internet-based connectivity that allows us to communicate directly with our customers and transportation service providers. Our systems provide us with performance, utilization and profitability indicators as they monitor and track shipments across various transportation modes, providing timely visibility regarding shipment status, location and estimated delivery times. Our exception notification system informs us of any potential delays so we can alert our customers to minimize the impact of any problems. Our systems also report transit times, rates, equipment availability and the logistics activity of our transportation service providers, enabling us to plan and execute freight movements more reliably, efficiently and cost effectively.

We manage our intermodal services through the continuous monitoring and tracking of our containers, chassis and railcars throughout the network. This allows us to monitor equipment location and availability and therefore plan and provide for increased equipment utilization and balanced freight flows. We can also prepare and distribute customized accounting and billing reports for our customers as well as management reports to meet federal highway authority requirements.

Pursuant to a long-term information technology services agreement, APL Limited provides us with the computers, software and other information technology services necessary for the operation of and accounting for our Stacktrain business. We paid an annual fee of $10.6 million in 2007 to APL Limited under this agreement (of which $3.4 million has been subject to a 3% compounded annual increase since May 2003). This agreement with APL Limited has a term expiring in May 2019, and is cancelable by us on 120 days notice without penalty.

To further enhance our information technology capabilities, on September 30, 2007, we entered into a software license agreement with SAP America, Inc. ("SAP") for an enterprise suite of applications, including the latest release of SAP's Transportation Management Solution. Under the agreement, we were granted a perpetual license for the suite of SAP software. Total capital expenditures in 2007 including the license fee and other expenditures were $10.6 million.

The new system is expected to provide an improved integrated, streamlined platform across all business units, provide better information management, eliminate duplicated work effort and dispersed data, and enhance customer services and communications. Elements of the new system are expected to be implemented over the next 9 to 28 months.

We will continue to avail ourselves of the services and support under our existing long-term technology services agreement with APL Limited until the SAP implementation project is completed. See "Management's Discussion of Financial Condition and Results of Operations – Liquidity and Capital Resources" for additional discussion.

Customers

We currently provide intermodal and logistics and transportation services on a nationwide basis to retailers, manufacturers, intermodal marketing companies and other companies, including a number of Fortune 500 and multi-national companies such as Big Lots, C.H. Robinson, General Electric, Sony, Union Pacific, Toyota and Conagra, which together represented approximately 19.0% of our 2007 revenues, as well as numerous intermodal marketing companies. Other important customers include The Scotts Company, Whirlpool, Shaw Industries, and Costco.

For the fiscal years ended December 28, 2007 and December 29, 2006, one customer contributed 10.4% and 10.3% of our consolidated revenues, respectively. For the fiscal year ended December 30, 2005, there was no single customer that contributed more than 10% of our consolidated revenues.

Sales and Marketing

As of December 28, 2007, we have over 125 direct sales and customer service representatives in our intermodal and logistics segments that sell and support our portfolio of services to a diverse customer base which includes intermodal marketing companies, steamship lines, truckload carriers, logistics companies, truck brokers and beneficial cargo owners.

Our sales representatives are directly responsible for managing our business relationships with our customers. They expand our business base by cross-selling our portfolio of services to our current and future customer base. They also collaborate with our customer service groups in an effort to provide problem-solving, cargo tracking services and the efficient processing of customer orders and inquiries. The domestic direct sales force is also supplemented with over 30 sales agents and agencies.

In addition to our direct domestic sales force, we also have an extensive international network of sales and customer service representatives for our international NVOCC and freight forwarding business located in eight offices in North America, and a regional office in Hamburg, Germany along with approximately 100 agents worldwide.

In 2007, we established a new corporate level marketing department to support our sales and customer representatives. The new marketing department is primarily responsible for all sales related and corporate communications, market research and development, product development and integration, public relations, as well as the further development of the Pacer corporate brand identity.

Development of Our Company

We commenced operations as an independent, stand-alone company upon our recapitalization in May 1999. From 1984 until our recapitalization, our Stacktrain business was conducted by various entities owned directly or indirectly by APL Limited.

In May 1999, we were recapitalized through the purchase of shares of our common stock from APL Limited by two affiliates of Apollo Management, and an affiliate of each of Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. and our redemption of a portion of the remaining shares of common stock held by APL Limited. On the date of the recapitalization, we also began providing retail and logistics services to customers through our acquisition of Pacer Logistics. In connection with these transactions, our name was changed from APL Land Transport Services, Inc. to Pacer International, Inc.

Pacer Logistics, Inc. was originally incorporated on March 5, 1997 under the name PMT Holdings, Inc., and acquired the successor to a company formed in 1974. Between the time of its formation and our acquisition of Pacer Logistics in May 1999, Pacer Logistics acquired and integrated six logistics services companies.

In 2000, we acquired four companies that complemented our business operations and expanded our geographic reach and service offerings for intermodal marketing, highway brokerage, international freight forwarding and other logistics services. In 2001, we integrated our intermodal marketing, highway brokerage and supply chain services business operations into our Pacer Global Logistics, Inc. subsidiary.

In June 2002, we completed our initial public offering of common stock, and used the net proceeds to repay a significant portion of our outstanding long-term debt. During June and July 2003, we completed the refinancing of our credit facilities, including the early redemption of $150 million of 11.75% senior subordinated notes originally issued in connection with our May 1999 recapitalization. In August 2003, we completed an underwritten secondary public offering of common stock on behalf of a number of selling stockholders; no new shares were issued and we received no proceeds from this offering.

On January 7, 2004, we filed with the SEC a "shelf" registration statement, providing for our issuance of up to $150 million in additional common stock, preferred stock and warrants to purchase any of such securities and for the sale by a number of selling stockholders of 8,702,893 shares of common stock. In offerings under the registration statement in April and November 2004, all 8,702,893 shares of common stock of the selling stockholders were sold with no new shares issued or proceeds received by the Company. Upon completion of the offerings, Apollo Management and its affiliated entities no longer owned any shares of our common stock. There are currently no arrangements in place for the Company to issue any additional securities.

On April 5, 2007, we entered into a new $250 million, five-year revolving credit agreement and repaid the principal balance due under the term loan portion of our prior bank credit facility, which was terminated.

Suppliers

Railroads

We have long-term contracts with our primary rail carriers, Union Pacific, CSX, and KCSM in Mexico, and we maintain other operating arrangements with the other North American railroads, including Burlington Northern Santa Fe Railroad and Canadian National Railroad. These contracts and arrangements generally provide for access to terminals controlled by the railroads as well as support services related to our Stacktrain operations. Through these contracts and arrangements, our intermodal business has established an extensive North American rail transportation network. Our rail brokerage business also maintains contracts with the railroads that govern the transportation services and payment terms pursuant to which the railroads handle intermodal shipments. These contracts are typically of short duration, usually twelve-month terms, and subject to regular renewal or extension. We maintain close working relationships with all of the major railroads in the United States and will continue to focus our efforts on strengthening these relationships. The long-term rail contracts with Union Pacific and CSX represent a majority of our Stacktrain unit's cost of purchased transportation, while other business with Union Pacific and CSX is covered by shorter-term commercial arrangements. Business with other railroads, including the Burlington Northern Santa Fe, Canadian National Railroad and KCSM, constituted approximately 7% of our Stacktrain unit's cost of purchased transportation in 2007.

Through our contracts and arrangements with these rail carriers, we have access to a 52,000 mile rail network throughout North America. Our rail contracts and arrangements generally require the rail carriers to perform point-to-point linehaul transportation and terminal services for us. Pursuant to the service provisions, the rail carriers provide transportation of our intermodal equipment across their rail networks and terminal services related to loading and unloading of containers, equipment movement and general administration. Our rail contracts and arrangements generally establish per container rates for Stacktrain shipments made on the rail carriers' transportation networks, and the long-term contracts typically provide that we are obligated to transport a specified percentage of our total Stacktrain shipments with each of the rail carriers (subject to the rail carrier's achievement of certain service performance standards). The terms of our rail contracts and arrangements, including rates, are generally subject to adjustment or renegotiation throughout the term of the contract or arrangement, based on factors such as the continuing fairness of the contract terms, prevailing market conditions and changes in the rail carriers' costs to provide rail service. Based upon these provisions, and the volume of freight that we ship with each of the rail carriers, we believe that we enjoy competitive transportation rates for our Stacktrain shipments.

Agents and Independent Contractors

In our long haul and local trucking services operations, we rely on the services of independent agents, who procure business for and manage a group of trucking contractors. Although we own a small number of tractors and trailers, the majority of our truck equipment and drivers are provided by agents and independent contractors. Our relationships with agents and independent contractors allow us to provide customers with a broad range of trucking services without the need to commit capital to acquire and maintain a large trucking fleet. Although our agreements with independent agents and trucking contractors are typically long-term in practice, they are generally terminable by either party on short notice.

Independent agents and trucking contractors are compensated on the basis of mileage rates, fixed fees between particular origins and destinations, fixed fees within certain distance-based zones or a fixed percentage of the revenue generated from the shipments that they arrange or haul. Under the terms of our typical lease contracts, independent agents and trucking contractors must pay all of the expenses of operating their equipment, including driver wages and benefits, fuel, physical damage insurance, maintenance and debt service.

Local Trucking Companies

To support our intermodal operations, we have established a good working relationship with a large network of local truckers in many major urban centers throughout the United States. The quality of these relationships helps ensure reliable pickups and deliveries, which is a major differentiating factor among intermodal marketing companies. Our strategy has been to concentrate business with a select group of local truckers in a particular urban area, which increases our economic value to the local truckers and in turn raises the quality of service that we receive from them.

Equipment

Our intermodal equipment fleet consists of a large number of doublestack railcars, containers and chassis that are owned or subject to short and long-term leases. We lease almost all of our containers, approximately 84% of our chassis and approximately 89% of our doublestack railcars.

In addition, all of our railcar equipment is associated with revenue generating arrangements. Our railcar fleet consists of "free running" railcars operating under the publicly reported "BRAN" mark. These railcars are in general service with railroads throughout North America to haul not only our own intermodal containers but also those of the railroads and their other customers. Under this system, our railcars are freely interchanged from one rail carrier to another throughout the North American rail system. To use our railcars, the rail carrier pays us a fee, known as the car hire rate, which takes into account the miles traveled by a railcar and the railcar's time in service with a railroad. The actual rate payable is determined under our bilateral rate agreement with the railroad, or in the case of a railroad with which we have no rate agreement, under our schedule of car hire rates maintained in the Car Hire Accounting Rate Master (CHARM) administered by Railinc in association with the Association of American Railroads. We are solely responsible for the costs of operating our railcars, and do not have any recourse to our customers for the lease or purchase of our railcars.

As of December 28, 2007, our Stacktrain equipment fleet consisted of the following:

	Owned	Leased	Total
Containers			
48' Containers	20	3,498	3,518
53' Containers	11	24,496	24,507
Total	31	27,994	28,025
Chassis			
20' and 40' Chassis	-	2,481	2,481
48' Chassis	4,757	2,539	7,296
53' Chassis	48	20,598	20,646
Total	4,805	25,618	30,423
Doublestack Railcars	203	1,647	1,850

During 2007, we received 1,658 primarily 53-ft. leased containers and 1,072 53-ft., 48-ft. and 40-ft. leased chassis, and we returned 2,191 primarily 48-ft. leased containers, 1,596 primarily 48-ft. and 40-ft. leased chassis, and sold 618 48-ft. owned chassis in an effort to more closely align our container and chassis fleets. During 2007, four railcars were destroyed.

During 2006, we received 2,360 53-ft. leased containers and 4,552 53-ft. and 40-ft. leased chassis, and we returned 2,033 primarily 48-ft. leased containers and 1,684 primarily 48-ft. and 40-ft. leased chassis. During 2006, four railcars were destroyed.

During 2005, we received 4,422 primarily 53-ft. leased containers and 3,926 primarily 53-ft. leased chassis, and we returned 2,106 primarily 48-ft. leased containers and 1,106 primarily 48-ft. leased chassis. During 2005, four railcars were destroyed.

We also own or lease a limited amount of equipment to support our trucking operations. The majority of our trucking operations are conducted through contracts with independent trucking companies and contractors that own and operate their own equipment.

Risk Management and Insurance

In our rail and highway brokerage operations, we typically require all motor carriers to which we tender freight to carry at least $1,000,000 in truckers' commercial automobile liability insurance, $1,000,000 in commercial general liability insurance and $100,000 in motor truck cargo insurance. Many carriers provide insurance exceeding these minimums. Railroads, which are largely self-insured, provide limited common carrier liability protection, generally up to $250,000 per container. We maintain an all-risk form of cargo insurance to protect us against cargo damage claims that may not be recoverable from the responsible carriers or their insurers.

In our operations as an authorized carrier or warehouseman, we maintain legal liability insurance to protect us against catastrophic claims arising from damage or loss to freight in transit or warehouse storage. We also maintain property damage insurance to protect us against damage to our railcars and intermodal equipment.

Our terms of carriage on international and ocean shipments limit our liability consistent with industry standards. We offer our freight forwarding customers the option to purchase all risk cargo insurance for their shipments.

We also purchase insurance policies for commercial automobile liability, truckers' commercial automobile liability, commercial general liability, employers liability, and umbrella and excess umbrella liability, with a total insurance limit of $50 million. Our historical self-retained (deductible) levels vary based on claim frequency, severity and timing factors. Our current deductible level per occurrence for commercial automobile liability is $25,000. Our current deductible level per occurrence for truckers' commercial automobile liability is $500,000 for our Pacer Transport and Pacer Cartage operations and $100,000 for our PDS Trucking operation. Our current deductible level per occurrence for commercial general liability is $100,000. Our current workers compensation and employers liability deductible is $150,000 per incident. Our current deductible per occurrence for freight damage as an authorized carrier or warehouseman is $250,000, with the exception of our cartage operations which carry a $10,000 deductible.

Relationship with APL Limited

We are a party to a long-term agreement with APL Limited involving domestic transportation of APL Limited's international freight by our Stacktrain operation. The majority of APL Limited's imports to the United States are transported by rail from ports on the West Coast to population centers in the Midwest and Northeast. Domestic intermodal freight that originates in the United States, however, moves predominantly westbound from eastern and Midwestern production centers to consumption centers on the West Coast. Combining the typical westbound freight movement with the predominantly eastbound APL Limited freight movement allows us to achieve higher train-set utilization (loads per train) and higher eastbound/westbound volumes, thereby improving our bargaining position with the railroads regarding contract terms. We also provide APL Limited with equipment repositioning services through which we transport APL Limited's empty containers from destinations within North America to their West Coast points of origin. To the extent we are able to fill these empty containers with the westbound freight of other customers, we receive compensation from both APL Limited for our repositioning service on a cost reimbursement basis and from the other customers for the shipment of their freight.

APL Limited also supplies us with computer software and other information technology services for our Stacktrain business. See "Information Technology," above.

Business Cycle

The transportation industry has historically performed cyclically as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors, many of which are beyond our control. Because we offer a variety of transportation modes and, we believe, an economical intermodal product, we generally retain shipping volumes and benefit from increased use of our Stacktrain services at the expense of long-haul trucking competitors during down business cycles. In periods of strong economic growth, demand for limited transportation resources can result in increased rail network congestion and resulting operating inefficiencies. Although rail service deterioration increases our costs and may slow demand, we believe that our personnel on-site at many terminals, extensive equipment fleet and customer service capabilities enable us to provide comparatively better service than others affected by rail service deterioration and thereby to retain shipping volumes. We also participate during periods of business expansion when speed of service to fill inventories increases in importance.

Competition

The transportation services industry is highly competitive. Our intermodal business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers-on-flatcars and containerized intermodal rail services offered directly by railroads and other intermodal services providers. Our logistics business competes primarily against other domestic non-asset-based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, freight forwarders and private shipping departments. We also compete with transportation services companies for the services of independent commissioned agents, and with trucklines for the services of independent contractors and drivers. Competition in our intermodal and logistics business is based primarily on freight rates, quality of service, such as damage-free shipments, on-time delivery and consistent transit times, reliable pickup and delivery and scope of operations. Our major competitors include Union Pacific, CSX Intermodal, J.B. Hunt Transport and Hub Group. Other competitors include C.H. Robinson, Exel, Alliance Shippers, Burlington Northern Santa Fe and the supply chain solutions divisions of Ryder and Menlo Worldwide. Some of these competitors, such as C.H. Robinson, Expeditors International, Union Pacific and CSX Intermodal, have significantly larger operations, revenues and resources than we have.

Employees

As of December 28, 2007, we had a total of 1,443 employees. None of our employees are represented by unions, and we generally consider our relationships with our employees to be satisfactory.

Government Regulation

Regulation of Our Trucking and Intermodal Operations

The transportation industry has been subject to legislative and regulatory changes that have affected the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of, providing transportation services. We cannot predict the effect, if any, that future legislative and regulatory changes may have on our business or consolidated results of operations.

Our highway brokerage operations are licensed by the U.S. Department of Transportation, or "DOT," as a national freight broker in arranging for the transportation of general commodities by motor vehicle. The DOT prescribes qualifications for acting as a national freight broker, including surety bonding requirements. Our truck services and local cartage operations provide motor carrier transportation services that require registration with the DOT and compliance with economic regulations administered by the DOT, including a requirement to maintain insurance coverage in minimum prescribed amounts. Other sourcing and distribution activities may be subject to various federal and state food and drug statutes and regulations. Although Congress enacted legislation in 1994 that substantially preempts the authority of states to exercise economic regulation of motor carriers and brokers of freight, we continue to be subject to a variety of state vehicle registration and licensing requirements. We and the carriers upon which we rely are also subject to various federal and state safety and environmental regulations. Although compliance with regulations governing licenses in these areas has not had a material adverse effect on our consolidated results of operations, financial condition or cash flows in the past, there can be no assurance that these regulations or changes in these regulations will not adversely affect our consolidated results of operations, financial condition or cash flows in the future. Violations of these regulations could also subject us to fines or, in the event of serious violations, suspension or revocation of operating authority as well as increased claims liability.

Intermodal operations like ours were exempted from virtually all active regulatory supervision by the U.S. Interstate Commerce Commission, predecessor to the regulatory responsibilities now held by the U.S. Surface Transportation Board. Such exemption is revocable by the Surface Transportation Board, but the standards for revocation of regulatory exemptions issued by the Interstate Commerce Commission or Surface Transportation Board are high. While that exemption remains in place, the DOT issued proposed regulations in December 2006 that would make intermodal equipment providers like our Stacktrain unit subject to the Federal Motor Carrier Safety Regulations for the first time. This proposed regulation would, among other requirements, obligate Stacktrain to register and file with the Federal Motor Carrier Safety Administration an Intermodal Equipment Provider Report, establish a systematic inspection, repair and maintenance program on its chassis and maintain documentation of the program. We provided comments to the Federal Motor Carrier Safety Administration regarding the proposed regulation both directly and in participation with industry groups. It is now expected that final regulations will not be published until late July 2008, at which time we will be in a position to understand the new regulations' requirements and effective date, evaluate their operational impact and determine the cost of compliance.

Regulation of Our International Freight Forwarding Operations

We maintain licenses issued by the U.S. Federal Maritime Commission as an ocean transportation intermediary. These licenses govern both our operations as an ocean freight forwarder and as a non-vessel operating common carrier. The Federal Maritime Commission has established qualifications for ocean transportation intermediaries, including surety bond requirements. The Federal Maritime Commission also is responsible for the regulation and oversight of non-vessel operating common carriers that contract for space with vessel operating carriers and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers are required to publish and maintain tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by commencing enforcement proceedings seeking the assessment of penalties for violation of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe that we are in substantial compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

We are also licensed as a customs broker by the U.S. Customs and Border Protection Service of the Department of Treasury in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. We believe we are in substantial compliance with these requirements.

Legal Contingencies

In connection with certain pending litigation and other claims, we have estimated the range of probable loss and provided for such losses through charges to our consolidated statements of operations. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and future events.

From time to time, we are involved in disputes that arise in the ordinary course of business, and we expect such disputes to continue to arise from time to time in the future. We are currently involved in certain legal proceedings as discussed in "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Note 7. – Commitments and Contingencies" to our consolidated financial statements included in this report. Based on currently available information and advice of counsel, we believe that we have meritorious defenses to the claims against us, and that none of these items will have a material adverse impact on our consolidated financial position, results of operations or cash flows. Our present assessment of these claims could change, however, based on new information and future events. In addition, even if successful, our defense against certain actions could be costly and could divert the time and resources of our management and staff.

Environmental

Our facilities and operations are subject to federal, state and local environmental, hazardous materials transportation and occupational health and safety requirements, including those relating to the handling, labeling, shipping and transportation of hazardous materials, discharges of substances into the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. In particular, a number of our facilities have underground and above-ground storage tanks for diesel fuel and other petroleum products. These facilities are subject to requirements regarding the storage of such products and the clean-up of any leaks or spills. We could also have liability as a responsible party for costs to clean-up contamination at off-site locations where we have sent, or arranged for the transport of, wastes. We have not received any notices that we are potentially responsible for material clean-up costs at any off-site waste disposal location. We do not currently anticipate any material adverse effect on our capital expenditures, consolidated results of operations or competitive position as a result of our efforts to comply with environmental requirements, nor do we believe that we have any material environmental liabilities. We also do not expect to incur material capital expenditures for environmental controls in 2008. However, future changes in environmental regulations or liabilities from newly discovered environmental conditions could have a material adverse effect on our business, competitive position, consolidated results of operations, financial condition or cash flows.

Seasonality

Our revenues generally show a seasonal pattern as some customers reduce shipments during and after the winter holiday season. In addition, the auto companies that we serve generally shut down their assembly plants for new model re-tooling during the summer months.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

We are dependent upon third parties for equipment, capacity and services essential to operate our business, and if we fail to secure sufficient equipment, capacity or services, we could lose customers and revenues.

We are dependent upon rail, truck and ocean transportation services and transportation equipment such as chassis and containers provided by independent third parties. We, along with competitors in our industry, have experienced equipment and capacity shortages in the past, particularly during peak shipping season in October and November. We also depend upon the rail carriers to provide sufficient rail slots on the train to transport our containers and access to the rail terminal for the delivery of our containers for shipment. From time to time, as with other users of Union Pacific's rail service, we have not been able to obtain sufficient gate reservations for all containers to be shipped on a particular day and have had to wait for the gate reservation necessary to allow the container to enter the rail terminal and to be loaded on the train. If we cannot secure sufficient transportation equipment, capacity or services from these third parties to meet our customers' needs and schedules, customers may seek to have their transportation and logistics needs met by other providers on a temporary or permanent basis, which could materially adversely affect our business, consolidated results of operations and financial condition.

Likewise, the intermodal industry from time to time faces excess demand for the current rail network size that cause network congestion and service delays and allow rail carriers to implement rate increases and to limit volumes. In addition, the trucking industry, including the local drayage community, is facing an ongoing shortage of drivers. This shortage may cause our motor transportation suppliers to increase drivers' compensation, thereby increasing our cost of providing motor transportation, including the local cartage portion of an intermodal move, to our customers. Driver shortages and tight rail capacity could adversely impact our profitability and limit our ability to expand our intermodal and highway service offerings.

In addition, we maintain long-term rail contracts with Union Pacific (expiring in October 2011), CSX (expiring in December 2014), and KCSM in Mexico (expiring in December 2012). Although we believe we will be able to enter into renewal or replacement contracts with these or other carriers on favorable terms as our current long-term agreements expire, we cannot guarantee that we will be able to do so.

Changes in freight rates, as a result of competition in our industry and pricing strategies of our transportation suppliers, could adversely affect our business and results of operations.

The transportation services industry is highly competitive. Our logistics businesses compete primarily against other domestic non-asset based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, shipping departments of our customers and other freight forwarders. Our intermodal business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers on flat cars, and containerized intermodal rail services offered by railroads and other intermodal service providers. Some of our competitors have substantially greater financial, marketing and other resources than we do, which may allow them to withstand better an economic downturn, reduce their prices more easily than we can or expand or enhance the marketing of their products. There are a number of large companies competing in one or more segments of our industry, although the number of companies with a North American network that offer a full complement of logistics services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers are increasingly soliciting competitive bids for transportation services from a number of competitors, including competitors that are larger than we are. We also face competition from Internet-based freight exchanges, or electronic bid environments, that provide an online marketplace for buying and selling supply chain services.

Historically, competition has created downward pressure on freight rates. In the past, we have experienced downward pressure in the pricing of our intermodal and logistics services that has affected our revenues and operating results. In particular, our intermodal segment has offered lower rates to its customers to match lower rates offered by our railroad competitors in the intermodal business. Rate reductions by truckload carriers may also exert downward pressures on intermodal rates. Such rate reductions could adversely affect the yields of our intermodal product.

Rate increases, particularly when taken by our railroad and highway transportation suppliers, may also have an adverse impact if our brokerage operations are unable to obtain commensurate price increases from our customers. For example, during 2005, due to increased demand, all the major rail carriers instituted price increases. Price increases were also taken in 2006 and 2007. Although the application of rate increases to a portion of our Stacktrain business is limited by our long-term rail contracts, such increases have resulted in higher costs to some of our Stacktrain business and to our rail brokerage operation that we have not been able to fully pass on as quickly as the increases are implemented by the rail carriers. While our Stacktrain operation may benefit from the intermodal rate increases, such rate increases may have the impact of slowing overall demand for intermodal services and thereby affect our consolidated results of operations.

Our operating results are subject to cyclical fluctuations and our quarterly revenues may also fluctuate, potentially affecting our stock price.

Historically, sectors of the transportation industry have been cyclical as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors such as changes in fuel costs or the timing of changes in fuel surcharge assessments (compared to fuel surcharge collections) over which we have little or no control. Increased operating expenses incurred by third-party carriers can be expected to result in higher costs to us, and our income from operations could be materially adversely affected if we were unable to pass through to our customers the full amount of increased transportation costs or if we were to experience a dramatic change in the timing of our recovery of such costs relative to our requirements to pay such costs to our third party carriers. We have a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by those customers may decrease and our operating results could be adversely affected. For example, the economic downturn in 2007, impacting particularly the housing and related building products industries, has negatively impacted our truck brokerage and truck services operations in our logistics segment in 2007 due to decreased demand to transport materials. Any unexpected reduction in revenues for a particular quarter could cause our quarterly operating results to be below the expectations of public market analysts or stockholders. In this event, the trading price of our common stock may fall significantly.

We may be required to record a significant charge to earnings if our goodwill becomes impaired.

At December 28, 2007, we had recorded $288.3 million of goodwill, net of amortization, allocated to our two reporting units, which are our intermodal and logistics operating segments. A total of $169.0 million is allocated to our intermodal segment and $119.3 million is allocated to our logistics segment. The fair value of our operating segments is determined under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" on at least an annual basis. Under this statement, the fair value of each operating segment is compared to the carrying value to determine if goodwill impairment exists. The larger the excess of a unit's fair value over its carrying value, the better a reporting unit or company can survive negative financial events or results and determine that its goodwill is unimpaired. This determination for 2007 resulted in a significant reduction from prior years in the excess of fair value over carrying value for both of our operating segments. The excess of fair value over carrying value for our intermodal and logistics segments as of December 28, 2007 was approximately $288 million and $3 million, respectively, as compared to $1.1 billion and approximately $23 million, respectively, as of December 29, 2006. Should the economic downturn in 2007 continue or worsen, growth rates in the transportation industry decline, the trading price of our common stock deteriorate or other adverse events occur, the determination of fair value in the future could result in a goodwill impairment with respect to one or both of our reporting units, but particularly our logistics segment, which would negatively impact the operating results and net worth of the logistics segment and the company. We plan to monitor the fair value calculations of our reporting units on a quarterly basis during 2008. See ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates for further discussion on goodwill evaluation.

Congestion, work stoppages, capacity shortages, weather related issues or other disruptions affecting the transportation network could adversely affect our operating results.

As transportation services are provided through a network of rail and trucking transportation providers, a disruption in one area or in one sector can affect the flow of traffic over the entire network. In addition, our business could be adversely affected by labor disputes between the railroads and their union employees; since February 2006 negotiations have been in progress between the railroads and rail unions for new collective bargaining agreements to replace the existing contracts which expire at various times over the next twelve months. In January 2008, the nation's major freight railroads and the United Transportation Union reached tentative agreement on a new contract covering wages, benefits and other issues. The agreement is still to be ratified by the union which represents about 44,000 members. Our business could also be adversely affected by a work stoppage affecting providers of local trucking services to and from rail terminals. For example, during 2004, independent owner-operators providing local drayage services in parts of California refused to transport shipments to and from the rail facilities, leading to terminal congestion and a Union Pacific embargo on shipments to Northern California destinations which adversely affected our consolidated results of operations in the second quarter of 2004. We have also experienced service disruptions due to other conditions, such as hurricanes, flooding and other adverse weather conditions, that hinder the railroads' and local trucking companies' ability to provide transportation services and negatively impact our operating results.

Work stoppages affecting seaports may also adversely impact our operations as we experienced in the second half of 2002 when West Coast ports were shut down as a result of a labor dispute with the longshoremen who offload freight that we subsequently transport. Third party international loadings, container repositioning revenue and railcar utilization revenues from our intermodal segment were adversely impacted during the port shutdown. The shutdown also impacted our local cartage and harbor drayage on the West Coast with lower volumes and our international freight forwarding operations with reduced ship sailings. Other work stoppages, slowdowns or other disruptions, such as those that could result from an act of terrorism or war, are beyond our control and could adversely affect our operating income and cash flows in both our intermodal and logistics segments, particularly if they have a material effect on major railroad interchange facilities or areas through which significant amounts of our rail shipments pass, such as the Los Angeles and Chicago gateways.

If we fail to develop, integrate, upgrade or replace our information technology systems, we may lose orders and customers or incur costs beyond our expectations.

Increasingly, we compete for customers based upon the flexibility and sophistication of the information technologies that support our current services or any new services that we may introduce. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or our customers' inability to access or interact with our website and other systems could significantly disrupt our operations, prevent our customers from placing orders, or cause us to lose orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future freight volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information systems from their supply chain management service providers. If we fail to hire qualified personnel to implement and maintain our information technology systems or fail to upgrade or replace our information technology systems to handle increased volumes, meet the demands of our customers and protect against disruptions of our operations, we may lose orders and customers which could adversely affect our business.

During the fourth quarter of 2007, we entered into a software license agreement with SAP America, Inc. ("SAP") under which we licensed an enterprise suite of applications, including the latest release of SAP's transportation management solution to be implemented over the next 9 to 28 months. If we fail to integrate the new system efficiently and on a timely basis, the cost to implement could be significantly higher than anticipated. If the systems to be implemented with the SAP software do not operate as anticipated or contain unforeseen problems, our business, consolidated results of operations financial condition and cash flows could be materially adversely affected.

Our revenues could be reduced by the loss of major customers.

We have derived, and believe we will continue to derive, a significant portion of our revenues from our largest customers. In 2007, Union Pacific affiliate(s) accounted for approximately 10.4% of our revenues and our 10 largest customers accounted for approximately 42.4% of our revenues. The loss of one or more of our major customers or a significant change in their shipping patterns could have a material adverse effect on our revenues, business and prospects. For example, during 2005, we completed the transition of one of our highway brokerage customers to another service provider, reducing revenues by approximately $128 million in our logistics segment. The impact of this loss on consolidated income from operations was significantly less, however, due to the low margins provided by this customer.

Service instability in the intermodal industry could increase costs and decrease demand for our intermodal services.

We depend on the major railroads in the United States for substantially all of the intermodal transportation services that we provide. In many markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads we use is likely to increase the cost of the rail-based services that we provide and reduce the reliability, timeliness and overall attractiveness of our rail-based services. Prior to 2006, high demand for rail transportation, train resource shortages, severe weather and operating inefficiencies resulted in increased transit times, terminal congestion and decreased equipment velocity. Rail carrier efforts over the past years to improve rail service did not seem to generate the expected improvements. In the latter part of 2006 and in 2007 we saw progress in the reduction of transit times. While we believe that our customer service capabilities, extensive equipment fleet and network of personnel on-site at many terminals enables us to lessen the impact to our intermodal customers of these service disruptions, rail service issues increase our costs and create a challenging operating environment. To the extent that we operate on rail carriers that experience poor service performance, demand for our intermodal services may be adversely affected. In addition, customers may switch to alternate providers to avoid intermodal transportation delays. Although we have not been significantly adversely affected by past service disruptions resulting from rail industry consolidation and rail network congestion, we could be substantially affected by such service disruptions in the future.

Ongoing insurance and claims expenses could adversely affect our earnings.

We are exposed to claims related to property damage, personal injury, cargo loss and damage and workers' compensation. We carry significant insurance with third party insurance carriers. The cost of such insurance has increased over the past five years, reflecting our operational growth, the insurance environment in our industry and our claim experience. We have maintained self-retained (deductible) levels for our public liability risk exposures to optimize cost efficiency, reflecting our increasing operating volume and claim experience. Our current deductible per occurrence for commercial automobile liability is $25,000. Our current deductible level for truckers' commercial automobile liability is $500,000 for our truck services and cartage operations and $100,000 for trucking operations related to our warehousing and distribution operations. Our current deductible level per occurrence for commercial general liability is $100,000. Our current workers compensation and employers liability deductible is $150,000 per incident. Our current deductible per occurrence for freight damage as an authorized motor carrier or warehouseman is $250,000, except for our cartage operations which carry a $10,000 deductible. We are also responsible for legal expenses within our deductible levels for liability and workers' compensation claims. We currently reserve the estimated probable loss for incurred but not yet paid claim amounts and expenses, and regularly evaluate and adjust our claim reserves to reflect actual experience. If the ultimate results differ from our estimates, we could incur costs in excess of reserved amounts. To cover claims and expense in excess of our deductible levels, we maintain insurance with insurance companies that we believe are financially sound. Although we believe our aggregate insurance limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits. If the number or severity of claims within our deductible levels increases, or if we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected.

If we have difficulty attracting and retaining agents and independent contractors, our consolidated results of operations could be adversely affected.

We rely extensively on the services of agents and independent contractors to provide our trucking services. We rely on a fleet of vehicles which are owned and operated by independent trucking contractors and on agents representing groups of trucking contractors to transport customers' goods by truck. Although we believe our relationships with our agents and independent contractors are good, we may not be able to maintain our relationships with them. Contracts with agents and independent contractors are, in most cases, terminable upon short notice by either party. If an agent terminates its relationship with us, some customers and independent contractors with which such agent has a direct relationship may also terminate their relationship with us. We may have difficulty replacing our agents and independent contractors with equally qualified persons. We compete with transportation service companies and trucking companies for the services of agents and with trucking companies for the services of independent contractors and drivers. The pool of agents, contractors and drivers is limited, and therefore competition from other transportation service companies and trucking companies can increase the price we must pay to obtain services from agents, contractors and drivers. The industry is currently experiencing a shortage of independent contractors resulting in increased compensation expenses to us and our competitors who also rely on them. In addition, because independent contractors are not employees, they may not be as loyal to our company, requiring us to pay more to retain their services and to implement aggressive recruitment efforts to offset turnover. If we are unable to attract or retain agents and independent contractors or need to increase the amount paid for their services, our consolidated results of operations could be adversely affected and we could experience difficulty increasing our business volume. This adverse effect was seen in 2005 and 2006 as the cost of qualified driver acquisition and retention increased and negatively impacted our consolidated results of operations. Driver acquisition and retention issues remain a focus of our trucking operations, and during 2007, programs were implemented to more effectively manage driver turnover.

Our customers who are also competitors could transfer their business to their non-competitors and our suppliers who are also competitors could provide preferences to others, including their own competing operations, which in both cases would decrease our profitability.

As a result of our company operating in two distinct but related channels, we buy and sell transportation services from and to many companies with which we compete. For example, Hub Group, NYK Logistics and Alliance Shippers, three of the 10 largest customers of our Stacktrain operations, who accounted for 12.2% of the 2007 revenues of our intermodal segment operations, are also competitors. It is possible that these customers could transfer their business away from us to other companies with which they do not compete. The loss of one or more of these customers could have a material adverse effect on the profitability of our intermodal operations. In addition, rather than outsourcing their transportation logistics requirements to us, some of our customers could decide to provide these services internally, which could further adversely affect our business volumes and revenues.

Similarly, our Stacktrain business competes in some cases with the intermodal service offerings of our rail transportation providers and their affiliated equipment provider operations. For example, CSX Intermodal, one of our primary rail transportation providers, offers transcontinental and other services that compete with our Stacktrain services. Our rail transportation providers may provide preferences to their internal service offerings or to other customers that are not competitors. These preferences could have a material adverse effect on the profitability of our intermodal operations and on our ability to continue to provide efficient intermodal services to our customers.

We, our suppliers and our customers are subject to changes in government regulation which could result in additional costs and thereby affect our consolidated results of operations.

The transportation industry is subject to legislative and regulatory changes that can affect its economics. Although we primarily operate in the intermodal segment of the transportation industry, which has been essentially deregulated, changes in the levels of regulatory activity in the intermodal segment could potentially affect us and our suppliers and customers. Our trucking operations and those of the trucking companies and independent contractors whom we engage are subject to regulation by the DOT and various state and local agencies, which govern such activities as authorization to engage in motor carrier operations, safety, and insurance requirements. As an example, on January 4, 2004, revised DOT hours of service regulations became effective and after further regulatory and court action, were revised effective October 1, 2005. Since 2005, additional court and regulatory actions have occurred, and our trucking operations now operate under interim and final DOT rules substantially the same as those effective in 2005. These revised regulations reduced the amount of time that drivers can spend driving. Since these regulations went into effect, we have endeavored to make appropriate pricing, operational and training adjustments to address the regulations and mitigate their impact on our consolidated results of operations. While difficult to quantify, we believe that the hours of service regulations have negatively impacted our operating results due to the slight productivity decreases experienced by our drivers. These changes, in effect, increase the amounts charged by the trucking companies and independent contractors whom we engage to provide transportation for our customers. If we cannot pass the additional costs through to our customers, our consolidated operating results could be adversely affected.

Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for our transportation services or require the outlay of significant additional costs. Additional expenditures incurred by us, or by our suppliers and passed on to us, could adversely affect our consolidated results of operations. For instance, in December 2006, the DOT issued proposed regulations mandated by the Safe, Accountable, Flexible, Efficient Transportation Equity Act enacted in August 2005. The proposed regulations would regulate intermodal equipment providers like our Stacktrain unit and require them to establish a systematic inspection, repair and maintenance program on chassis and to provide a means to effectively respond to driver and motor carrier reports about chassis defects and deficiencies. The new regulation is scheduled to take effect in late July 2008, at which time we will be in a position to understand the new regulations' requirements and effective date, evaluate their operational impact and determine the cost of compliance. Depending on the final provisions and implementation timelines of the regulations, we believe that the annual impact of the chassis maintenance and repair costs will be between $3 million and $7 million. Similarly, a January 2007 ruling by the Surface Transportation Board found that the railroad's practice of assessing fuel surcharges based on a percentage calculation of the base rate charged to the shipper was unreasonable. Although the ruling expressly does not apply to intermodal shipments, if the railroads change their methodology for assessing fuel surcharges on intermodal traffic to a per mile or other calculation, our Pacer Stacktrain and rail brokerage units may also change their fuel surcharge methodology. Such a change may adversely affect our revenues. Other potential effects are more difficult to quantify as we generally pass through fuel surcharges to our customers but may experience timing issues where we are unable to adjust charges to our customers to match fuel adjustments from our suppliers.

In addition, we have a substantial number of wholesale customers who provide ocean carriage of intermodal shipments. These wholesale customers and our own international freight forwarding operations are subject to regulation by the Federal Maritime Commission, U.S. Customs and other international, foreign, federal and state authorities. Regulatory changes in the ocean shipping or international freight forwarding industries could adversely affect our freight forwarding operations or have a material impact on the competitiveness or efficiency of operations of our various ocean carrier customers, which could adversely affect our business.

In addition, as a publicly-traded company, we are also affected by new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the NASDAQ Stock Market rules. Our efforts to comply with these continually evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. During 2004, for instance, we paid our auditors and consultants approximately $4.1 million pre-tax ($0.07 per diluted share after tax) to comply with Section 404 of the Sarbanes-Oxley Act of 2002. On-going costs of compliance in 2005 and 2006 paid to our auditors and consultants was approximately $1.8 million pre-tax ($0.03 per diluted share after tax) and $0.8 million pre-tax ($0.01 per diluted share after tax), respectively. Pre-tax costs for 2007 were $0.4 million. In addition to the time and expense, these changing laws, regulations and standards impose other risks. For instance, while we have been able to determine in 2007 that our internal controls over financial reporting are effective, failure to maintain the adequacy of our internal controls over financial reporting, may cause our internal controls over financial reporting to be ineffective. Such a conclusion that our internal controls over financial reporting are not effective could adversely impact our reputation with investors and our stock price.

If we fail to comply with or lose any required licenses, governmental regulators could assess penalties against us or issue a cease and desist order against our operations which are not in compliance.

Our rail and highway brokerage and Stacktrain operations are licensed by the DOT as a broker in arranging for the transportation of general commodities by motor vehicle. The DOT has established requirements for acting in this capacity, including insurance and surety bond requirements. Our truck services and local cartage operations are regulated as motor carriers by the DOT and various state agencies, subjecting these operations to insurance, surety bond, safety and other regulatory requirements. Our international freight forwarding operation is licensed as an ocean transportation intermediary by the U.S. Federal Maritime Commission. The Federal Maritime Commission regulates ocean freight forwarders and non-vessel operating common carriers like us that contract for space with the actual vessel operator and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating or terminating in the United States. Non-vessel operating common carriers must publish and maintain tariffs for the movement of specified commodities into and out of the United States. The Federal Maritime Commission may enforce these regulations by instituting proceedings seeking the assessment of penalties for violations of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. Our international freight forwarding operation is also licensed, regulated and subject to periodic audit as a customs broker by the Customs Service of the Department of Treasury in each United States customs district in which we do business. In other jurisdictions where we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. Our failure to comply with the laws and regulations of any of these governmental regulators, and any resultant suspension or loss of our licenses, could result in penalties or a cease and desist order against any operations that are not in compliance. Such an occurrence would have an adverse effect on our consolidated results of operations, financial condition and liquidity.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 28, 2007, our long-term debt was $64.0 million. We have the ability to incur new debt, subject to limitations in our credit agreement. Our level of indebtedness could have important consequences to us, including the following:

- Payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;
- A substantial decrease in our net operating cash flows could inhibit our ability to meet our debt service requirements and force us to modify our operations;
- We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;
- Our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy generally;

- Our debt level reduces our flexibility in responding to changing business and economic conditions;

- Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms; and

- All of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

Our debt agreements contain operating and financial restrictions which may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, our credit agreement restricts or limits our ability to: (1) pay dividends and redeem or repurchase capital stock; (2) prepay, redeem or purchase debt; (3) incur liens and engage in sale and leaseback transactions; (4) make loans and investments; (5) incur additional indebtedness; (6) amend or otherwise change debt and other material agreements; (7) make capital expenditures; (8) engage in mergers, acquisitions and asset sales; (9) enter into transactions with affiliates; and (10) change our primary business. Our credit facility also requires us to satisfy interest coverage and leverage ratios.

A breach of any of the restrictions, covenants, ratios or tests in our debt agreements could result in defaults under these agreements. A significant portion of our indebtedness then may become immediately due and payable. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreement are secured by a pledge of all of the capital stock of our domestic subsidiaries and a portion of the capital stock or other equity interests of certain of our foreign subsidiaries.

We may not have sufficient cash to service our indebtedness.

Our ability to service our indebtedness will depend upon, among other things:

- Our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control; and

- The future availability of borrowings under our credit facility or any successor facility, the availability of which may depend on, among other things, our complying with certain covenants.

If our operating results and borrowings under our credit facility are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying acquisitions, investments, strategic alliances or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. There is no assurance that we can effect any of these remedies on satisfactory terms, or at all.

If we lose key personnel and qualified technical staff, our ability to manage the day-to-day aspects of our business will be weakened which could adversely affect our operating results and ability to grow our business.

We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team could have a material adverse effect on our business, results of operation, financial condition or cash flows. We face significant competition in attracting and retaining personnel who possess the skill sets that we seek. Because our senior management team has unique experience with our company and within the transportation industry, it would be difficult to replace them without adversely affecting our business operations. In addition to their unique experience, our management team has fostered key relationships with our suppliers and customers. Such relationships are especially important in a non-asset based company such as ours. Loss of these relationships could have a material adverse effect on our profitability.

We have an extensive relationship with APL Limited, and we depend on APL Limited for essential services. Our business and consolidated results of operations could be adversely affected if APL Limited failed or refused to provide such services or terminated the relationship.

Pursuant to long-term contracts that expire in May 2019, APL Limited, the former owner of our Stacktrain services business, supplies us with chassis from its equipment fleet for the transport of international freight on behalf of other international shippers. In addition, we transport APL Limited's international cargo on our Stacktrain network to locations in the United States using chassis and equipment supplied by APL Limited. The additional volume attributable to the transport of APL Limited's international cargo contributes to our ability to obtain favorable provisions in our rail contracts. APL Limited pays us a fee for repositioning its empty containers within North America so that the containers can be reused in trans-Pacific shipping operations. In addition, APL Limited is currently providing us with computers, software and other information technology services necessary for the operation of our Stacktrain business pursuant to a long-term contract that expires in May 2019. We are in the process of replacing the information technology services provided by APL Limited with SAP software which will require substantial resources and time. If any of our contracts with APL Limited were terminated or if APL Limited were unwilling or unable to fulfill its obligations to us under the terms of these contracts, or if the systems to be implemented with the SAP software do not operate as anticipated or contain unforeseen problems, our business, consolidated results of operations, financial condition and cash flows could be materially adversely affected.

If we make future acquisitions, they may be financed in a way that reduces our reported earnings or imposes additional restrictions on our business.

If we make future acquisitions, we may issue shares of capital stock that dilute other stockholders, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our reported earnings or reduce earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions may be available to us only on terms that restrict our business.

If we are unable to identify, make and successfully integrate acquisitions, our profitability could be adversely affected.

Identifying, acquiring and integrating businesses requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Further, acquisitions involve a number of special risks, some or all of which could have a material adverse effect on our business, results of operation, financial condition and cash flows. These risks include:

- unforeseen operating difficulties and expenditures;
- difficulties in assimilation of acquired personnel, operations and technologies;
- the need to manage a significantly larger and more geographically dispersed business;
- impairment of goodwill and other intangible assets;
- the cost of integrating and documenting the internal controls of the acquired business and potential material weaknesses in internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

- diversion of management's attention from ongoing development of our business or other business concerns;
- potential loss of customers;
- failure to retain key personnel of the acquired businesses; and
- the use of substantial amounts of our available cash.

We have acquired a number of businesses in the past and we may consider acquiring businesses in the future that provide complementary services to those we currently provide or that expand our geographic presence. We cannot predict whether we will be able to identify suitable acquisition candidates or to acquire them on reasonable terms or at all, and a failure to do so could limit our ability to expand our business. While we believe that we have sufficient financial and management resources and experience to successfully conduct our acquisition activities and integrate the acquired businesses into our operations, our acquisition activities involve more difficult integration issues than those of many other companies because the value of the companies we acquire comes mostly from their business relationships, rather than their tangible assets. The integration of business relationships poses more of a risk than the integration of tangible assets because relationships may suddenly weaken or terminate, or key personnel responsible for those relationships may depart. Further, logistics businesses that we have acquired and that we may acquire in the future compete with many customers of our Stacktrain operations, and these customers may shift their business elsewhere if they believe our logistics operations receive favorable treatment from our Stacktrain operations. If we are unable to successfully integrate any business that we may acquire in the future, we could experience difficulties with customers, personnel or others, and our acquisitions might not enhance our competitive position, business or financial prospects.

As we expand our services internationally, we may become subject to international economic and political risks.

A portion of our business is providing services internationally. International revenues accounted for approximately 11% to 12% of our revenues in each of 2007, 2006 and 2005. Doing business outside the United States subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Significant expansion of our services in foreign countries will expose us to the increased effect of foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practices in time to avoid the adverse effect of any of these changes.

A determination by regulators that our independent contractors are employees could expose us to various liabilities and additional costs and adversely affect our operating results.

From time to time, tax and other regulatory authorities have sought to assert that independent contractors in the trucking industry are employees, rather than independent contractors. In the future these authorities could be successful in asserting this position, or the interpretations and tax laws that consider these persons independent contractors could change. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, worker's compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. Our business model assumes that our independent contractors are not deemed to be our employees, and exposure to any of the above increased costs would impair our competitiveness in the industry and materially adversely affect our operating results.

If the markets in which we operate do not grow, our business could be adversely affected.

The failure of the transportation and logistics industries and their segments, including the third-party logistics market, to continue to grow may have a material adverse effect on our business and the market price of our common stock.

Risks Related to Our Common Stock

Because we have various mechanisms in place to discourage takeover attempts, a change in control of our company that a stockholder may consider favorable could be prevented.

Provisions of our charter and bylaws or Tennessee law may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- Authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to thwart a takeover attempt;
- A classified Board of Directors with staggered, three-year terms, which may lengthen the time required to gain control of the Board of Directors;
- Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- Requiring super-majority voting to effect particular amendments to our restated charter and amended bylaws;
- Limitations on who may call special meetings of stockholders;
- Requiring all stockholder actions to be taken at a meeting of the stockholders unless the stockholders unanimously agree to take action by written consent in lieu of a meeting;
- Establishing advance notice requirements for nominations of candidates for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- Prohibiting business combinations with interested stockholders unless particular conditions are met.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. In addition, the Tennessee Greenmail Act and the Tennessee Control Share Acquisition Act may discourage, delay or prevent a change in control of our company.

Should we not be able to declare and pay cash dividends as anticipated, our stock price could be negatively impacted.

Since the third quarter of 2005, we have declared and paid quarterly dividends of $0.15 per common share. The declaration of future dividends by the Company and the amount thereof is in the discretion of our Board of Directors and will depend on our consolidated results of operations, financial condition, compliance with financial ratios and other limitations in our credit agreement, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. There is no assurance that we will be able to continue to pay dividends at all or at this level in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease space in office buildings in Concord, California for our Stacktrain operation and our corporate headquarters and an office building in Dublin, Ohio for our Pacer Global Logistics headquarters. We also lease space in office buildings in many other locations including Fort Worth, Texas, Oakbrook,

Illinois, Commerce, California, DeSoto, Texas, Jacksonville, Florida, Lake Success, New York, Memphis, Tennessee, and Orange, California. We lease four facilities in Los Angeles, California for dock space, warehousing and parking for tractors and trailers.

Our Stacktrain transportation network operates out of more than 77 railroad terminals across North America. Our integrated rail network, combined with our leased equipment fleet, enables us to provide our customers with single-company control over rail transportation to locations throughout North America.

Substantially all of the terminals we use are owned and managed by rail or highway carriers. However, we employ full-time personnel on-site at many major locations to ensure close coordination of the services provided at the facilities. In addition to these terminals, other locations throughout the eastern United States serve as stand-alone container depots, where empty containers can be picked up or dropped off, or supply points, where empty containers can be picked up only. In connection with our trucking services, agents provide marketing and sales, terminal facilities and driver recruiting, while operations centers provide, among other services, insurance, claims handling, safety compliance, credit, billing and collection and operating advances and payments to drivers and agents.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's business, consolidated results of operations, financial condition or cash flows. Most of the lawsuits to which the Company is a party are covered by insurance and are being defended in cooperation with insurance carriers.

Two of our subsidiaries engaged in local cartage and harbor drayage operations, Interstate Consolidation, Inc., which was subsequently merged into Pacer Cartage, Inc., and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District (the "*Albillo*" case), alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies (including insurance premium costs) allegedly wrongfully deducted from truck drivers' earnings. The plaintiffs and defendants entered into a Judge Pro Tempore Submission Agreement in October 1998, pursuant to which they waived their rights to a jury trial, stipulated to a certified class, and agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. In August 2000, the trial court ruled in our subsidiaries' favor on all issues except one, namely that in 1998 our subsidiaries failed to issue to the owner-operators new certificates of insurance disclosing a change in the subsidiaries' liability insurance retention amount, and ordered that restitution of $488,978 be paid for this omission. Plaintiffs' counsel then appealed all issues except one (the independent contractor status of the drivers), and the subsidiaries appealed the insurance retention disclosure issue.

In December 2003, the appellate court affirmed the trial court's decision as to all but one issue, reversed the trial court's decision that the owner-operators could be charged for the workers compensation insurance coverage that they voluntarily elected to obtain through our subsidiaries (a case of first impression in California), and remanded back to the trial court the question of whether the collection of workers compensation insurance charges from the owner-operators violated California's Business and Professions Code and, if so, to determine an appropriate remedy. Our subsidiaries sought review at the California Supreme Court of this workers compensation issue, and the plaintiffs sought review only of whether our subsidiaries' providing insurance for the owner-operators constituted engaging in the insurance business without a license under California law. In March 2004, the Supreme Court of California denied both parties' petitions for appeal, thus ending all further appellate review.

As a result, we had successfully defended and prevailed over the plaintiffs' challenges to our subsidiaries' core operating practices, establishing that (i) the owner-operators were independent contractors and not employees of our subsidiaries and (ii) our subsidiaries may charge the owner-operators for liability insurance coverage purchased by our subsidiaries. Following the California Supreme Court's decision, the only remaining issue was whether our subsidiaries' collection of workers compensation insurance charges from the owner-operators violated California's Business and Professions Code and, if so, what restitution, if any, should be paid to the owner-operator class. This issue was remanded back to the same trial court that heard the original case in 1998.

During the second quarter of 2005, the Company engaged in earnest discussions with the plaintiffs in an attempt to structure a potential settlement of the case within the original $1.75 million cap but on a claims-made basis that would return to the Company any settlement funds not claimed by members of the plaintiff class. The Company believed that the ongoing cost of litigating the final issue in the case (including defending appeals that the plaintiffs' counsel had assured would occur if the Company were to prevail in the remand trial) would exceed the net liability to the Company of a final settlement on a claims-made basis within the cap of $1.75 million. During the second quarter of 2005, the Company reached an agreement in principle with the plaintiffs to settle the litigation on a claims-made basis within the cap of $1.75 million. Based on the settlement agreement, the Company increased its reserve to the full amount of the $1.75 million cap at the end of the second quarter of 2005. In the first quarter of 2006, the court granted final approval to the settlement. The claims process, payment calculations and final settlement payments were concluded in the second quarter of 2006, with the Company retaining approximately $560,000 in unclaimed funds.

The same law firm that brought the *Albillo* case filed a separate class action lawsuit against our same subsidiaries in March 2003 in the same jurisdiction on behalf of a class of owner-operators (the "*Renteria*" class action) not included in the *Albillo* class. Each of the claims in the *Renteria* case, which had been stayed pending full and final disposition of the remaining issue in *Albillo*, mirror claims in *Albillo*, specifically that our subsidiaries' providing insurance for their owner-operators constitutes engaging in the insurance business without a license in violation of California law and that charging the putative class of owner-operators in *Renteria* for workers compensation insurance that they elected to obtain through our subsidiaries violated California's Business and Professions Code. In June 2007, our motion for summary adjudication on the insurance issue was granted, so that the only remaining issue in the case is the workers compensation claim. In August 2007, we agreed to settle this last remaining claim on a "claims-made" basis under which the Company's maximum exposure would not exceed our previously established $750,000 liability reserve. The settlement has received preliminary court approval, but remains subject to completion of the claims filing and payment process, and then final court approval. Based on information presently available, management does not expect the *Renteria* case to have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers.

Name	Age	Title
Michael E. Uremovich	64	Chairman and Chief Executive Officer
Adriene B. Bailey	44	Executive Vice President, Strategy and Organizational Development
Jeffrey R. Brashares	55	Executive Vice President, Chief Operating Officer – Logistics Segment
Marc L. Jensen	53	Vice President, Corporate Controller
Brian C. Kane	52	Executive Vice President, Chief Operating Officer – Intermodal Segment
Michael F. Killea	45	Executive Vice President, Chief Legal Officer and General Counsel
Donald C. Orris	66	Interim President, Intermodal Segment
Dan M. Beers	58	Executive Vice President, Chief Commercial Officer, Intermodal Segment
James E. Ward	56	Executive Vice President, Chief Information Officer
Lawrence C. Yarberry	64	Executive Vice President, Chief Financial Officer

Michael E. Uremovich has served as Chairman and Chief Executive Officer of our company since November 2006. He served as Vice Chairman of our company from October 2003 until his promotion to Chairman and Chief Executive Officer. Mr. Uremovich served as a consultant to our company from 1998 until October 2003. From 1991 until 1995, Mr. Uremovich was the Vice President of Marketing for the

Southern Pacific Railroad. Prior to Southern Pacific Railroad, Mr. Uremovich held a variety of positions at American President Companies, including Vice President of Marketing and Logistics Services. Prior to employment at American President, he was a Principal at the consulting firm of Booz, Allen and Hamilton.

Adriene B. Bailey has served as Executive Vice President, Strategy and Organizational Development since October 2007. From February 2007 until October 2007, she led our Development Team focused on cost efficiencies and organizational effectiveness across all of our company's operations. Since joining our company in 2000 as Vice President of Planning, Ms. Bailey has held several executive management positions with our Stacktrain operation, including Executive Vice President, Wholesale Product Development from November 2005 to February 2007, Executive Vice President, Business Development and Transportation Purchasing from November 2002 to November 2007, and Executive Vice President, Equipment and Logistics from January 2001 to November 2002. Prior to joining our company, her positions included Assistant Vice President for Service Planning and Operations Research for CSX Transportation, Vice President of Service Planning and Design for Southern Pacific Railroad, and consultant for Mercer Management Consulting and its predecessor firm, Temple, Barker & Sloane.

Jeffrey R. Brashares has served as Executive Vice President, Chief Operating Officer – Logistics Segment since June 2007. He served as Vice Chairman of Commercial Sales from January 2005 through May 2007. From December 2000 to December 2004, he served as President of Transportation Services of Pacer Global Logistics, Inc. From 1984 until its acquisition by our company in December 2000, Mr. Brashares was an owner and served as President of Rail Van, Inc. since 1984. Mr. Brashares joined Rail Van, Inc. as Regional Sales Manager in 1976.

Marc L. Jensen has served as Vice President, Corporate Controller since June 2007. From January 2006 until June 2007, he was Assistant Vice President, Internal Audit and Compliance. Before joining the Company, Mr. Jensen was President of MLJ Consulting, Inc. from May 2000 to December 2005, providing business process and systems consulting services, primarily to the Company. Previously, Mr. Jensen served as Director of Worldwide System Support of ACS Logistics, Inc, a subsidiary of American President Lines, LTD, from 1998 to 2000 and as Director of Customer Information Support of ACS Logistics, Inc. from 1997 to 1998.

Brian C. Kane has served as Executive Vice President and Chief Operating Officer of our Intermodal segment since October 2006. Mr. Kane served as Vice President and Corporate Controller of our company from November 2003 until October 2006. Mr. Kane served as Vice President and Controller of Pacer Stacktrain from May 1999 until November 2003 and prior to that as Director of Financial Reporting from May 1998 until May 1999. Prior to joining our company, Mr. Kane was Vice President of Finance for the Shell Martinez Refining Company from November 1996 until May 1998 and Controller for Southern Pacific Transportation Company from April 1990 until November 1996.

Michael F. Killea has served as Executive Vice President, Chief Legal Officer and General Counsel of our company since August 2001. From October 1999 through July 2001, he was a partner at the law firm of Holland & Knight LLP in New York City and Jacksonville, Florida, and from September 1987 through September 1999, he was a partner and an associate at the law firm of O'Sullivan LLP (now O'Melveny & Myers LLP) in New York City.

Donald C. Orris was appointed to serve as Interim President, Intermodal Segment in November 2007. He served as our Chief Executive Officer and Chairman of the Board from May 1999 to November 2006 and as President from May 1999 through May 2006. He became Vice Chairman of the Company in November 2006 with Mr. Uremovich's appointment as Chief Executive Officer and Chairman and retired from the Company effective March 31, 2007. From January 1995 to September 1996, Mr. Orris served as President and Chief Operating Officer, and from 1990 until January 1995, he served as an Executive Vice President of Southern Pacific Transportation Company. Mr. Orris was the President and Chief Operating Officer of American President Domestic Company and American President Intermodal Company from 1982 until 1990. Mr. Orris is also a director of Quality Distribution, Inc., a provider of bulk transportation services.

Dan M. Beers has served as Executive Vice President, Chief Commercial Officer for Pacer's Intermodal Segment with responsibility for both Pacer Stacktrain and Pacer Global Logistics sales since November 2005. He is accountable for the ocean carrier and Mexico business units as well as customer support for Pacer Stacktrain. Prior to joining the Company, Mr. Beers was President of Swift Intermodal from August 2004 to November 2005, and Senior Vice President of Intermodal, Automotive and North American Carload Sales for the TFM Railroad in Mexico City from June 1997 to August 2004. Previous positions held include Assistant Vice President of Intermodal Sales for the Burlington Northern Railroad, as well as various roles in the less-than-truckload industry.

James E. Ward has served as Executive Vice President, Chief Information Officer of the Company since April 2007. As an independent contractor, Mr. Ward served as acting Chief Information Officer for the Company from August 2006 until joining the Company as an employee. From May 2003 to April 2007, Mr. Ward served as a consultant to Dynotech, LLC., a consulting firm focusing on global ERP implementations, IT evaluations, offshore development, interim CIO positions, and data center outsourcing. During his time as a consultant, he also held interim CIO positions with Clark Steel framing, a steel framing manufacturer (from April 2005 to April 2007) and with Norton Lilly International, a provider of shipping, logistics and marines services in the United States, Canada, Panama and Caribbean port (from May 2004 to December 2006). From July 1996 to April 2003, Mr. Ward served as Senior Vice President and Chief Information Officer of Inchcape Shipping Services, a leading marine services provider.

Lawrence C. Yarberry has served as an Executive Vice President and the Chief Financial Officer of our company since May 1999. Mr. Yarberry served as Executive Vice President, Chief Financial Officer and Treasurer of a predecessor company from May 1998 until May 1999 and as a consultant to that predecessor company from February 1998 until April 1998. From April 1990 until December 1997, Mr. Yarberry served as a Vice President of Finance of Southern Pacific Transportation Company and was Vice President of Finance and Chief Financial Officer of Southern Pacific Rail Corporation.

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was appointed or elected as an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such.

Part II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed and traded on The NASDAQ Stock Market's Global Select Market ("NASDAQ") under the symbol "PACR".

The following table sets forth, for our two most recent fiscal years, the per share range of high and low sales prices of our common stock as reported on NASDAQ and dividends declared.

	High	Low	Cash Dividends Declared
2007			
1st quarter	$33.80	$25.00	$0.15
2nd quarter	$28.39	$23.27	$0.15
3rd quarter	$24.64	$19.13	$0.15
4th quarter	$19.56	$12.96	$0.15
2006			
1st quarter	$33.80	$24.63	$0.15
2nd quarter	$36.19	$27.65	$0.15
3rd quarter	$33.60	$25.60	$0.15
4th quarter	$31.95	$26.39	$0.15

As of December 28, 2007 there were approximately 36 record holders of our common stock.

Dividend Policy

During the third quarter of 2005, our Board of Directors instituted a quarterly dividend policy of $0.15 per common share ($0.60 per common share per annum) to enhance shareholder value and return profits to stockholders. In September 2005, the first quarterly dividend of $0.15 per common share was declared by our Board of Directors, and for each quarter since that time, the $0.15 per share quarterly dividend has been declared and paid. The declaration of future dividends and the amount thereof is in the discretion of our Board of Directors and will depend on our consolidated results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, our credit agreement imposes restrictions on our ability to pay cash dividends, including that no event of default has occurred, or would result therefrom and that we demonstrate to the administrative agent and the required lenders under the credit facility that as of the last day of the fiscal quarter most recently ended our leverage ratio on a pro forma basis after giving effect to the dividend was less than or equal to 2.50 to 1.00.

Equity Compensation Plan Information

Information concerning our equity compensation plans is shown under "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" included elsewhere in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 12, 2006, we announced that our Board of Directors had authorized the purchase of up to $60 million of our common stock, and, on April 3, 2007, we announced that our Board of Directors had authorized the purchase of an additional $100 million of our common stock. Both authorizations expire on

June 15, 2008. We repurchased a total of 965,818 shares at an average price of $27.72 per share through December 29, 2006, and 2,938,635 shares at an average price of $24.64 per share during 2007. At December 28, 2007, $60.7 million remains available for the purchase of common stock under the current Board authorizations. We intend to make further share repurchases from time to time as market conditions warrant. Our credit agreement imposes restrictions on our ability to repurchase our capital stock, including that no event of default has occurred or would result therefrom and that we demonstrate to the administrative agent and the required lenders under the credit facility that as of the last day of the fiscal quarter most recently ended our leverage ratio on a pro forma basis after giving effect to the repurchase was less than or equal to 2.50 to 1.00.

Common Stock Repurchases

The following table presents repurchases by the Company of our common stock during the fourth quarter of fiscal 2007:

Issuer Purchases of Equity Securities

Period 1/	Total Number of Shares Purchased 2/	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs 3/	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs 3/
Month No. 1 (Sept. 22, 2007- Oct. 19, 2007)	-	-	-	$ 62.1 million
Month No. 2 (Oct. 20, 2007- Nov. 16, 2007)..............	100,000	$ 14.36	100,000	$ 60.7 million
Month No. 3 (Nov. 17, 2007- Dec. 28, 2007)..............	-	-	-	$ 60.7 million
Total...........................	100,000	$ 14.36	100,000	$ 60.7 million

1/ Represents the Company's fiscal months.

2/ All purchases were open-market transactions, and were repurchased pursuant to a publicly announced plan.

3/ On June 12, 2006, the Company announced that our Board of Directors had authorized the purchase of up to $60 million of our common stock, and, on April 3, 2007, the Company announced that our Board of Directors had authorized the purchase of an additional $100 million of our common stock. Both authorizations expire on June 15, 2008. The Company intends to make further share repurchases from time to time as market conditions warrant.

Performance Graph*

The graph below shows, for the five years ended December 28, 2007, the cumulative total return on an investment of $100 assumed to have been made on December 27, 2002 (the last day of trading for the fiscal year ended December 27, 2002) in our common stock. The graph compares such return with that of comparable investments assumed to have been made on the same date in the Nasdaq Composite Index and the Nasdaq Transportation Index. Cumulative total stockholder returns for our common stock, the Nasdaq Composite Index and the Nasdaq Transportation Index are based on our fiscal year.

The total return for the assumed investment assumes the reinvestment of all dividends. We began paying dividends in the third quarter of 2005.

Our common stock is listed and traded on The Nasdaq Stock Market's Global Select Market (trading symbol: PACR).

The comparisons in the graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock.


12/27/2002 to 12/28/2007
Pacer
Nasdaq
Nasdaq - Transp.
Value of $100 Investment
$250
$225
$200
$175
$150
$125
$100
$75
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Pacer International	$100	$153	$160	$197	$228	$116
NASDAQ Composite	$100	$148	$163	$165	$181	$200
NASDAQ Transportation	$100	$135	$172	$188	$199	$208

* *The performance graph is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of our company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.*

ITEM 6. SELECTED FINANCIAL DATA

The following table presents, as of the dates and for the periods indicated, selected historical financial information for our company. The selected historical information at December 28, 2007 and December 29, 2006 and for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The selected historical information at December 30, 2005, December 31, 2004 and December, 26, 2003 and for the fiscal years ended December 31, 2004 and December 26, 2003 have been derived from our audited financial statements which are not included in this Annual Report on Form 10-K.

The following table should also be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Fiscal Year Ended				
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005	Dec. 31, 2004	Dec. 26, 2003
	(in millions, except share and per share amounts)				
Statements of Operations Data:					
Revenues	$ 1,969.4	$ 1,887.8	$ 1,860.1	$ 1,808.1	$ 1,668.6
Cost of purchased transportation and services	1,537.7	1,446.4	1,428.6	1,413.1	1,293.7
Direct operating expenses (excluding depreciation)	130.5	123.1	115.4	110.7	106.9
Selling, general and administrative expenses	200.5 1/	193.0	204.8	190.6	180.9
Write-off of computer software	-	-	11.3 2/	-	-
Depreciation and amortization	6.2	7.0	6.9	7.2	7.9
Income from operations	94.5	118.3	93.1	86.5	79.2
Net income	54.3	68.3	50.9	47.2	31.3
Net income per share:					
Basic	$ 1.53	$ 1.83	$ 1.36	$ 1.27	$ 0.85
Diluted	$ 1.51	$ 1.80	$ 1.34	$ 1.24	$ 0.82
Weighted average common shares outstanding:					
Basic	35,587,755	37,354,785	37,381,647	37,257,076	37,003,785
Diluted	35,911,246	38,020,862	38,042,454	38,140,409	37,988,697
Cash dividends declared per common share	$ 0.60	$ 0.60	$ 0.30	$ -	$ -
Balance Sheet Data (at period end):					
Total assets	$ 574.1	$ 565.3	$ 590.2	$ 605.5	$ 594.5
Total debt including capital leases	64.0	59.0	90.0	154.1	214.1
Total stockholders' equity	302.7	337.1	306.7	264.5	216.1
Working capital	34.5	64.3	55.0	61.7	58.7
Cash Flow Data:					
Net cash provided by operating activities	$ 108.0	$ 66.7	$ 82.3	$ 63.0	$ 55.1
Net cash used in investing activities	(13.1)	(3.5)	(5.0)	(4.3)	(3.2)
Net cash used in financing activities	(87.9)	(72.1)	(67.9)	(59.3)	(52.6)
Other Financial Data:					
Capital expenditures	$ 14.0 3/	$ 3.7	$ 5.3	$ 4.6	$ 3.4

1/ 2007 includes $6.0 million for facility closings and other severance costs. See note 3 to the notes to our consolidated financial statements.

2/ Based upon the completed evaluation of software development work in our Stacktrain unit that had been performed by a developer, we determined to abandon the software and to write-off all $11.3 million of capitalized costs. See Note 9 to the notes to our consolidated financial statements.

3/ Includes $10.6 million for a software license agreement with SAP America, Inc. See Note 9 to the notes to our consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. We operate in two segments, the intermodal segment and the logistics segment. The intermodal segment comprises the former wholesale segment units, Pacer Cartage and Pacer Stacktrain, with the addition of the rail brokerage unit. The logistics segment comprises all of the former retail units except the rail brokerage unit which is now part of the intermodal segment. See Note 8 to the notes to our consolidated financial statements included in this report for segment information. Our intermodal segment provides intermodal rail transportation, local cartage and intermodal marketing services. Our logistics segment provides non-intermodal highway brokerage and truck services, warehousing and distribution, international freight forwarding and supply chain management services.

Executive Summary

In 2007 Pacer took a series of steps to position our company for the future. We maintained our focus on four major initiatives: (1) continuing the development of a world-class intermodal product, (2) redefining our relationships with our major rail suppliers, (3) improving performance in our logistics segment and (4) rationalizing our cost structure and improving productivity. We made good progress in all of these areas.

As shown in the table below, our revenues have grown each year since our 2002 IPO reaching a record level in 2007, and validating our focus on our core intermodal product, and our operating cash flows remain strong. While our income from operations, net income and diluted earnings per share were below those of 2006, they were above all other years since our IPO. As we have noted previously and describe below, 2006 benefited from the overall favorable settlements of several arbitration cases and other rate disputes which did not recur in 2007. Our 2007 performance was accomplished in a difficult transportation market and with an economy that weakened as the year progressed. Our gross margins decreased 1.5 percentage points from 2006 reflecting increased rail costs and the challenges of a more competitive freight environment.

	2007	2006	2005	2004	2003	2002
	($ in millions, except per share amounts)					
Revenues	$1,969.4	$1,887.8	$1,860.1	$1,808.1	$1,668.6	$1,608.2
Income from operations	94.5	118.3	93.1	86.5	79.2	74.1
Interest expense, net	5.5	6.6	8.2	9.6	18.0	31.7
Net income	54.3	68.3	50.9	47.2	31.3	24.8
Operating cash flows	108.0	66.7	82.3	63.0	55.1	23.1
Diluted EPS	$ 1.51	$ 1.80	$ 1.34	$ 1.24	$ 0.82	$ 0.74

Our intermodal segment remains strong, and our logistics segment continued its improvement with operating income of $4.1 million, 156% above last year. Each unit within the logistics segment improved over last year with the exception of our trucking operations which continue to be impacted by the economic downturn. The overall logistics segment's gross margin percentage, calculated as revenues less the cost of purchased transportation divided by revenues, decreased from 18.0% in 2006 to 17.8% in 2007 because of competitive pressures and business mix changes primarily in our trucking operations.

The intermodal segment contributed $112.0 million to income from operations compared to $132.6 million in 2006. The year-to-year comparison for our intermodal segment is difficult due to the overall favorable settlements of several arbitration cases and other rate disputes in 2006 that improved results in that year. Revenues for all three Stacktrain lines of business improved over 2006, increasing by 14.9%, 12.6% and 7.1% for the Stacktrain international, automotive and third-party domestic lines of business, respectively. Rail brokerage revenues also increased over 2006 by 3.6% and revenues for our cartage operations were 2.1% higher than in 2006. The overall gross margin percentage for the intermodal segment decreased from 24.8% in 2006 to 23.0% in 2007 due to the arbitration and other rate dispute settlements benefiting 2006, increased competition in 2007 and lower pricing in 2007 to maintain equipment flow and minimize repositioning costs. Gross margins were also impacted by increases in underlying rail transportation costs both in contract lanes pursuant to market rate adjustment provisions and in non-contract lanes.

During 2007, we undertook several initiatives that we believe will position our company for the future. We instituted a facility rationalization and severance program during the past year that reduced employment by 134 personnel, or 8.4% from 2006, and closed 4 facilities. The costs of this program, which is nearly complete, decreased our 2007 income from operations by $6.0 million, but we believe the program has laid the foundation for improved profits in the future. As another step to improve future performance, in September 2007, we entered into a software license agreement with SAP America, Inc. ("SAP") for an enterprise suite of applications including the latest release of SAP's Transportation Management Solution. Under the agreement, we were granted a perpetual license for the suite of SAP software. Once implemented, the new system is expected to provide an integrated, streamlined platform across business units, providing better management information, eliminating duplicated work effort and dispersed data, and enhancing services and communications with customers. Elements of the new system are expected to be implemented over the next 9 to 28 months. See "Liquidity and Capital Resources."

In April 2007, we refinanced our term loan and revolving credit facility with a $250 million, five-year revolving credit facility. In connection with the refinancing, we paid $0.8 million in fees and expenses and charged to expense $1.8 million for the write-off of existing deferred loan fees related to the prior facility. Also during 2007, we reduced our outstanding shares of common stock by 2,938,635 shares, or approximately 7.9%, pursuant to our stock repurchase program which began in 2006. A total of $60.7 million remains under the repurchase authorization which expires on June 15, 2008.

We are confident about the steps we have taken and continue to take to strengthen our company and during 2008 we will continue to focus on improving performance and building on recent successes.

At our May 2007 annual meeting, our shareholders approved our 2006 Long-Term Incentive Plan under which awards of 195,000 shares of restricted stock were granted to members of our senior management in 2006 (subject to the May 2007 shareholder approval). The awards vest in equal installments over four years beginning on June 1, 2007. An additional 87,000 shares of restricted stock were granted in 2007, bringing the total restricted stock awards to 282,000. In 2007, $2.0 million was expensed for the restricted stock awards. The annual expense for all restricted stock awards will be approximately $1.5 million in each of the next three years. In addition, in 2007 we accrued $3.0 million for performance bonus and discretionary incentive and retention payments compared to no bonuses in 2006.

Our overall gross margin percentage (calculated as revenues less cost of purchased transportation and services divided by revenues) was 21.9% in 2007 and is expected to decline slightly to a forecasted 21.0% in 2008 due primarily to changes in business mix. We plan to continue to take selective rate increases where feasible, although these will be partially offset by increased costs charged by our underlying service providers.

Our tax payments in 2007 were $24.1 million compared to $37.4 million in 2006. We expect tax payments to be approximately $26.0 million in 2008.

Our capital budget in 2008 is forecasted at $22.0 million and includes $18.9 million for the SAP project with the remainder for normal computer and equipment replacement items. Capital expenditures in 2008 will be funded by operating cash flows. The SAP project is also budgeted to incur $4.9 million of operating expenses during 2008.

Actual results may differ materially from the estimates, expectations and projections described above. Some of the factors that could affect these estimates and expectations are described above under the caption "Item 1A. Risk Factors – Risks Related to Our Business" and "Special Note Regarding Forward-Looking Statements."

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be predicted with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- Recognition of Revenue

We recognize revenue when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is determinable and collectability is reasonably assured. We maintain signed contracts with many of our customers and have bills of lading specifying shipment details including the rates charged for our services. Our Stacktrain operation recognizes revenue for loads that are in transit at the end of an accounting period on a percentage-of-completion basis. Revenue is recorded for the portion of the transit that has been completed because reasonably dependable estimates of the transit status of loads is available in our computer systems. In addition, our Stacktrain operation offers volume discounts based on annual volume thresholds. We estimate our customers' annual shipments throughout the year and record a reduction to revenue accordingly. Should our customers' annual volume vary significantly from our estimates, a revision to revenue for volume discounts would be required. During 2007, our total volume discounts (excluding discounts for our own rail brokerage operations) were $13.2 million. Our intermodal segment cartage and rail brokerage operations and our logistics segment recognize revenue after services have been completed. The following table illustrates volume discounts as a percentage of intermodal segment revenues for 2007, 2006 and 2005 (in millions, except percentages):

	2007	2006	2005
Intermodal segment revenues	$ 1,567.9	$ 1,491.7	$ 1,402.6
Total volume discounts	13.2	12.8	16.3
Volume discounts as a percentage of intermodal segment revenues	0.8%	0.9%	1.2%

Based on our results for the fiscal year ended December 28, 2007, a 25 basis point deviation from our estimates of volume discounts would have resulted in an increase or decrease in revenues of approximately $3 to $4 million. The following analysis demonstrates the potential effect that a 25 basis point deviation from our estimates would have had on our consolidated results of operations and is not intended to provide an estimated range of exposure or expected deviation (in millions, except per share data):

	-25 Basis Points	Management's 2007 Estimate	+25 Basis Points
Total volume discounts	$ 8.6	$ 13.2	$ 16.5
Income from operations	99.1	94.5	91.2
Net income	57.1	54.3	52.3
Diluted earnings per share	$ 1.59	$ 1.51	$ 1.46

- Recognition of Cost of Purchased Transportation and Services

Both our intermodal and logistics segments estimate the cost of purchased transportation and services and accrue an amount on a load by load basis in a manner that is consistent with revenue recognition. In addition, our rail brokerage operations may earn discounts to the cost of purchased transportation and services that are primarily based on the annual volume of loads transported over major railroads. We estimate our annual volume throughout the year and record a reduction to cost of purchased transportation accordingly. Should our annual volume vary significantly from our estimates, a revision to the cost of purchased transportation would be required. Total discounts earned (excluding discounts earned from our Stacktrain operations) for 2007, 2006 and 2005 were none, none and $0.8 million, respectively.

- Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimates are used in determining this allowance based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. The following table illustrates the allowance for doubtful accounts as a percentage of accounts receivable for 2007, 2006 and 2005 (in millions, except percentages):

	2007	2006	2005
Accounts receivable	$209.9	$215.7	$225.7
Allowance for doubtful accounts	4.6	5.3	6.4
Allowance for doubtful accounts as a percentage of accounts receivable	2.21%	2.46%	2.84%

Historically, our actual losses have been within the estimated allowances. However, unexpected or significant future events or changes in trends could result in a material impact to future consolidated results of operations. For example, during 2007 and 2006 our allowance for doubtful accounts declined significantly from the 2005 level due to an increased number of customer bankruptcies during 2006 and 2005. Based on our results for the fiscal year ended December 28, 2007, a 25 percent deviation from our estimates would have resulted in an increase or decrease in expense of approximately $1.1 million. The following analysis demonstrates the potential effect that a 25 percent deviation from our estimates would have had on our consolidated results of operations and is not intended to provide an estimated range of exposure or expected deviation (in millions, except per share data):

	-25 Percent	Management's 2007 Estimate	+25 Percent
Allowance for doubtful accounts	$ 3.5	$ 4.6	$ 5.8
Income from operations	95.6	94.5	93.3
Net income	55.0	54.3	53.6
Diluted earnings per share	$ 1.53	$ 1.51	$ 1.49

- Goodwill

At December 28, 2007, we had recorded $288.3 million of goodwill, net of amortization prior to the adoption on December 29, 2001 (the first day of our fiscal 2002) of the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The carrying amount of goodwill at December 28, 2007 assigned to our intermodal and logistics segments was $169.0 million and $119.3 million, respectively. Goodwill and other intangible assets are subject to periodic testing, at least annually, for impairment and recognition of impairment losses in the future could be required based on the methodology for measuring impairments described below. SFAS 142 requires a two-step method for determining goodwill impairment where step one is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. We determine the fair value of the reporting units using an income approach based on the present value of estimated future cash flows, and a market approach based on market price data of stocks of corporations engaged in similar businesses. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess and charged to operations.

We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual future results may differ from those projections, and those differences may be material. The valuation methodology used to estimate the fair value of our total company and reporting units requires inputs and assumptions that reflect current market conditions as well as management judgment. The current economic downturn has negatively impacted many of those inputs and assumptions. For example, the assumed control premium (the amount in excess of the current stock price that a buyer would be willing to pay to acquire our company based on an analysis of the comparable market transactions used in our analysis) has declined compared to year-end 2006. While our year-end 2007 annual goodwill impairment analysis did not result in an impairment charge, the excess of fair value over carrying value for both operating segments declined substantially. The excess of fair value over carrying value for our intermodal and logistics segments (our reporting units) as of December 28, 2007, the annual testing date, was approximately $288 million and $3 million, respectively, as compared to $1.1 billion and approximately $23 million, respectively, as of December 29, 2006. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit's future growth rates, control premium, discount rates, etc. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value for our intermodal segment of $262 million at December 28, 2007. The logistics segment decrease in fair value at December 28, 2007 would result in an impairment of goodwill for that reporting unit due to the factors discussed above.

Background

Our intermodal segment's Stacktrain operation's fiscal year ends on the last Friday in December and the intermodal segment's local cartage and rail brokerage operations' fiscal year and our logistics segment's fiscal year end on the last day in December. The following section describes some of our revenue and expense categories and is provided to facilitate investors' understanding of the discussion of our historical financial results, including these revenue and expense items, discussed under the caption "Results of Operations."

Revenues

The intermodal segment's revenues from Stacktrain operations are generated through rates, fuel surcharges and other fees charged to customers for the transportation of freight utilizing the rail transportation services that we purchase from rail carriers under our transportation agreements with North American railroads. The growth of these revenues is primarily driven by increases in volume of freight shipped and rate changes on a route-by-route basis. The average rate is impacted by product mix, rail routes utilized, fuel surcharge and market conditions. Also included in revenues are railcar rental income, container per diem charges and incentives paid by APL Limited and others for the repositioning of empty containers with domestic westbound (backhaul) loads. Revenues are reported net of volume discounts provided to customers. Our intermodal segment Stacktrain operation generates revenues from three lines of business: international (shipments tendered by ocean shipping companies), automotive (shipments tendered by intermediaries arranging transportation for automotive manufacturers and parts suppliers) and domestic (shipments tendered by intermodal marketing companies for shippers within North America). Growth in the intermodal segment's revenues from local cartage operations, which primarily support our Stacktrain operations and intermodal marketing companies (including our rail brokerage unit) through the use of independent owner-operators, is driven primarily by increased volume as well as length of haul and the rates charged to the customer. Our rail brokerage unit generates revenues through intermodal marketing operations which involves arranging the movement of freight in containers and trailers utilizing truck and rail transportation. Increases in revenues from intermodal marketing operations are generated from increased volumes, rate increases, product mix and route changes.

The logistics segment's revenues are generated through rates and other fees charged for our portfolio of freight transportation services, including highway brokerage and truck services, warehousing and distribution, international freight forwarding and supply chain management services. Overall growth in revenues for the logistics segment is driven by expanding our service offerings and marketing our broad array of transportation services to our existing customer base and to new customers. Growth in revenues from highway brokerage is driven primarily through increased volume and outsourcing by companies of their transportation and logistics needs. Growth in revenues from truck services operations, which primarily provide specialized transportation services to customers through independent contractors and owner-operators, is driven primarily by increased volume as well as length of haul and the rate per mile charged to the customer. Increases in revenues for warehousing and distribution, which includes the handling, consolidation/deconsolidation and storage of freight on behalf of the shipper, are driven by increased outsourcing and import volumes and by shipping lines' increased use of third-party containers, rather than their own containers, on the West Coast to move freight inland. Through our supply chain management services, we manage all aspects of the supply chain from inbound sourcing and delivery logistics through outbound shipment, handling, consolidation, deconsolidation, distribution, and just-in-time delivery of end products to our customers' customers. Revenues for supply chain management services are recognized on a net basis and increases are driven by increased outsourcing. We also provide international freight forwarding services, which involves arranging transportation and other services necessary to move our customers' freight to and from a foreign country. Increases in revenues for international freight forwarding are driven by increases in international trade volumes, rate increases, product mix and route changes.

Cost of Purchased Transportation and Services

The intermodal segment's cost of purchased transportation and related services consists primarily of the amounts charged to us by railroads and local trucking companies under our agreements with these carriers. Third-party rail costs are charged through agreements with the railroads and are dependent upon product mix and traffic lanes. In addition, terminal and cargo handling services represent the variable expenses directly associated with handling freight at a terminal location. The cost of these services is variable in nature and is based on the volume of freight shipped and rates charged.

The logistics segment's cost of purchased transportation and related services consists of amounts paid to third parties under our agreements with them to provide such services, such as independent contractor truck drivers, freight terminal operators and dock workers. Sub-contracted or independent operators are paid on a percentage of revenues, mileage or a fixed fee from point-to-point or between zones.

Direct Operating Expenses

Direct operating expenses are both fixed and variable expenses directly relating to our Stacktrain operations and consist of equipment lease expense, equipment maintenance and repair costs, fixed terminal and cargo handling expenses and other direct variable expenses. Our fleet of leased equipment is financed through a variety of short- and long-term leases. Increases to our equipment fleet will primarily be through additional leases as the growth of our business dictates. Equipment maintenance and repair costs consist of the costs related to the upkeep of the equipment fleet, which can be considered semi-variable in nature, as a certain amount relates to the annual preventative maintenance costs in addition to amounts driven by fleet usage. Fixed terminal and cargo handling costs primarily relate to the fixed rent and storage expense charged to us by terminal operators and is expected to remain relatively fixed.

Selling, General and Administrative Expenses

The intermodal segment's selling, general and administrative expenses consist of costs relating to customer acquisition, billing, customer service, salaries and related expenses of the executive and administrative staff, office expenses and professional fees, and includes the $10.6 million annual fee currently paid to APL Limited for information technology services under a long-term agreement (of which $3.4 million has been subject to a 3% compounded annual increase since May 2003).

The logistics segment's selling, general and administrative expenses relate to the costs of customer acquisition, billing, customer service and salaries and related expenses of marketing, as well as the executive and administrative staff's compensation, office expenses and professional fees. The logistics segment anticipates that it will incur increased overall selling-related costs as it grows its operations, but that such costs will remain relatively consistent as a percentage of net revenues.

The absolute costs related to corporate functions, such as administration, finance, legal, human resources and facilities, will likely increase as the business grows, but will likely decrease over time as a percentage of net revenues.

Results of Operations

Fiscal Year Ended December 28, 2007 Compared to Fiscal Year Ended December 29, 2006

The following table sets forth our historical financial data for the fiscal years ended December 28, 2007 and December 29, 2006.

Financial Data Comparison by Reportable Segment
Fiscal Years Ended December 28, 2007 and December 29, 2006
(in millions)

	2007	2006	Change	% Change
Revenues				
Intermodal	$1,567.9	$1,491.7	$ 76.2	5.1%
Logistics	402.1	397.0	5.1	1.3
Inter-segment elimination	(0.6)	(0.9)	0.3	(33.3)
Total	1,969.4	1,887.8	81.6	4.3
Cost of purchased transportation and services				
Intermodal	1,207.9	1,121.7	86.2	7.7
Logistics	330.4	325.6	4.8	1.5
Inter-segment elimination	(0.6)	(0.9)	0.3	(33.3)
Total	1,537.7	1,446.4	91.3	6.3
Direct operating expenses				
Intermodal	130.5	123.1	7.4	6.0
Logistics	-	-	-	-
Total	130.5	123.1	7.4	6.0
Selling, general & administrative expenses				
Intermodal	112.2	108.5	3.7	3.4
Logistics	66.8	68.7	(1.9)	(2.8)
Corporate	21.5	15.8	5.7	36.1
Total	200.5	193.0	7.5	3.9
Depreciation and amortization				
Intermodal	5.3	5.8	(0.5)	(8.6)
Logistics	0.8	1.1	(0.3)	(27.3)
Corporate	0.1	0.1	-	-
Total	6.2	7.0	(0.8)	(11.4)
Income from operations				
Intermodal	112.0	132.6	(20.6)	(15.5)
Logistics	4.1	1.6	2.5	156.3
Corporate	(21.6)	(15.9)	(5.7)	35.8
Total	94.5	118.3	(23.8)	(20.1)
Interest expense/income	3.7	6.6	(2.9)	(43.9)
Loss on extinguishment of debt	1.8	-	1.8	n.m.
Income tax expense	34.7	43.4	(8.7)	(20.0)
Net income	$ 54.3	$ 68.3	$ (14.0)	(20.5)%

Revenues. Revenues increased $81.6 million, or 4.3%, for the fiscal year ended December 28, 2007 compared to the fiscal year ended December 29, 2006. Intermodal segment revenues increased $76.2 million for 2007, reflecting increases in our Stacktrain, rail brokerage and cartage operations. Stacktrain revenues increased $58.8 million in 2007 compared to 2006 and reflected increases in all three Stacktrain lines of business, partially offset by lower avoided repositioning cost "ARC" revenues (the incremental revenue to Pacer for moving international containers in domestic service) and lower container and chassis per diem revenues. The period-over-period increases in the three Stacktrain lines of business were as follows:

- The 7.1% increase in Stacktrain third-party domestic revenues was due to a 5.1% increase in domestic containers handled coupled with a 1.9% increase in the average freight revenue per container for 2007 compared to 2006. The average fuel surcharge in effect during 2007 was 21.0% compared to 19.2% during 2006. The increase in domestic containers handled was due to increases in Pacer container volumes partially offset by an 8.5% reduction in ARC international container volumes. One of our major suppliers of international boxes has had increased export loadings which reduced our supply of international containers available for repositioning.

- The 12.6% increase in automotive revenues reflected a volume increase of 6.0% over 2006 coupled with a 6.2% increase in the average freight revenue per container. The increase in the average freight revenue per container was due to a combination of business mix, rate increases and slightly higher fuel surcharges.

- The 14.9% increase in Stacktrain international revenues resulted from an 8.7% increase in containers handled primarily from additional customers which began shipping during the first quarter of 2006, coupled with a 5.7% increase in the average freight revenue per container. The increase in average freight revenue per container was due primarily to changes in business mix and slightly higher fuel surcharges.

The $3.2 million decline in container and chassis per diem revenues in 2007 compared to 2006 reflected recoveries of container and chassis misuse charges from several third parties (a result of improved billing and collection practices) which benefited 2006 combined with a reduction in the number of days equipment was controlled by the customer. While the reduction in customer controlled days reduces per diem revenue, it provides an operational benefit allowing faster equipment reloading. Container and chassis per diem revenues have declined over the past two years due primarily to the reduction in the number of customer controlled days, and we anticipate that this reduction may continue but at a slower rate. Westbound ARC revenues for 2007 were $0.7 million below 2006 because of rate competition and the use by international shipping companies of their own equipment for export loading. Rail brokerage revenues for 2007 were $15.3 million, or 3.6%, above 2006 primarily due to a 4.3% increase in volume partially offset by competitive rate pressures. The average revenue per load for our rail brokerage unit declined by 0.6% in 2007 compared to 2006. Cartage revenues increased $2.1 million due primarily to increased revenues in the Midwest and Pacific Northwest regions including two additional business locations which began operations in the latter part of 2006, partially offset by reduced Southern California business including reduced container repositioning revenue as well as reduced port to rail terminal drayage related to decreases from two international customers.

Revenues in our logistics segment increased $5.1 million, or 1.3%, in 2007 compared to 2006 reflecting increased revenues in all units except the truck services and truck brokerage units. The warehousing and distribution unit's revenues increased 15.8% because of current customers requiring year-round storage and increased storage and warehouse handling revenues. In addition, this unit started a container transload facility in Southern California in June 2007, which, while not yet profitable, contributed to the revenue increase. Our supply chain services unit's revenues increased 44.8% principally due to the addition of a new customer, and our international unit's revenues increased 11.5% because of increased import/export business partially offset by reduced overseas aid cargo and agricultural shipments. Our truck services unit's revenues decreased by 5.4% as a result of lower truck counts and soft demand and our truck brokerage unit's revenues decreased by 30.3% in 2007 compared to 2006 due to fewer shipments and competitive rate pressures.

Cost of Purchased Transportation and Services. Cost of purchased transportation and services increased $91.3 million, or 6.3%, in 2007 compared to 2006. The intermodal segment's cost of purchased transportation and services increased $86.2 million, or 7.7%, for 2007 compared to 2006 reflecting increases in Stacktrain and rail brokerage costs, partially offset by reduced cartage costs. The larger percentage increase in intermodal segment purchased transportation and services costs compared to intermodal segment revenue was due to arbitration and other settlements benefiting 2006, increases in underlying service provider costs in 2007, increases in local dray costs and equipment repositioning costs discussed below. The Stacktrain increase was related to the increased shipments noted above combined with a 5.9% increase in the cost per container because of increased fuel costs and rates from our underlying service providers, and changes in business mix. Reducing the Stacktrain 2006 costs was a gross benefit of $5.3 million, related to expenses accrued in prior years, from the settlement of a series of arbitration cases and other rate disputes during 2006 that resulted in the reversal of prior year expense accruals in 2006. In addition, in connection with our periodic reconciliation and settlement of amounts owed to our carriers based on actual usage, during the first quarter of 2006 we reached favorable settlements of several prior period rail payables that resulted in lower reported transportation costs in 2006 compared to 2007. Local dray costs from the ramp to the customer location increased $5.1 million in 2007 compared to 2006 due primarily to the increase in PacerDirect product volumes and Stacktrain international volumes. Equipment repositioning costs were up 1.7% in 2007 compared to 2006 due to increased chassis repositioning costs to support our trailer-on-flatcar product. The increased rail brokerage costs were related to the increased shipments noted above combined with increased fuel costs and rates from our underlying service providers, and changes in business mix. The cartage decrease in costs is related to less ocean port to rail terminal and back type of movements, also known as landbridge movements. Ocean shipping lines are loading containers onto rail cars at the port rather than moving them inland to the rail terminal for loading to a larger extent in 2007 compared to 2006.

The overall gross margin percentage, revenues less the cost of purchased transportation divided by revenues, for the intermodal segment decreased from 24.8% in 2006 to 23.0% in 2007 because of the arbitration and rail payable settlements in 2006 discussed above, competition and lower pricing to maintain equipment flow and minimize repositioning costs. Gross margins were also impacted by increases in underlying rail costs both in contract lanes pursuant to market rate adjustment provisions and in non-contract lanes.

Cost of purchased transportation and services in our logistics business increased $4.8 million in 2007 compared to 2006 reflecting the increased business in the majority of the logistics segment units. The overall gross margin percentage for our logistics segment decreased from 18.0% in 2006 to 17.8% in 2007 due primarily to business mix changes and competitive pressures primarily in our truck services unit due to the recent economic downturn. The gross margin percentage in each of our other logistics segment units was slightly higher in 2007 compared to 2006.

Direct Operating Expenses. Direct operating expenses, which are only incurred by our Stacktrain operations, increased $7.4 million, or 6.0%, in 2007 compared to 2006 because of higher container and chassis lease costs for newer 53 ft. equipment and higher maintenance costs associated with increased per unit material costs and increased equipment velocity. Our overall fleet size declined in 2007 compared to 2006 due to the retirement of more 48-ft. equipment than the additional 53-ft. equipment leased during the year. At December 28, 2007, we had 1.9% or 533 fewer containers and 3.6% or 1,142 fewer chassis than at December 29, 2006. Container and chassis lease costs have increased over the last two years due to year-over-year increases in newer, higher cost equipment. This trend should continue into the near future as we continue to replace older 48-ft. equipment with newer 53-ft. equipment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.5 million, or 3.9%, in 2007 compared to 2006. During 2007, $6.0 million was incurred for the severance of 134 personnel and for facility exit activities ($2.1 million in the logistics segment, $2.1 million in corporate and $1.8 million in the intermodal segment), $3.0 million was incurred for performance bonus and discretionary retention and incentive payments and stock compensation cost increased by $1.4 million in 2007 compared to 2006. The stock compensation cost increase was due to the initial year's vesting and dividends related to the June 2006 and August 2007 restricted stock awards under the 2006 Long-Term Incentive Plan as approved by shareholders in May 2007. The timing of the shareholders' approval resulted in a full year of vesting during 2007, with the initial dividends prior to shareholder approval treated as compensation expense. On an on-going basis, the compensation cost related to current awards will be approximately $2.0 million per year with dividends charged to retained earnings. There were neither severance or facility exit costs nor bonus accruals during 2006. Selling, general and administrative expenses in 2006 also benefited from the adjustment of previously accrued expenses for third party vendor services that were determined would not be payable under the contract with the provider. Our cartage and warehousing and distribution units also incurred increased damage claim costs in 2007 compared to 2006.

Partially offsetting the increase in 2007 was reduced employment in both of our operating segments and reduced legal fees during 2007 compared to 2006. Our overall average employment level decreased by 122, or 7.6%, in 2007 compared to 2006 due to our cost reduction efforts and normal attrition, with reductions across all business units. Average employment levels for 2007 were down 71 in our logistics segment and 53 in our intermodal segment. The average corporate employment level increased by two for 2007 compared to 2006. In addition, during the 2006 period, we settled a motor vehicle accident case adversely impacting our truck services unit's and corporate results in that period.

Depreciation and Amortization. Depreciation and amortization expenses decreased $0.8 million for 2007 compared to 2006 as a result of normal property retirements.

Income From Operations. Income from operations decreased $23.8 million, or 20.1%, from $118.3 million in 2006 to $94.5 million in 2007. Corporate expenses were $5.7 million above 2006 of which $3.0 million represented the 2007 performance bonus and discretionary retention and incentive payments and $2.1 million was for severance costs. Corporate expenses were also affected in 2007 by increased stock compensation costs. Intermodal segment income from operations decreased $20.6 million reflecting a $12.0 million decrease in Stacktrain income from operations, an $8.8 million decrease in rail brokerage income from operations and a $0.2 million increase in cartage income from operations. The Stacktrain decrease was due, in part, to the 2006 transactions that benefited that year but did not recur in 2007, including the recoveries of chassis misuse charges from several third parties (a result of improved billing and collection efforts), various settlements of prior period rail payables, the adjustment of a previously accrued expense for third party vendor services and the 2006 arbitration and rate dispute settlements, combined with higher direct operating expenses, reduced ARC business and reduced margins in the 2007 period. The rail brokerage decrease was due to competitive rate pressures and increases in underlying service provider costs and an increase in lower average revenue westbound business to balance traffic flows. The increase in our cartage unit was because of additional business including two additional locations in 2007 and additional business from our Stacktrain and rail brokerage units compared to 2006, partially offset by increased personal injury/property damage costs during 2007. Income from operations in 2007 for the intermodal segment was reduced by severance costs of $1.8 million.

Logistics segment income from operations improved $2.5 million to $4.1 million in 2007 compared to $1.6 million in 2006 reflecting increases in all business units except the truck services and truck brokerage units. The $0.5 million increase in our warehousing and distribution unit was because of additional storage and handling business partially offset by start-up related costs from the new Southern California transload facility and higher cargo claims costs. Our supply chain services unit increase of $3.6 million was due primarily to the addition of a new customer, and included $0.6 million in severance and facility closure costs. Our international unit's increase of $0.1 million reflected strong import/export business partially offset by reduced overseas aid and agricultural shipments and $0.4 million of severance and facility closure costs. The $0.3 million decrease for our truck services unit was due primarily to lower truck counts in 2007 and soft demand, and included $0.3 million of severance and facility closure costs. The $1.4 million decrease in our truck brokerage unit's income from operations was due to decreased shipments and competitive rate pressure, and included $0.8 million of severance and facility closure costs. In total, the logistics segment's income from operations in 2007 was reduced by severance and facility closure costs of $2.1 million.

Interest Expense/Income. Interest expense, net, decreased by $2.9 million, or 43.9%, for 2007 compared to 2006 reflecting the award of $1.6 million of interest as part of an arbitration settlement during 2007 coupled with a lower average debt balance outstanding during 2007 as compared to 2006 during which we repaid approximately $31.0 million of long-term debt, and lower interest rates. At December 28, 2007, total long-term debt was $64.0 million compared to $59.0 million at December 29, 2006. The average interest rate during 2007 was 5.7% compared to 6.9% during 2006.

Loss on Extinguishment of Debt. On April 5, 2007, we completed the refinancing of our term loan and revolving credit facility with a new $250 million, five-year revolving credit facility. See the discussion under "Liquidity and Capital Resources" below. Charges totaling $1.8 million were incurred due to the write-off of existing deferred loan fees related to the prior credit facility.

Income Tax Expense. Income tax expense decreased $8.7 million in 2007 compared to 2006 because of lower pre-tax income in 2007. The effective tax rate was equivalent between years. In October 2007, Mexico enacted a new tax law which replaces the existing asset tax with a new flat tax to supplement the regular income tax in that country. The new tax was effective on January 1, 2008, and is not expected to have a material impact on our results of operations and financial condition.

Net Income. Net income decreased by $14.0 million, or 20.5%, from $68.3 million in 2006 to $54.3 million in 2007 reflecting the lower income from operations (down $23.8 million, of which $6.0 million related to severance and facility closure costs and $3.0 million to bonuses) as discussed above, and the write-off of loan fees associated with the refinancing of debt ($1.8 million), partially offset by reduced net interest costs (down $2.9 million) including interest income from the settlement of an arbitration case. Net income in 2007 also reflected lower income tax expense (down $8.7 million) related to a lower pre-tax income.

Fiscal Year Ended December 29, 2006 Compared to Fiscal Year Ended December 30, 2005

The following table sets forth our historical financial data for the fiscal years ended December 29, 2006 and December 30, 2005.

Financial Data Comparison by Reportable Segment
Fiscal Years Ended December 29, 2006, and December 30, 2005
(in millions)

	2006	2005	Change	% Change
Revenues				
Intermodal	$ 1,491.7	$ 1,402.6	$ 89.1	6.4%
Logistics	397.0	458.1	(61.1)	(13.3)
Inter-segment elimination	(0.9)	(0.6)	(0.3)	50.0
Total	1,887.8	1,860.1	27.7	1.5
Cost of purchased transportation and services				
Intermodal	1,121.7	1,049.7	72.0	6.9
Logistics	325.6	379.5	(53.9)	(14.2)
Inter-segment elimination	(0.9)	(0.6)	(0.3)	50.0
Total	1,446.4	1,428.6	17.8	1.2
Direct operating expenses				
Intermodal	123.1	115.4	7.7	6.7
Logistics	-	-	-	-
Total	123.1	115.4	7.7	6.7
Selling, general & administrative expenses				
Intermodal	108.5	111.2	(2.7)	(2.4)
Logistics	68.7	71.9	(3.2)	(4.5)
Corporate	15.8	21.7	(5.9)	(27.2)
Total	193.0	204.8	(11.8)	(5.8)
Write-off of computer software				
Intermodal	-	11.3	(11.3)	(100.0)
Logistics	-	-	-	-
Corporate	-	-	-	-
Total	-	11.3	(11.3)	(100.0)
Depreciation and amortization				
Intermodal	5.8	5.5	0.3	5.5
Logistics	1.1	1.3	(0.2)	(15.4)
Corporate	0.1	0.1	-	-
Total	7.0	6.9	0.1	1.4
Income from operations				
Intermodal	132.6	109.5	23.1	21.1
Logistics	1.6	5.4	(3.8)	(70.4)
Corporate	(15.9)	(21.8)	5.9	(27.1)
Total	118.3	93.1	25.2	27.1
Interest expense/income	6.6	8.2	(1.6)	(19.5)
Income tax expense	43.4	34.0	9.4	27.6
Net income	$ 68.3	$ 50.9	$ 17.4	34.2%

Revenues. Revenues increased $27.7 million, or 1.5%, for the fiscal year ended December 29, 2006 compared to the fiscal year ended December 30, 2005. Intermodal segment revenues increased $89.1 million, or 6.4%, reflecting increases in our cartage and Stacktrain operations, partially offset by a reduction in rail brokerage revenues. Stacktrain revenues increased $99.2 million in 2006 compared to 2005 and reflected increases in all three Stacktrain lines of business, partially offset by lower avoided repositioning cost ARC revenues and lower container and chassis per diem revenues. Stacktrain revenues for 2005 were slightly depressed as a result of the first quarter 2005 Union Pacific embargo of Southern California locations due to severe weather. The year-over-year increases in the three Stacktrain lines of business were as follows:

- The 0.1% increase in Stacktrain third-party domestic freight revenues was due primarily to a 19.2% average fuel surcharge in effect during 2006 compared to a 14.8% average surcharge during 2005. Domestic containers handled decreased 4.5% from 2005 due, in part, to reduced ARC volumes, the cancellation of the Northern California to Texas route by the Union Pacific and the less than anticipated peak season demand. While the eastbound container imbalance was corrected during the third quarter of 2006, it negatively impacted our domestic loadings eastbound during 2006. The average freight revenue per container increased 4.8% for Stacktrain third-party domestic business.

- The 24.2% increase in automotive freight revenues was due to a volume increase of 9.6% over 2005 coupled with a 13.3% increase in the average freight revenue per container. The increase in the average freight revenue per container was due to a combination of business mix, rate increases and fuel surcharges.

- The 61.3% increase in Stacktrain international revenues was due to a 44.6% increase in containers handled primarily from additional customers coupled with an 11.5% increase in the average freight revenue per container. The increase in average freight revenue per container was due primarily to increased fuel surcharges.

Westbound ARC revenues for 2006 were $4.2 million below 2005 due primarily to rate competition and the use of their own equipment by the international shipping companies for export loading. The $2.9 million decline in container and chassis per diem revenues in 2006 compared to 2005 was due primarily to customers returning containers in a shorter period of time. Cartage revenues increased $9.9 million due to increases in all of our cartage regions including increased intra-segment business with our Stacktrain unit and expansion of business in the South region. Our cartage unit experienced a large revenue increase in our West region due to increased volumes during 2006 in Southern California resulting in part from the first quarter 2005 Union Pacific embargo of Southern California locations due to severe weather that depressed revenues in that quarter. Our rail brokerage unit, which reported an operating income of $4.0 million in both years due to yield management and cost control efforts during 2006, reported a 4.5% decline in revenues compared to 2005 due to decreased intermodal volumes.

Revenues in our logistics segment decreased $61.1 million, or 13.3%, for 2006 compared to 2005 due primarily to a $56.0 million decline in revenues related to the transitioning of a truck brokerage customer to another service provider which began during the second quarter of 2005 and was completed during the latter part of 2005. Revenues for our truck brokerage unit decreased 40.9% compared to 2005 due primarily to the completion of this transitioning. Warehousing and distribution revenues were up 3.8% due to revenues from new customers and additional business from existing customers, partially offset by a customer moving from our warehousing operations to its own regional distribution center in late 2005. Our international unit revenues increased 1.4% compared to 2005 due to a strong import/export business partially offset by reduced overseas aid cargo and agricultural shipments. Revenues for our supply chain services unit decreased 13.0% due to decreases from existing customers as well as the loss of a customer in the second quarter of 2006. Our truck services revenues were up 2.4% due to additional agents in 2006 and an increase in the amount of freight brokered due to demand.

Cost of Purchased Transportation and Services. Cost of purchased transportation and services increased $17.8 million, or 1.2%, for the fiscal year ended December 29, 2006 compared to the fiscal year ended December 30, 2005. The intermodal segment's cost of purchased transportation and services increased $72.0 million, or 6.9%, for 2006 compared to 2005 reflecting increases in Stacktrain and cartage costs, partially offset by reduced rail brokerage costs. The higher percentage increase in purchased transportation and services costs compared to intermodal segment revenues was due to increases in local dray costs and container repositioning costs discussed below. The Stacktrain increase was related to the increased shipments noted above combined with a 6.9% increase in the cost per container due primarily to increased fuel costs from our underlying service providers, rate increases from our underlying carriers and changes in business mix. In addition, local dray costs from the port to the rail terminal increased $3.0 million in 2006 compared to 2005 due to the large increase in Stacktrain international volumes. Container repositioning costs increased $4.7 million in 2006 due to the need to reposition containers from the Los Angeles basin to Eastern U.S. locations to support westbound volumes. The majority of these increased costs were incurred during the first quarter of 2006, after which the container imbalance situation had been corrected. These Stacktrain increases were partially offset by a favorable settlement of prior period rail payables to one of our rail service providers, as under our rail contract we periodically reconcile and settle amounts owed to the carrier based on actual usage. Also reducing the Stacktrain increase in cost was a gross benefit of $5.3 million from the settlement of a series of arbitration cases and other rate disputes during the third quarter of 2006 that resulted in the reversal of prior year expense accruals. The cartage increase was also due to the increased shipments noted above. The rail brokerage decrease was due to the decreased intermodal volumes noted above. The overall gross margin percentage, revenues less the cost of purchased transportation divided by revenues, for the intermodal segment decreased from 25.2% in 2005 to 24.8% in 2006 due primarily to changes in business mix.

Cost of purchased transportation and services in our logistics business decreased $53.9 million in 2006 compared to 2005 due primarily to the completion of transition of a truck brokerage customer to another service provider during the latter part of 2005. The overall gross margin percentage for our logistics business increased from 17.2% in 2005 to 18.0% in 2006 due primarily to changes in business mix and improved yield management. The reduction in business from the transitioning of a customer in our truck brokerage unit to another transportation provider contributed to the gross margin percentage increase as this customer was a low margin account. The margin percentage for our international unit also increased due to changes in business mix. The warehousing and distribution unit gross margin percentage declined due to the changed business mix that resulted after a customer, as mentioned above, moved from our warehousing operations to its own regional distribution center. New customers required additional warehouse handling at increased costs. Our truck services unit gross margin percentage also declined due to increases in fuel costs and the increase in the amount of brokerage business which is priced at a lower margin percentage than when using trucks of our independent owner-operators.

Direct Operating Expenses. Direct operating expenses, which are only incurred by our Stacktrain operations, increased $7.7 million, or 6.7%, in 2006 compared to 2005 due primarily to increased container and chassis lease and maintenance costs attributable to the larger fleet size during 2006. At December 29, 2006, we had 1.2% or 327 more containers and 10.0% or 2,868 more chassis than at December 30, 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $11.8 million, or 5.8%, in 2006 compared to 2005. Our logistics segment average employment decreased by 84 persons in 2006 compared to 2005 due primarily to reductions related to the completion of the transition of a truck brokerage customer to another service provider and reductions in our supply chain services unit. Our intermodal segment average employment decreased by 9 persons in 2006 compared to 2005 due to reductions in our rail brokerage unit partially offset by increases in our Stacktrain unit related to the continued implementation of our PacerDirect product and by increases in our cartage unit due to two additional operating locations. 2006 also benefited from the reversal of previously accrued expenses for a service provided for our Stacktrain operations that we determined would not be payable under the contract with the provider, as well as reduced costs associated with complying with the Sarbanes-Oxley Act of 2002 and $7.9 million less accrued for employee bonuses. Our cartage operations experienced increased personal injury/property damage claim costs during 2006. There was also a 4% increase in compensation expense with staggered effective dates in May and August 2006. Overall legal expenses for 2006 were $2.1 million above 2005 due to on-going legal proceedings including the settlement of a litigation during 2006 that adversely impacted our truck services unit and corporate results. This increase was partially offset by the settled arbitrations noted above and a legal case settled in December 2006. During 2006, we expensed $1.5 million for stock based compensation costs resulting from our adoption of SFAS No. 123(R) on December 31, 2005.

Write-off of Computer Software. During the second quarter of 2005, based on an internal analysis of the cost to continue a computer software development project started in 2001 and an assessment of a review by an independent third-party, we decided to abandon the conversion from APL Limited's computer systems to a stand-alone capability for our Stacktrain operations. A total of $11.3 million, which had been capitalized in property and equipment for the development of the software, was written-off in the second quarter of 2005. We will continue to avail ourselves of the services and support for up to the next 12 years under the existing long-term agreement with APL Limited. See "Liquidity and Capital Resources."

Depreciation and Amortization. Depreciation and amortization expenses increased $0.1 million for 2006 compared to 2005 due to property additions.

Income From Operations. Income from operations increased $25.2 million, or 27.1%, from $93.1 million in 2005 to $118.3 million in 2006. Intermodal segment income from operations increased $23.1 million reflecting a $22.6 million increase in Stacktrain income from operations, a $0.5 million increase in cartage income from operations and no change in rail brokerage income from operations. The Stacktrain increase was due, in part, to the write-off during 2005 of $11.3 million of software development costs, the settlement of a series of arbitration cases and other rate disputes during 2006 that resulted in the reversal of prior expense accruals of $4.2 million, net of related legal costs of $1.1 million, strength in all three lines of Stacktrain business and the 2006 general and administrative accrual adjustment. The cartage increase was due primarily to increased business during 2006 partially offset by higher compensation costs associated with increased employment and higher personal injury/property damage costs during 2006. Our rail brokerage income from operations was the same in both years and reflected yield management and cost control efforts which offset declining intermodal volumes in 2006.

Logistics segment income from operations decreased $3.8 million compared to 2005. The decrease for our truck services unit was due primarily to the increase in lower rated brokerage business coupled with higher fuel costs. Our warehousing and distribution unit reported lower income from operations due to the customer moving to their own regional distribution center, as mentioned above, coupled with increased handling and cargo claim costs. The decrease in income from operations for our supply chain services unit was due to the loss of a customer as well as decreases from existing customers and expenses related to a legal case. These decreases in income from operations were partially offset by increases in income from operations for our international unit where import/export business remains strong, our truck brokerage unit due to yield management and cost control efforts, and reduced corporate costs due primarily to legal settlements and reduced bonus accruals.

Interest Expense/Income. Interest expense, net, decreased by $1.6 million, or 19.5%, for 2006 compared to 2005 due primarily to a lower level of outstanding debt during 2006. At December 29, 2006, total long-term debt was $59.0 million, $31.0 million less than the $90.0 million at December 30, 2005. Interest rates increased from approximately 5.2% during 2005 to 6.9% during 2006.

Income Tax Expense. Income tax expense increased $9.4 million in 2006 compared to 2005 due to higher pre-tax income in 2006, partially offset by a slightly lower effective tax rate of 38.8% for 2006 compared to 40.0% for 2005. The decline in the effective tax rate was due to a revaluation of state tax rates.

Net Income. Net income increased by $17.4 million from $50.9 million in 2005 to $68.3 million in 2006 reflecting the higher income from operations (up $25.2 million) as discussed above, combined with reduced interest costs (down $1.6 million) associated with the lower level of outstanding debt during 2006. Net income in 2006 also reflected higher income tax expense (up $9.4 million) related to a higher pre-tax income, partially offset by a lower effective tax rate in 2006. The 2005 write-off of software development costs impacted net income by $6.8 million in that year.

Liquidity and Capital Resources

Cash provided by operating activities was $108.0 million, $66.7 million and $82.3 million for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005, respectively. The increase in cash provided by operating activities in 2007 was due primarily to the increase in accounts payable and other accrued liabilities compared to 2006. During 2006 there was a bonus payout (related to and accrued in the 2005 fiscal year) as well as increased payouts in 2006 compared to 2007 for taxes and litigation settlements. In addition, accounts payable is higher in 2007 due to the increase in business in 2007. The Del Monte arbitration settlement, which was received in the second quarter of 2007, reduced receivables between 2006 and 2007 and was partially offset by higher receivables associated with increased business in 2007. Also contributing to the increased cash flow from operating activities were $24.1 million of tax payments in 2007 compared to $37.4 million during 2006. The lower payment in the 2007 period was due to a lower federal extension payment which is based on the timing of earnings during the year. The decrease in cash provided by operating activities in 2006 as compared to 2005 was due primarily to higher tax and bonus payments in 2006 (accrued in 2005), partially offset by a higher income from operations and reduced interest charges in 2006. In addition, the completion of the transitioning of a highway brokerage customer to another service provider and the $11.3 million non-cash write-off of computer software in 2005 due to the developer's bankruptcy also contributed to the 2005 amount. Income taxes paid were $24.1 million, $37.4 million and $24.6 million in 2007, 2006 and 2005, respectively. Interest paid was $4.7 million, $6.7 million and $7.7 million in 2007, 2006 and 2005, respectively. Interest expense, net for 2008 is expected to be in line with the 2007 amount.

We had working capital of $34.5 million and $64.3 million at December 28, 2007 and December 29, 2006, respectively. The decrease in 2007 was due primarily to the Del Monte settlement which decreased receivables combined with decreased accrued liabilities in 2006 due to litigation settlements.

Our operating cash flows are also the primary source for funding our contractual obligations. The table below summarizes as of December 28, 2007, our major commitments (in millions).

Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 64.0	$ -	$ -	$ 64.0	$ -
Interest on long-term debt	17.4	4.1	8.2	5.1	-
Operating leases	399.3	82.4	142.1	97.1	77.7
Equipment obligation	42.9	3.6	10.7	10.7	17.9
Dividends	5.2	5.2	-	-	-
Volume incentives	13.3	13.3	-	-	-
APL IT agreement	129.7	10.7	21.7	22.2	75.1
SAP IT agreement	11.5	2.9	4.3	4.3	-
Other IT agreements	16.4	5.4	6.2	4.0	0.8
HR agreements	0.5	0.2	0.2	0.1	-
Income tax contingencies	4.1	3.5	0.6	-	-
Severance liability	2.3	2.3	-	-	-
Purchased transportation	27.9	27.9	-	-	-
Total	$734.5	$161.5	$194.0	$207.5	$171.5

Of our total long-term debt, as refinanced, $59.0 million was originally incurred to finance our recapitalization and acquisition of Pacer Logistics in 1999 and four acquisitions in our former retail segment in 2000, with the remaining $5.0 million, net incurred in second and third quarters of 2007 to finance the repurchase of common stock. Cash interest expense on long-term debt was estimated using current rates for all periods based upon the current outstanding balance. The majority of the operating lease obligations relate to our intermodal segment's lease of railcars, containers and chassis. In addition, each year a portion of the operating leases must be renewed or can be terminated based upon equipment requirements. Partially offsetting these lease payment requirements are railcar and container per diem revenues (not reflected in the table above) which were $66.2 million in 2007, $69.5 million in 2006, $70.7 million in 2005 and $67.8 million in 2004. The equipment obligation is our estimate of operating lease payments on 3,000 53-foot containers and 1,400 53-foot chassis ordered, but yet to be financed. We anticipate financing the equipment through operating leases. The dividends reflected in the table were paid on January 10, 2008. Volume incentives (which are recorded as a reduction of revenues in our consolidated financial statements) relate to amounts payable to companies that ship on our Stacktrain unit that met certain volume shipping commitments for the year 2007. Our APL IT agreement is a long-term contract expiring in May 2019. The amounts in the table above are based on the contractual annual increases in costs of this agreement through expiration. The agreement, however, is cancelable by us on 120 days notice without penalty. Accordingly, upon any such termination, our obligation under the contract would be limited to only $3.6 million. The SAP IT agreement reflects commitments for on-going maintenance and support. The Other IT agreements reflect a telecommunications commitment for voice, data and frame relay services and the costs of outsourcing our computer help desk function and IT licensing, hosting and maintenance commitments. The human resources agreements reflect our human resources benefit system and payroll processing contract. Income tax contingencies relate to uncertain tax positions, including accrued interest, as of December 28, 2007 (see "Recently Issued Accounting Pronouncements" below). The severance liability relates to amounts to be paid related to our 2007 severance and facility exit activities. The purchased transportation amount reflects our estimate of the cost of transportation purchased by our segments that is in process at year-end but not yet completed and minimum container commitments to ocean carriers made by our non-vessel operating common carrier operation. A discussion of the SAP agreement is set forth below.

Based upon the current level of operations and the anticipated future growth in both operating segments, management believes that operating cash flow and availability under our revolving credit facility will be adequate to meet our working capital, capital expenditure, dividend and other cash needs for at least the next two years, although no assurance can be given in this regard. Our revolving credit facility matures in April 2012. Should the recent economic downturn continue or worsen, our operating cash flows may be adversely impacted.

Cash flows used in investing activities were $13.1 million, $3.5 million and $5.0 million for 2007, 2006 and 2005, respectively. The use of cash in 2007 included $10.6 million under the enterprise software agreement with SAP America, Inc. ("SAP") as discussed below. The remaining capital expenditure of $3.4 million was primarily for normal computer replacement items, partially offset by net proceeds of $0.9 million from the sale of property. The use of cash in 2006 was primarily for normal computer replacement items, partially offset by net proceeds of $0.2 million from the sale of property. The use of cash in 2005 was primarily for normal computer replacement items. This was partially offset by net proceeds of $0.3 million from the sale of property.

On September 30, 2007, we entered into a software license agreement with SAP under which we licensed an enterprise suite of applications, including the latest release of SAP's transportation management solution. Under the agreement, we were granted a perpetual license for the suite of SAP software, and agreed to a two-year maintenance and support commitment for an annual fee of $2 million. During 2007, total expenditures for the SAP project were $10.9 million, $10.6 million of which was capitalized (including the initial license fee of $9.3 million) and $0.3 million was included in the Selling, General and Administrative line item of the Consolidated Statement of Operations. Elements of the new system are expected to be implemented over the next 9 to 28 months and to require a total capital investment ranging from $30 million to $35 million (not reflected in the above table) over the course of the project. It is anticipated that these amounts will be financed from a combination of operating cash flows and borrowings under our revolving credit agreement. We will continue to avail ourselves of the services and support under our existing long-term technology services agreement with APL Limited until such time as the SAP implementation project is completed. Accordingly, the table above assumes payments in respect of both the SAP IT agreement over the 5-year period even though we currently expect that the new SAP system will be operational and replace the APL system prior to the end of the 5-year period.

Capital expenditures for 2008 are budgeted at $22.0 million including $18.9 million for the SAP implementation project and $3.1 million primarily for normal computer and equipment replacement items.

Cash flows used in financing activities were $87.9 million, $72.1 million and $67.9 million for 2007, 2006 and 2005, respectively. During 2007, we refinanced our prior bank revolving credit and term loan facility and the $59.0 million outstanding thereunder with a new $250 million revolving credit facility (see the discussion below). During 2007, we borrowed an additional net $5.0 million under the new facility to repurchase common stock and for general corporate purposes. During 2007, options to purchase 169,132 shares of our common stock were exercised for total proceeds of $1.8 million. The excess tax benefit associated with the exercise of the options and vesting of restricted stock pursuant to SFAS No. 123 (R) was $0.2 million. Also during the 2007 period, 2,938,635 shares of our common stock were repurchased and retired for $72.5 million and we paid $21.6 million in common stock cash dividends. During 2006, we repaid $31.0 million of long-term debt, paid $22.5 million in common stock cash dividends and repurchased and retired $26.8 million of our common stock under a stock repurchase program announced in June 2006. During 2006, options to purchase 647,117 shares of our common stock were exercised for total proceeds to the Company of $4.4 million. The excess tax benefit associated with the exercise of options was $3.8 million during 2006. During 2005, we repaid $64.1 million of long-term debt and paid our first common stock dividend to shareholders of $5.6 million. During 2005, options to purchase 177,110 shares of our common stock were exercised for total proceeds to the Company of $1.8 million. The proceeds were used for general corporate purposes.

On April 5, 2007, we entered into a new $250 million, five-year revolving credit agreement (the "2007 Credit Agreement"). We have utilized $59.0 million of the 2007 Credit Agreement to repay the principal balance due under the term loan portion of our prior bank credit facility, which was terminated. In connection with the refinancing, we paid $0.8 million of fees and expenses ($0.6 million to lenders and $0.2 million to other third parties) and $0.5 million of interest due under the prior credit facility at closing. We also charged to expense $1.8 million for the write-off of existing deferred loan fees related to the prior credit facility.

Borrowings under the 2007 Credit Agreement bear interest, at our option, at a base rate plus a margin between 0.0% and 0.5% per annum, or at a Eurodollar rate plus a margin between 0.625% and 1.75% per annum, in each case depending on our leverage ratio. The base rate is the higher of the prime lending rate of the administrative agent or the federal funds rate plus ½ of 1%. Our obligations under the 2007 Credit Agreement are guaranteed by all of our direct and indirect domestic subsidiaries and is secured by a pledge of all of the stock or other equity interests of our domestic subsidiaries and a portion of the stock or other equity interest of certain of our foreign subsidiaries.

The 2007 Credit Agreement also provides for letter of credit fees between 0.625% and 1.75%, and a commitment fee payable on the unused portion of the facility, which accrues at a rate per annum ranging from 0.125% to 0.350%, in each case depending on our leverage ratio.

The 2007 Credit Agreement contains affirmative, negative and financial covenants customary for such financings, including, among other things, limits on the incurrence of debt, the incurrence of liens, and mergers and consolidations and leverage and interest coverage ratios. We were in compliance with these covenants at December 28, 2007. It also contains customary representations and warranties. Breaches of the covenants, representations or warranties may give rise to an event of default. Other events of default include our failure to pay certain debt, the acceleration of certain debt, certain insolvency and bankruptcy proceedings, certain ERISA events or unpaid judgments over a specified amount, or a change in control of the Company as defined in the 2007 Credit Agreement.

At December 28, 2007, we had $168.0 million available under the 2007 Credit Agreement, net of $64.0 million outstanding and $18.0 million of outstanding letters of credit. At December 28, 2007, borrowings under the 2007 Credit Agreement bore a weighted average interest rate of 5.7% per annum.

During 2007, we received 1,658 primarily 53-ft. leased containers and 1,072 53-ft., 48-ft. and 40-ft. leased chassis, and we returned 2,191 primarily 48-ft. leased containers, 1,596 primarily 48-ft. and 40-ft. leased chassis, and sold 618 48-ft. owned chassis in an effort to more closely align our container and chassis fleets. During 2007, four railcars were destroyed. On order at the end of 2007 were 3,000 53-ft. containers and 1,400 53-ft chassis to be delivered by September 2008.

During 2006, we received 2,360 53-ft. leased containers and 4,552 53-ft. and 40-ft. leased chassis, and we returned 2,033 primarily 48-ft. leased containers and 1,684 primarily 48-ft. and 40-ft. leased chassis. During 2006, four railcars were destroyed.

During 2005, we received 4,422 primarily 53-ft. leased containers and 3,926 primarily 53-ft. leased chassis, and we returned 2,106 primarily 48-ft. leased containers and 1,106 primarily 48-ft. leased chassis. During 2005, four railcars were destroyed.

Common Stock Repurchase Program

On June 12, 2006, we announced that our Board of Directors had authorized the purchase of up to $60 million of our common stock, and, on April 3, 2007, the Company announced that our Board of Directors had authorized the purchase of an additional $100 million of our common stock. Both authorizations expire on June 15, 2008. We repurchased a total of 965,818 shares at an average price of $27.72 per share through December 29, 2006, and 2,938,635 shares at an average price of $24.64 per share during 2007. At December 28, 2007, $60.7 million remains available for the purchase of common stock under the current Board authorizations. We intend to make further share repurchases from time to time as market conditions warrant.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations," which establishes principles and requirements for how an acquirer recognizes and measures assets acquired, liabilities assumed including any noncontrolling interest, and goodwill or gain from a bargain purchase. It also establishes the information to disclose regarding the nature and financial effects of a business combination. SFAS No. 141 (revised 2007) will be effective for us on December 26, 2008 (the first day of our 2009 fiscal year). Based on acquisitions to date, we do not expect that the implementation of SFAS No. 141 (revised 2007) will have a material impact on our results of operations or financial condition.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," which establishes accounting and reporting standards that require: ownership interests held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; consolidated net income attributable to the parent and to the noncontrolling interest be identified and presented on the face of the consolidated statement of income; and that changes in ownership interest while the parent retains its controlling interest be accounted for consistently and disclosed. SFAS No. 160 will be effective for us on December 26, 2008 (the first day of our 2009 fiscal year). We do not expect that the implementation of SFAS No. 160 will have a material impact on our results of operations or financial condition.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 requires that tax benefits generated by dividends paid during the vesting period on certain equity-classified share-based compensation awards be classified as additional paid-in capital and included in a pool of excess tax benefits available to absorb tax deficiencies from share-based payment awards. EITF 06-11 is effective as of January 1, 2008. We do not expect the adoption of EITF 06-11 to have a material impact on our results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." This Statement permits the Company to choose to measure many financial instruments and certain other items at fair value. It also establishes presentation and disclosure requirements. SFAS No. 159 was effective for us on December 29, 2007 (the first day of our 2008 fiscal year). We are currently assessing the impact that the implementation of SFAS No. 159 will have on our results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America and expands disclosures about fair value measurements. SFAS No. 157 was effective for us on December 29, 2007 (the first day of our 2008 fiscal year) with the exception of application to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which the standard will be applicable on December 27, 2008 (the first day of our 2009 fiscal year). We are currently assessing the impact that the implementation of SFAS No. 157 will have on our results of operations and financial condition.

In September 2006, the FASB issued Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP should be applied retrospectively for all financial statements presented, unless it is impracticable to do so. We adopted this FSP on December 30, 2006 (the first day of our 2007 fiscal year) and determined that the effect on prior year balances was immaterial and therefore did not apply retroactively. We will account for our maintenance activities going forward using the deferral method.

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 was effective for us as of December 30, 2006. As a result of this implementation, we recognized a $0.4 million tax reserve increase for uncertain tax positions. The increase was accounted for as an adjustment to the beginning balance of retained earnings. Including the cumulative effect increase, at the beginning of 2007, we had a liability of approximately $3.9 million of total reserves relating to uncertain tax positions and a total of $4.1 million at December 28, 2007, including accrued interest.

Inflation

We contract with railroads and independent truck operators for our transportation requirements. These third parties are responsible for providing their own diesel fuel. To the extent that changes in fuel prices are passed along to us, we have historically passed these changes along to our customers. There is no guarantee, however, that this will be possible in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is affected primarily by changes in interest rates. Under our policies, we may use hedging techniques and derivative financial instruments to reduce the impact of adverse changes in market prices. The quantitative information presented below and the additional qualitative information presented above in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 2 to the notes to our consolidated financial statements included in this Annual Report on Form 10-K describe significant aspects of our financial instrument programs which have market risk.

We have market risk in interest rate exposure, primarily in the United States. We manage interest exposure through floating rate debt. Interest rate swaps may be used to adjust interest rate exposure when appropriate based on market conditions. No interest rate swaps were outstanding at December 28, 2007 or December 29, 2006.

Based upon the average variable interest rate debt outstanding during 2007, a 100 basis point change in our variable interest rates would have affected our 2007 pre-tax earnings by approximately $0.6 million. For 2006, a 100 basis point change in our variable interest rates would have affected our 2006 pre-tax earnings by approximately $0.8 million. For 2005, a 100 basis point change in our variable interest rates would have affected our 2005 pre-tax earnings by approximately $1.2 million.

As our foreign business expands, we will be subjected to greater foreign currency risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements, including supplementary data and the accompanying report of independent registered public accounting firm, are listed in the Index to Consolidated Financial Statements and Financial Statement Schedules on page F-1 filed as part of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Evaluation of Disclosure Controls. We evaluated the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 28, 2007. This evaluation (the "disclosure controls evaluation") was done under the supervision and with the participation of management, including our chief executive officer ("CEO") and chief financial officer ("CFO"). Rules adopted by the SEC require that in this section of our Annual Report on Form 10-K we present the conclusions of the CEO and the CFO about the effectiveness of our disclosure controls and procedures as of December 28, 2007 based on the disclosure controls evaluation.

Objective of Controls. Our disclosure controls and procedures are designed so that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also intended to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily is required to use its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Conclusion. Based upon the disclosure controls evaluation, our CEO and CFO have concluded that as of December 28, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that the foregoing objectives are achieved.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended December 28, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Pacer is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with participation of the CEO and CFO, has assessed the effectiveness of the company's internal control over financial reporting as of December 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on management's assessment and that criteria, management concludes that, as of December 28, 2007, the company's internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 28, 2007 as stated in their report beginning on page F-2.

ITEM 9B. OTHER INFORMATION

On February 14, 2008, the Compensation Committee of the Company's Board of Directors approved the 2008 Bonus Plan, which is filed as Exhibit 10.28 hereto. The 2008 Bonus Plan, under which the named executive officers participate (including the Chief Executive Officer and Chief Financial Officer but excluding the Interim President, Intermodal Segment) provides for payment of cash bonuses subject to achievement of specified financial objectives. The bonuses payable to the named executive officers, all of whom are currently employees of the corporate unit, are contingent on the Company's actual fiscal year 2008 consolidated earnings per share (calculated before any accrual for bonuses) falling within the specified minimum and maximum consolidated earnings per share targets established by the Committee and the Board, and are capped at 100% of a participant's bonus opportunity (stated as a percentage of base salary). For the Chief Executive Officer, the target bonus opportunity is set at 100% of annual base salary. For the Chief Financial Officer, the General Counsel, and the Chief Operating Officer – Logistics Segment, who are other named executive officers participating in the 2008 Bonus Plan, the target bonus opportunity is set at 50% of annual base salary.

Executives and other employees employed by a particular business unit (rather than the corporate unit) have 50% of their bonus opportunity subject to the corporate earnings per share bonus described above and the other 50% subject to that unit's achievement of an operating income or gross margin target applicable to that unit. The corporate earnings per share bonus component and the business unit bonus component are independent of each other, such that the business unit bonus may be payable even if the corporate earnings per share target for payment of the corporate earnings per share bonus is not achieved, and vice versa.

Also on February 14, 2008, the Compensation Committee approved in respect of 2007 a special discretionary incentive payment to the Company's current employees, including the named executive officers currently employed by the Company (other than the Interim President, Intermodal Segment), of 20% of the employee's applicable 2007 target bonus or $750, whichever is greater. The Compensation Committee determined to pay the special discretionary incentive awards in recognition of employees' achievements in a challenging year and to motivate the employees' continuing efforts to improve the Company's performance in the current year. Amounts payable to the named executive officers are as follows: the Chief Executive Officer, Mr. Uremovich – $90,000; the Chief Financial Officer, Mr. Yarberry – $32,051; the General Counsel, Mr. Killea – $30,934; and the Chief Operating Officer – Logistics Segment, Mr. Brashares – $31,500.

On February 14, 2008, the Compensation Committee also approved a supplemental severance retention program in which all of the current named executive officers, other than the Interim President, Intermodal Segment, are participants. Under the program, if within 18 months following a change in control of the Company a participant's employment is terminated by the Company without cause or by the participant with "good reason" (as defined in the supplemental program), the period during which the participant is entitled to severance pay will double, up to a maximum of 24 months. Each of Messrs. Brashares' and Yarberry's employment agreements currently provides for severance pay equivalent to his base salary (currently $315,000 and $320,154 per year, respectively) over a period of 12 months after termination; under the supplemental program, each of these officers would be entitled to severance pay equivalent to his base salary over a period of 24 months after a termination without cause or for good reason following a change of control (thus totaling $630,000 and $640,308, respectively, under the supplemental program). Each of Messrs. Uremovich's and Killea's employment agreements currently provides for severance pay equivalent to his base salary (currently $450,000 and $309,338 per year, respectively) over a period of 24 months after termination (thus totaling $900,000 and $618,674, respectively); due to the 24-month cap under the supplemental program, these officers would be entitled to the same severance pay equivalent to his base salary over a period of 24 months after a termination without cause or for good reason following a change of control (thus totaling the same $900,000 and $618,674, respectively, under the supplemental program). Prior to adoption of the supplemental program, the employment agreements of Messrs. Uremovich, Yarberry, Brashares and Killea provided for severance payment if the employee was terminated without cause following a change of control but did not permit them to terminate their employment with "good reason" as defined in the supplemental program and still be entitled to severance pay. Under the supplemental program, these executives and other participants will have the right to terminate their employment within 18 months after a change in control and to receive the severance benefit under the program if they have "good reason" to do so. A participant will have "good reason" to terminate his or her employment with the Company if, within 18 months after a change in control, his or her base salary, target bonus percentage, contractual employee benefits, or title, responsibilities or authorities are reduced, or if the Company materially breaches the participant's employment agreement, or if the participant is required to relocate more than 50 miles from his or her current business office location and such event is not cured within any applicable cure period. The definition of a "change in control" under the supplemental program is the same as the definition used in the Company's equity incentive plans, including the 2006 Long-Term Incentive Plan included as Appendix A to the proxy statement for the 2007 annual meeting of shareholders.

Pacer will provide additional information regarding the compensation of our executive officers in our proxy statement for our 2008 annual meeting of shareholders.

Part III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Identification of Directors.

The information required by this Item, with respect to our directors, is incorporated herein by reference to the discussion under the heading "Proposal 1: Election of Directors" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

(b) Identification of Executive Officers.

Certain information concerning our executive officers is presented in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant" in accordance with General Instruction G(3) of Form 10-K.

(c) Audit Committee Information; Financial Expert.

The information required by this Item with respect to the Audit Committee of our Board of Directors and the Audit Committee financial expert is incorporated herein by reference to the discussion under the heading "Audit Committee" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

(d) Section 16(a) Compliance.

The information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference to the discussion under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

(e) Code of Ethics.

Our code of ethics applicable to all directors and employees, including our CEO, CFO, principal accounting officer or controller, or persons performing similar functions, was adopted by our Board of Directors on January 27, 2004. Our code of ethics is posted on our website at www.pacer-international.com in the "Investor Relations" sub-pages and is also available free of charge by written request to our CFO at Pacer International, Inc., 2300 Clayton Road, Suite 1200, Concord, California 94520. Any amendment to, or waiver from, our code of ethics will be posted on our website within four business days following such amendment or waiver.

(f) Policy for Nominees.

The information required under Item 407(c)(3) of Regulation S-K is incorporated herein by reference to the discussion concerning procedures by which shareholders may recommend nominees contained under the heading "Nominating and Corporate Governance Committee" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year. No material changes to the nominating process have occurred.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item, with respect to compensation of our directors and executive officers, is incorporated herein by reference to the discussions under the headings "2007 Director Compensation," "Executive Compensation" and "Compensation Committee Interlocks and Insider

Participation" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year. The information required under Item 407(e)(5) of Regulation S-K is set forth under the heading "Compensation Committee Report" in our Proxy Statement for our 2008 annual meeting of shareholders, and is being furnished in this Annual Report on Form 10-K and is not incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	879,615(1)	$ 15.28	2,236,750(1)
Equity compensation plans not approved by security holders	-	-	-
Total	879,615(1)	$ 15.28	2,236,750(1)

(1) Under our 1999 Plan, options to purchase 492,215 shares of our common stock were outstanding as of December 28, 2007, our fiscal year end, and no further option grants can be made under that plan. Under our 2002 Plan, options to purchase 373,400 shares of our common stock were outstanding as of December 28, 2007, and no further option grants can be made under that plan. As of December 28, 2007, options to purchase 12,000 shares of our common stock were outstanding under the 2006 Plan. In addition, at December 28, 2007, 251,250 restricted shares of common stock had been issued and were outstanding under the 2006 Plan. As of December 28, 2007, we have available 2,236,750 shares of our common stock for future issuance under the 2006 Plan.

The Board has reserved a total of 2.5 million shares of common stock for issuance under the 2006 Plan. The 2.5 million shares authorization is subject to adjustment for a stock split, reverse stock split, stock dividend, combination or reclassification of the shares, or any other similar transaction (but not the issuance or conversion of convertible securities). If an award, other than a Substitute Award (defined below), is forfeited or otherwise terminates without the issuance or delivery of some or all of the shares underlying the award to the grantee, or becomes unexercisable without having been exercised in full, the remaining shares that were subject to the award will become available for future awards under the 2006 Plan (unless the 2006 Plan has terminated). The grant of a stock appreciation right will not reduce the number of shares that may be subject to awards, but the number of shares issued upon the exercise of a stock appreciation right will so reduce the available number of shares.

Substitute Awards will not reduce the number of shares available for issuance under the 2006 Plan. "Substitute Awards" are awards granted in assumption of or in substitution for outstanding awards previously granted by a company acquired by or merged into the Company or any of its subsidiaries or with which the Company or any of its subsidiaries.

The other information required by this Item, with respect to security ownership of certain of our beneficial owners and management, is incorporated herein by reference to the discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the discussion under the headings "Certain Relationships and Related Transactions," "Review, Approval or Ratification of Transactions with Related Persons" and "Director Independence" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the discussion under the headings "Fees Billed by Independent Registered Public Accounting Firm" and "Pre-Approval of Audit and Non-Audit Services" in our Proxy Statement for our 2008 annual meeting of shareholders which is expected to be filed with the SEC no later than 120 days after the end of our 2007 fiscal year.

Part IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this annual report on Form 10-K:

(1) List of Financial Statements Filed as Part of this Annual Report on Form 10-K:

A list of our consolidated financial statements, notes to consolidated financial statements, and accompanying report of independent registered public accounting firm appears in the Index to Consolidated Financial Statements and Financial Statement Schedules on page F-1, which is filed as part of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts, for each of the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005, which appears on page S-1, is filed as part of this Annual Report on Form 10-K.

All other schedules are omitted because they are not applicable, the amounts are not significant, or the required information is shown in our consolidated financial statements or the notes thereto.

(3) Exhibits:

The following exhibits are filed herewith or are incorporated herein by reference to exhibits previously filed with the SEC:

Exhibit Number	Exhibit Description
3.1	Second Amended and Restated Charter of Pacer International, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002). (Commission File No. 0-49828).
3.2	Second Amended and Restated Bylaws of Pacer International, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 28, 2002). (Commission File No. 0-49828).
4.1	Credit Agreement, dated April 5, 2007, among Pacer International, Inc., the lenders from time to time party thereto, the issuers of letters of credit from time to time party thereto, Bank of Montreal, as Syndication Agent, BMO Capital Markets Corp., as Joint Lead Arranger, Union Bank of California, N.A., LaSalle Bank National Association and Deutsche Bank Trust Company Americas, as Co-Documentation Agents, Banc of America Securities LLC, as Joint Lead Arranger and Sole Book Manager, and Bank of America, N.A., as Swing Line Lender and Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 9, 2007). (Commission File No. 0-49828).
4.2	Guaranty dated April 5, 2007 of the Guarantors named on the signature pages thereof in favor of the Administrative Agent, the lenders from time to time party thereto, the issuers of letters of credit from time to time party thereto and certain other persons. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 9, 2007). (Commission File No. 0-49828).
4.3	Pledge Agreement, dated as of April 5, 2007, between each Pledgor named on the signature pages thereof and Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 9, 2007). (Commission File No. 0-49828).

Exhibit Number	Exhibit Description
10.1	Non-Competition Agreement, dated as of May 28, 1999, among Neptune Orient Lines Limited, APL Limited, Pacer International, Inc. and Coyote Acquisition LLC. (Incorporated by reference to Exhibit No. 4.5 to the Company's Registration Statement on Form S-4 dated August 12, 1999). (Registration File No. 333-85041).
10.2	Administrative Services Agreement, dated as of May 29, 2000, between APL Limited and Pacer International, Inc. (Incorporated by reference to Exhibit No. 10.12 to the Company's Registration Statement on Form S-1 dated January 12, 2001). (Registration File No. 333-53700).
10.3	IT Supplemental Agreement, dated as of May 11, 1999, between APL Limited, APL Land Transport Services, Inc. and Coyote Acquisition LLC. (Incorporated by reference to Exhibit No. 10.10 to the Company's Registration Statement on Form S-4 dated November 5, 1999). (Registration File No. 333-85041).
10.4	Stacktrain Services Agreement, dated as of May 28, 1999, among American President Lines, Ltd., APL Co. Pte Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to Exhibit No. 4.8 to the Company's Registration Statement on Form S-4 dated August 12, 1999). (Registration File No. 333-85041).
10.5	Equipment Supply Agreement, dated as of May 28, 1999, among American President Lines, Ltd., APL Co. Pte Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to Exhibit No. 4.10 to the Company's Registration Statement on Form S-4 dated August 12, 1999). (Registration File No. 333-85041).
10.6	Primary Obligation and Guaranty Agreement, dated as of March 15, 1999, by Neptune Orient Lines Limited in favor of Coyote Acquisition LLC and APL Land Transport Services, Inc. (Incorporated by reference to Exhibit No. 4.11 to the Company's Registration Statement on Form S-4 dated August 12, 1999). (Registration File No. 333-85041).
10.7	Amended and Restated Intermodal Transportation Agreement No. 11111, dated as of May 13, 2002, between CSX Intermodal, Inc., Pacer International, Inc. d/b/a Pacer Stacktrain, APL Limited and APL Co. Pte Ltd. (Incorporated by reference to Exhibit No. 10.22 to the Company's Registration Statement on Form S-1 dated June 11, 2002). (Registration File No. 333-53700).
10.8	Domestic Incentive Agreement, dated as of May 4, 1999, between CSX Intermodal, Inc. and Pacer International, Inc. (Incorporated by reference to Exhibit No. 10.20 to the Company's Registration Statement on Form S-4 dated October 7, 1999). (Registration File No. 333-85041).
10.9	Amended and Restated Rail Transportation Agreement, dated as of May 15, 2002, between Union Pacific Railroad Company, Pacer International, Inc. d/b/a Pacer Stacktrain, Inc., American President Lines, Ltd., and APL Co. Pte Ltd. (Incorporated by reference to Exhibit No. 10.22 to the Company's Registration Statement on Form S-1 dated June 11, 2002). (Registration File No. 333-53700).
10.10	Rail Car Lease Agreement, dated September 1, 2000, among GATX Third Aircraft Corporation and the Company. (Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 22, 2000). (Commission File No. 333-85041).

Exhibit Number	Exhibit Description
10.11	Pacer International, Inc. 1999 Stock Option Plan, including forms of stock option agreements (Incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 dated January 12, 2001). Registration File No. 333-53700).+
10.12	Amendment No. 1 to the Pacer International, Inc. 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.38 to the Company's Registration Statement on Form S-1 dated May 15, 2002). (Registration File No. 333-53700).+
10.13	Amendment No. 2 to the Pacer International, Inc. 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.50 to the Company's Registration Statement on Form S-1 dated May 15, 2002). (Registration File No. 333-53700).+
10.14	Amendment to the Pacer International, Inc. 1999 Stock Option Plan and the Stock Option Agreements Evidencing Outstanding Options Granted Thereunder (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 8, 2006). (Commission File No. 0-49828).+
10.15	Pacer International, Inc. 2002 Stock Option Plan (Incorporated by reference to Exhibit 10.51 to the Company's Registration Statement on Form S-1 dated May 15, 2002). (Registration File No. 333-53700).+
10.16	Amendment to the Stock Option Agreements Evidencing Outstanding Options Granted Under the Pacer International, Inc. 2002 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 8, 2006). (Commission File No. 0-49828).+
10.17	Pacer International, Inc. 2002 Stock Option Plan Form of Stock Option Agreement – Employee (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2006). (Commission File No. 0-49828).+
10.18	Pacer International, Inc. 2002 Stock Option Plan Form of Stock Option Agreement – Non-Employee Director (Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2006). (Commission File No. 0-49828).+
10.19	Equipment Use Agreement, dated May 28, 1999, between PAMC LLC and Pacer International, Inc. (Incorporated by reference to Exhibit No. 10.35 to the Company's Registration Statement on Form S-1 dated January 12, 2001). (Registration File No. 333-53700).
10.20	Amendment No. 1 to Domestic Incentive Agreement, dated January 1, 2001, between CSX Intermodal, Inc. and Pacer International, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended April 6, 2001). (Registration File No. 333-53700).
10.21	Rail Car Lease Agreement, dated September 25, 2001 by and between General Electric Railcar Services Corporation and the Company. (Incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2001). (Commission File No. 333-85041).
10.22	Rail Car Lease Agreement, dated January 2001, between LaSalle National Leasing Corporation and the Company. (Incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2001). (Commission File No. 333-85041).

Exhibit Number	Exhibit Description
10.23	Rail Car Lease Agreement, dated February 14, 2001, between Greenbrier Leasing Corporation and the Company. (Incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2001). (Commission File No. 333-85041).
10.24#	License Agreement, dated as of September 30, 2007, by and between SAP America, Inc. and Pacer International, as amended by Amendment No. 1 thereto effective as of October 1, 2007.
10.25	Amended and Restated Employment Agreement, dated March 1, 2003, between Pacer Global Logistics, Inc. and Jeffrey R. Brashares. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2002). (Commission File No. 333-85041).+
10.26	Pacer International, Inc. 2006 Long-Term Incentive Plan (Incorporated by reference to Appendix A of the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 9, 2007). (Commission File No. 0-49828).+
10.27	Form of Restricted Stock Award Agreement pursuant to the Pacer International, Inc. 2006 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 6, 2007). (Commission File No. 0-49828).+
10.28	Pacer International, Inc. 2008 Performance Bonus Plan.+
10.29	Employment Agreement, dated December 1, 1998, between Pacer International, Inc. and Lawrence C. Yarberry, (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 29, 2000). (Commission File No. 333-85041).+
10.30	Employment Agreement, dated August 22, 2001, between Pacer International, Inc. and Michael Killea. (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 28, 2001). (Commission File No. 333-85041).+
10.31	Master Lease Agreement, dated April 16, 2003, between LaSalle National Leasing Corporation and Pacer International, Inc. for 53 foot steel containers. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2003). (Commission File No. 0-49828).
10.32	Master Equipment Lease Agreement, dated December 1, 2003, between Fleet Capital Corporation and Pacer International, Inc. for 53 foot steel containers. (Incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K/A for the year ended December 26, 2003). (Commission File No. 0-49828).
10.33	Employment Agreement, dated October 1, 2003, between Pacer International, Inc. and Michael Uremovich. (Incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K/A for the year ended December 26, 2003). (Commission File No. 0-49828).+
#	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description
10.34	Amendment dated June 30, 2004 to Master Lease Agreement, dated April 16, 2003, between LaSalle National Leasing Corporation and Pacer International, Inc. for 53 foot steel containers. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 17, 2004). (Commission File No. 0-49828).
10.35	Amended and Restated Employment Agreement, dated October 26, 2004, between Pacer International, Inc. and Brian C. Kane (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 17, 2004). (Commission File No. 0-49828).+
10.36	Employment Agreement, dated May 1, 2007, between Pacer International, Inc. and James Ward (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated April 6, 2007). (Commission File No. 0-49828).+
10.37	Amendment dated February 19, 2007 to Employment Agreement, dated August 22, 2001 between Pacer International, Inc. and Michael F. Killea (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2006). (Commission File No. 0-49828).+
10.38	Separation and Release Agreement, dated June 18, 2007, between Pacer International, Inc. and Alex Munn.+
10.39	Form of Stock Option Award Agreement pursuant to the Pacer International, Inc. 2006 Long-Term Incentive Plan.+
10.40	Separation Agreement, dated November 7, 2007, between Pacer International, Inc. and C. Thomas Shurstad.+
10.41	Form of Supplemental Severance Benefit Letter dated February 14, 2008 from the Company to Michael E. Uremovich, Lawrence E. Yarberry, Michael F. Killea and Jeffrey R. Brashares.+
10.42	Employment Agreement, dated December 14, 2007, between Pacer International, Inc. and Dan M. Beers.+
14	Code of Ethics (Incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K/A for the year ended December 26, 2003). (Commission File No. 0-49828).
21	Subsidiaries of the Pacer International, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Michael E. Uremovich pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Lawrence C. Yarberry pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Michael E. Uremovich and Lawrence C. Yarberry pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACER INTERNATIONAL, INC.

Date: February 19, 2008

By: /s/ Lawrence C. Yarberry
Lawrence C. Yarberry
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date: February 19, 2008

By: /s/ Michael E. Uremovich
Michael E. Uremovich
Chairman, Chief Executive Officer
and Director
(Principal Executive Officer)

Date: February 19, 2008

By: /s/ Marc L. Jensen
Marc L. Jensen
Vice President and Controller
(Principal Accounting Officer)

Date: February 19, 2008

By: /s/ Donald C. Orris
Donald C. Orris
Director

Date: February 19, 2008

By: /s/ Robert F. Starzel
Robert F. Starzel
Director

Date: February 19, 2008

By: /s/ Andrew C. Clarke
Andrew C. Clarke
Director

Date: February 19, 2008

By: /s/ Robert S. Rennard
Robert S. Rennard
Director

Date: February 19, 2008

By: /s/ P. Michael Giftos
P. Michael Giftos
Director

Date: February 19, 2008

By: /s/ J. Douglass Coates
J. Douglass Coates
Director

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted because they are not applicable or because the required information is shown in the consolidated financial statements or the notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of Pacer International, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 present fairly, in all material respects, the financial position of Pacer International, Inc. and its subsidiaries at December 28, 2007 and December 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Francisco, CA
February 18, 2008

PACER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 28, 2007	December 29, 2006
	(in millions)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 6.7	$ -
Accounts receivable, net of allowances of $4.6 million and $5.3 million, respectively	205.3	210.4
Prepaid expenses and other	15.1	15.5
Deferred income taxes	4.3	2.4
Total current assets	231.4	228.3
Property and equipment		
Property and equipment at cost	110.6	97.6
Accumulated depreciation	(69.2)	(64.8)
Property and equipment, net	41.4	32.8
Other assets		
Goodwill	288.3	288.3
Deferred income taxes	-	1.5
Other assets	13.0	14.4
Total other assets	301.3	304.2
Total assets	$ 574.1	$ 565.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt and capital leases	$ -	$ -
Book overdraft	12.8	3.1
Accounts payable and other accrued liabilities	184.1	160.9
Total current liabilities	196.9	164.0
Long-term liabilities		
Long-term debt and capital leases	64.0	59.0
Deferred income taxes	8.4	-
Other	2.1	5.2
Total long-term liabilities	74.5	64.2
Total liabilities	271.4	228.2
Commitments and contingencies (Notes 7, 9 & 11)		
Stockholders' equity		
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized; none issued and outstanding		
Common stock, par value $0.01 per share; 150,000,000 shares authorized; 34,626,794 and 37,145,047 issued and outstanding	0.4	0.4
Additional paid-in capital	294.5	289.1
Retained earnings	7.9	47.7
Accumulated other comprehensive loss	(0.1)	(0.1)
Total stockholders' equity	302.7	337.1
Total liabilities and stockholders' equity	$ 574.1	$ 565.3

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005
	(in millions, except share and per share data)		
Revenues	$ 1,969.4	$ 1,887.8	$ 1,860.1
Operating expenses:			
Cost of purchased transportation and services	1,537.7	1,446.4	1,428.6
Direct operating expenses (excluding depreciation)	130.5	123.1	115.4
Selling, general and administrative expenses	200.5	193.0	204.8
Write-off of computer software (Note 9)	-	-	11.3
Depreciation and amortization	6.2	7.0	6.9
Total operating expenses	1,874.9	1,769.5	1,767.0
Income from operations	94.5	118.3	93.1
Interest expense	(5.5)	(7.1)	(8.7)
Interest income	1.8	0.5	0.5
Loss on extinguishment of debt (Note 2)	(1.8)	-	-
Income before income taxes	89.0	111.7	84.9
Income taxes	34.7	43.4	34.0
Net income	$ 54.3	$ 68.3	$ 50.9
Earnings per share (Note 13):			
Basic:			
Earnings per share	$ 1.53	$ 1.83	$ 1.36
Weighted average shares outstanding	35,587,755	37,354,785	37,381,647
Diluted:			
Earnings per share	$ 1.51	$ 1.80	$ 1.34
Weighted average shares outstanding	35,911,246	38,020,862	38,042,454

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in-Capital	Unearned Compen-sation	Retained Earnings (Accumulated Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total Stockholders' Equity
	No. of Shares	Amount	No. of Shares	Amount					
	(in millions, except share amounts)								
Balance December 31, 2004	-	$ -	37,286,638	$ 0.4	$ 275.4	$ (0.1)	$ (11.0)	$ (0.2)	$ 264.5
Net income	-	-	-	-	-	-	50.9	-	50.9
Other comprehensive loss	-	-	-	-	-	-	-	-	-
Total comprehensive income	-	-	-	-	-	-	50.9	-	50.9
Common stock dividends; $0.30 per share	-	-	-	-	-	-	(11.2)	-	(11.2)
Amortization – unearned compensation	-	-	-	-	-	0.1	-	-	0.1
Tax benefit from exercise of options	-	-	-	-	0.6	-	-	-	0.6
Issuance of common stock for exercise of options	-	-	177,110	-	1.8	-	-	-	1.8
Balance December 30, 2005	-	$ -	37,463,748	$ 0.4	$ 277.8	$ -	$ 28.7	$ (0.2)	$ 306.7
Net income	-	-	-	-	-	-	68.3	-	68.3
Other comprehensive income	-	-	-	-	-	-	-	0.1	0.1
Total comprehensive income	-	-	-	-	-	-	68.3	0.1	68.4
Common stock dividends; $0.60 per share	-	-	-	-	-	-	(22.5)	-	(22.5)
Stock based compensation	-	-	-	-	1.5	-	-	-	1.5
Tax benefit from exercise of options	-	-	-	-	5.4	-	-	-	5.4
Repurchase and retirement of Pacer common stock	-	-	(965,818)	-	-	-	(26.8)	-	(26.8)
Issuance of common stock for exercise of options	-	-	647,117	-	4.4	-	-	-	4.4
Balance December 29, 2006	-	$ -	37,145,047	$ 0.4	$ 289.1	$ -	$ 47.7	$ (0.1)	$ 337.1
Net income	-	-	-	-	-	-	54.3	-	54.3
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income	-	-	-	-	-	-	54.3	-	54.3
Common stock dividends; $0.60 per share	-	-	-	-	-	-	(21.2)	-	(21.2)
Stock based compensation	-	-	-	-	2.9	-	-	-	2.9
Tax benefit from stock based compensation	-	-	-	-	0.7	-	-	-	0.7
Cumulative effect of adoption of FIN 48 (Note 1)	-	-	-	-	-	-	(0.4)	-	(0.4)
Issuance of restricted stock	-	-	251,250	-	-	-	-	-	-
Repurchase and retirement of Pacer common stock	-	-	(2,938,635)	-	-	-	(72.5)	-	(72.5)
Issuance of common stock for exercise of options	-	-	169,132	-	1.8	-	-	-	1.8
Balance December 28, 2007	-	$ -	34,626,794	$ 0.4	$ 294.5	$ -	$ 7.9	$ (0.1)	$ 302.7

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005
		(in millions)	
Cash flows from operating activities			
Net income	$ 54.3	$ 68.3	$ 50.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6.2	7.0	6.9
Gain on sale of property and equipment	(0.9)	(0.2)	(0.1)
Deferred taxes	8.0	9.2	2.5
Loss on extinguishment of debt	1.8	-	-
Stock based compensation expense	2.9	1.5	-
Excess tax benefit from exercise of stock options	(0.2)	(3.8)	-
Write-off of computer software	-	-	11.3
Change in operating assets and liabilities			
Accounts receivable, net	5.1	8.9	12.8
Prepaid expenses and other	0.4	(4.7)	(0.6)
Accounts payable and other accrued liabilities	32.7	(20.4)	(2.1)
Other	(2.3)	0.9	0.7
Net cash provided by operating activities	108.0	66.7	82.3
Cash flows from investing activities			
Capital expenditures	(14.0)	(3.7)	(5.3)
Proceeds from sales of property and equipment	0.9	0.2	0.3
Net cash used in investing activities	(13.1)	(3.5)	(5.0)
Cash flows from financing activities			
Net borrowings under revolving line of credit agreement, net of debt issuance costs	63.2	-	-
Proceeds from exercise of stock options	1.8	4.4	1.8
Excess tax benefit from exercise of stock options	0.2	3.8	-
Dividends paid to shareholders	(21.6)	(22.5)	(5.6)
Repurchase and retirement of Pacer common stock	(72.5)	(26.8)	-
Debt and capital lease obligation repayment	(59.0)	(31.0)	(64.1)
Net cash used in financing activities	(87.9)	(72.1)	(67.9)
Effect of exchange rate changes on cash	(0.3)	(0.2)	(0.3)
Net increase (decrease) in cash and cash equivalents	6.7	(9.1)	9.1
Cash and cash equivalents at beginning of year	-	9.1	-
Cash and cash equivalents at end of year	$ 6.7	$ -	$ 9.1

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Pacer International, Inc. ("Pacer" or the "Company") is a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. The Company operates in two segments, the intermodal segment and the logistics segment (see Note 8 to the consolidated financial statements for segment information). The intermodal segment provides services principally to intermodal marketing companies, truck brokers, truckload carriers, transportation intermediaries and international shipping companies. The intermodal segment's Stacktrain operations' fiscal year ends on the last Friday in December and the intermodal segment's local cartage and rail brokerage operations' fiscal year ends on the last day in December. The logistics segment provides services principally to end-user customers and includes highway brokerage and truck services, warehousing and distribution, international freight forwarding and supply chain management services. Its fiscal year ends on the last day in December.

The Company has operated as an independent, stand-alone company since its recapitalization in May 1999. From 1984 until the recapitalization, the intermodal segment's Stacktrain business was conducted by various entities owned directly or indirectly by APL Limited.

As of May 28, 1999, APL Land Transport Services, Inc. ("APLLTS") was recapitalized through the purchase of shares of its common stock from APL Limited by affiliates of Apollo Management, L.P. and two other investors and its redemption of a portion of the remaining shares of common stock held by APL Limited. After the recapitalization, APLLTS formed a transitory subsidiary that was merged with and into Pacer Logistics, Inc., making Pacer Logistics a wholly-owned subsidiary of APLLTS. In connection with these transactions, APLLTS was renamed Pacer International, Inc. Pacer Logistics merged into the Company in May 2003.

As part of the recapitalization, the assets and liabilities of the Company remained at their historical basis for financial reporting purposes; for income tax purposes, the transaction has been treated as a taxable transaction such that the consolidated financial statements reflect a "step-up" in tax basis resulting in the establishment of a deferred tax asset.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all entities that the Company controls. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

The Company has made a reclassification to the 2006 and 2005 Consolidated Statements of Cash Flows to conform to the 2007 presentation. The "book overdraft" line item has been reclassified from cash flows from financing activities to cash flows from operating activities in the amount of $3.1 million and $(18.6) million for the 2006 and 2005 years, respectively. All periods presented have been reclassified with no effect on the Company's consolidated income from operations, net income, financial position or the change in cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates include recognition of revenue, costs of purchased transportation and services, allowance for doubtful accounts, valuation of deferred income taxes and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

Accounts Receivable

Accounts receivable are carried at original invoice amount less allowance made for doubtful accounts. Estimates are used when determining this allowance based on the Company's historical collection experience, current trends, credit policy and a percentage of the accounts receivable by aging category. At December 28, 2007 and December 29, 2006, accounts receivable included unbilled amounts of $15.3 million and $19.4 million, respectively.

Property and Equipment

Property and equipment are recorded at cost. The Company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, and payroll and payroll related costs. For assets financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment, with a corresponding amount recorded as a capital lease obligation. In June 2006, the Company's capitalization policy was updated to reflect a change in estimated useful lives based on economic benefit. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Rail cars	28 Years
Containers and chassis	15 Years
Autos/trucks and revenue equipment	5 to 7 Years
Leasehold improvements	Shorter of term of lease or life of improvement
Other (including computer hardware and software)	3 to 7 Years

When assets are sold, the applicable costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Expenditures, including those on leased assets, which extend an asset's useful life or increase its utility are capitalized and amortized. Expenditures for maintenance and repairs are expensed as incurred.

Deferred Financing Costs

The deferred financing costs included in other assets relate to the cost incurred in the placement of the Company's debt. The balance of $0.8 million at December 28, 2007 relates to those costs, amortized over 5 years, associated with the revolving credit facility entered into in April 2007. The $2.0 million balance at December 29, 2006 related to the Company's prior term loan and revolving credit facility and were being amortized using the effective interest method over the terms of the related debt which ranged from 5 to 7 years.

Goodwill

Goodwill represents the excess of cost over the estimated fair value of the net tangible and intangible assets acquired. The Company evaluates the carrying value of goodwill and recoverability at least annually and otherwise should events or circumstances occur that bring into question the realizable value or impairment of goodwill. Determination of impairment requires comparison of the reporting unit's fair value with the unit's carrying amount, including goodwill. If this comparison indicates that the fair value is less than the carrying value, then the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the reporting unit's goodwill to determine the impairment loss to be charged to operations. The fair values of the reporting units are determined using an income approach based on the present value of estimated future cash flows and a market approach based on market price data of stocks of corporations engaged in similar businesses.

The Company has allocated goodwill to the reporting units as shown in the table below as of December 28, 2007 and December 29, 2006 (in millions):

	Logistics Segment	Intermodal Segment	Total
Balance at December 28, 2007	$ 119.3	$ 169.0	$288.3
Balance at December 29, 2006	$ 119.3	$ 169.0	$288.3

Revenue Recognition

The Company's intermodal segment Stacktrain operation recognizes revenue and rail linehaul expenses on a percentage-of-completion basis and remaining expenses as incurred. The intermodal segment local cartage and rail brokerage operations recognize revenues when delivery requirements are met. Revenues from the logistics segment transportation activities, including highway brokerage, truck services and international freight forwarding, are recorded when delivery requirements are met. Logistics segment revenues from warehousing activities are recorded upon receipt at the warehouse and storage revenues are recorded as earned. Logistics segment supply chain management/consulting services net revenues are recorded as earned. Revenues are reported net of volume discounts provided to customers.

Income Taxes

The Company recognizes income tax expense using the liability method of accounting for deferred income taxes. A deferred tax asset or liability is recorded based upon the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the year.

Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes foreign currency translation adjustments, net of related tax. Other comprehensive income (loss) consists of the following (in millions):

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2004	$ (0.2)	$ (0.2)
Activity during 2005 (net of $0.01 million tax)	-	-
Balance at December 30, 2005	$ (0.2)	$ (0.2)
Activity during 2006 (net of $0.02 million tax)	0.1	0.1
Balance at December 29, 2006	$ (0.1)	$ (0.1)
Activity during 2007 (net of $- million tax)	-	-
Balance at December 28, 2007	$ (0.1)	$ (0.1)

The assets and liabilities of the Company's foreign operations have been translated at rates of exchange at the balance sheet date, and related revenues and expenses have been translated at average rates of exchange in effect during the year.

Common Stock Repurchases

On June 12, 2006, the Company announced that its Board of Directors had authorized the purchase of up to $60 million of its common stock, and, on April 3, 2007, the Company announced that its Board of Directors had authorized the purchase of an additional $100 million of its common stock. Both authorizations expire on June 15, 2008. The Company repurchased a total of 965,818 shares at an average price of $27.72 per share for the year 2006 and repurchased a total of 2,938,635 shares at an average price of $24.64 per share for the year 2007. At December 28, 2007, $60.7 million remains available for the purchase of common stock under the current Board authorizations; the Company intends to make further share repurchases from time to time as market conditions warrant.

Stock-Based Compensation

Effective December 31, 2005, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payments," or SFAS No. 123(R), which establishes the accounting for employee stock-based awards. Under the provisions of SFAS No. 123(R), stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The Company adopted SFAS No. 123(R) using the modified prospective method and, as a result, periods prior to December 31, 2005 have not been restated. The Company recognized stock-based compensation for awards issued under the Company's long-term incentive plans in the Selling, General and Administrative line item of the Consolidated Statement of Operations. Additionally, no modifications were made to outstanding stock options prior to the adoption of SFAS No. 123(R), and no cumulative adjustments were recorded in the Company's financial statements.

Prior to December 31, 2005, the Company accounted for stock-based compensation in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation cost was recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. The Company grants stock options at an exercise price equal to 100% of the market price on the date of grant. Accordingly, no compensation expense was recognized for the stock option grants in periods prior to the adoption of SFAS No. 123(R).

SFAS No. 123(R) requires disclosure of pro-forma information for periods prior to the adoption. The pro-forma disclosures are based on the fair value of awards at the grant date, amortized to expense over the service period. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the period prior to the adoption of SFAS No. 123(R), and the actual effect on net income and earnings per share for the period after the adoption of SFAS No. 123(R) (in millions).

	Fiscal Year Ended December 30, 2005
Net income, as reported	$ 50.9
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1.2)
Net income, pro forma	$ 49.7
Earnings per share:	
Basic, as reported	$ 1.36
Basic, pro forma	$ 1.33
Diluted, as reported	$ 1.34
Diluted, pro forma	$ 1.31

The fair value of each option grant is estimated using the Black-Scholes valuation model and the assumptions noted in the following table. The expected term of stock options is based on an analysis of historical exercise behavior. The expected volatility is based on the change in weekly prices of the Company's stock over a 104-week period preceding each grant date. The risk free interest rate is based on the implied yield on U.S. Treasury issues with a term equal to the expected term of the option. The dividend yield reflects an estimated annual dividend of $0.60 per share divided by the market price at date of grant.

	Fiscal Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Black-Scholes option-pricing model assumptions:			
Weighted average risk-free interest rate	4.1%	4.8%	4.2%
Weighted average volatility	33%	32%	33%
Weighted average dividend yield	3.0%	2.0%	2.2%
Weighted average expected option term	5.0 years	5.9 years	6.1 years
Weighted average fair value of options granted	$ 5.26	$ 9.53	$ 8.92

The Company also granted 282,000 shares of restricted stock to certain employees during 2007 (including a 2006 grant of 195,000 shares which was subject to approval by shareholders of the 2006 Plan which occurred in May 2007) with a weighted average market price at date of grant of $25.93. No shares were granted in 2005.

Earnings per Share

The computation of earnings per share-basic is based on net income available to common shareholders and the weighted-average number of outstanding common shares. The computation of earnings per share-diluted is based on net income available to common shareholders and the weighted-average number of outstanding common shares including the effect of dilutive stock based compensation awards.

Financial Instruments

The carrying amounts for cash, accounts receivables and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of long-term debt approximates fair value due to the floating nature of the interest rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company sells primarily on net 30-day terms, performs credit evaluation procedures on its customers and generally does not require collateral on its accounts receivable. The Company maintains an allowance for doubtful accounts.

During 2007, the Company had one customer representing 10.4% of total revenues. During 2006, the Company had one customer representing 10.3% of total revenues. The Company had no customers in 2005 accounting for 10% or more of revenues.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations," which establishes principles and requirements for how an acquirer recognizes and measures assets acquired, liabilities assumed including any noncontrolling interest, and goodwill or gain from a bargain purchase. It also establishes the information to disclose regarding the nature and financial effects of a business combination. SFAS No. 141 (revised 2007) will be effective for the Company on December 26, 2008 (the first day of the Company's 2009 fiscal year). Based on acquisitions to date, the Company does not expect that the implementation of SFAS No. 141 (revised 2007) will have a material impact on its results of operations or financial condition.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," which establishes accounting and reporting standards that require: ownership interests held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; consolidated net income attributable to the parent and to the noncontrolling interest be identified and presented on the face of the consolidated statement of income; and that changes in ownership interest while the parent retains its controlling interest be accounted for consistently and disclosed. SFAS No. 160 will be effective for the Company on December 26, 2008 (the first day of the Company's 2009 fiscal year). The Company does not expect that the implementation of SFAS No. 160 will have a material impact on its results of operations or financial condition.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 requires that tax benefits generated by dividends paid during the vesting period on certain equity-classified share-based compensation awards be classified as additional paid-in capital and included in a pool of excess tax benefits available to absorb tax deficiencies from share-based payment awards. EITF 06-11 is effective as of January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material impact on its results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." This Statement permits the Company to choose to measure many financial instruments and certain other items at fair value. It also establishes presentation and disclosure requirements. SFAS No. 159 was effective for the Company on December 29, 2007 (the first day of the Company's 2008 fiscal year). The Company is currently assessing the impact that the implementation of SFAS No. 159 will have on its results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on December 29, 2007 (the first day of the Company's 2008 fiscal year) with the exception of application to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which the standard will be applicable on December 27, 2008 (the first day of the Company's 2009 fiscal year). The Company is currently assessing the impact that the implementation of SFAS No. 157 will have on its results of operations and financial condition.

In September 2006, the FASB issued Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP should be applied retrospectively for all financial statements presented, unless it is impracticable to do so. The Company adopted this FSP on December 30, 2006 (the first day of its 2007 fiscal year) and determined that the effect on prior year balances was immaterial and therefore did not apply retroactively. The Company will account for its maintenance activities going forward using the deferral method.

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 was effective for the Company as of December 30, 2006. As a result of this implementation, the Company recognized a $0.4 million tax reserve increase for uncertain tax positions. The increase was accounted for as an adjustment to the beginning balance of retained earnings. Including the cumulative effect increase, at the beginning of 2007, the Company had a liability of approximately $3.9 million of total reserves relating to uncertain tax positions and a total of $4.1 million at December 28, 2007, including accrued interest. See Note 4.

NOTE 2. LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases are summarized as follows (in millions):

	December 28, 2007	December 29, 2006
2007 Credit Agreement (5.7%; due April 5, 2012)	$ 64.0	$ -
Term loan	-	59.0
Less current portion	-	-
Long-term portion	$ 64.0	$ 59.0

On April 5, 2007, the Company entered into a new $250 million, five-year revolving credit agreement (the "2007 Credit Agreement"). The Company utilized $59.0 million of the 2007 Credit Agreement to repay the principal balance due under the term loan portion of the Company's prior bank credit facility, which was terminated. In connection with the refinancing, the Company paid $0.8 million of fees and expenses ($0.6 million to lenders and $0.2 million to other third parties) and $0.5 million of interest due at closing under the prior facility. The Company also charged to expense $1.8 million for the write-off of existing deferred loan fees related to the prior credit facility.

Borrowings under the 2007 Credit Agreement bear interest, at the Company's option, at a base rate plus a margin between 0.0% and 0.5% per annum, or at a Eurodollar rate plus a margin between 0.625% and 1.75% per annum, in each case depending on the Company's leverage ratio. The base rate is the higher of the prime lending rate of the administrative agent or the federal funds rate plus ½ of 1%. The Company's obligations under the 2007 Credit Agreement are guaranteed by all of its direct and indirect domestic subsidiaries and is secured by a pledge of all of the stock or other equity interests of its domestic subsidiaries and a portion of the stock or other equity interest of certain of its foreign subsidiaries.

The 2007 Credit Agreement also provides for letter of credit fees between 0.625% and 1.75%, and a commitment fee payable on the unused portion of the facility, which accrues at a rate per annum ranging from 0.125% to 0.350%, in each case depending on the Company's leverage ratio.

The 2007 Credit Agreement contains affirmative, negative and financial covenants customary for such financings, including, among other things, limits on the incurrence of debt, the incurrence of liens, and mergers and consolidations and leverage and interest coverage ratios. It also contains customary representations and warranties. Breaches of the covenants, representations or warranties may give rise to an event of default. Other events of default include the Company's failure to pay certain debt, the acceleration of certain debt, certain insolvency and bankruptcy proceedings, certain ERISA events or unpaid judgments over a specified amount, or a change in control of the Company as defined in the 2007 Credit Agreement.

At December 28, 2007, the Company had $168.0 million available under the 2007 Credit Agreement, net of $64.0 million outstanding and $18.0 million of outstanding letters of credit. At December 28, 2007, borrowings under the 2007 Credit Agreement bore a weighted average interest rate of 5.7% per annum. The Company borrowed a net $5.0 million in 2007 in addition to the refinancing, repaid $31.0 million in 2006 and $64.1 million in 2005. Operating cash flows funded the repayment of the debt.

Contractual maturities of long-term debt during each of the five years subsequent to 2007 and thereafter are as follows (in millions):

2008	$ -
2009	-
2010	-
2011	-
2012	64.0
Thereafter	-
Total	$ 64.0

NOTE 3. FACILITY CLOSINGS AND OTHER SEVERANCE COSTS

In March 2007, the Company began a facility rationalization and other severance program to close facilities and reduce employment in order to improve efficiency and profitability. The program included exit activities as well as ongoing employment reduction initiatives. Through December 28, 2007, a total of $6.0 million has been expensed for the severance of 134 employees and the closure of four facilities. Set forth below are separate discussions of the exit activities and ongoing employment reduction initiatives:

The Company closed four logistics segment facilities, terminated employees at these facilities, and absorbed the work at these facilities at other existing facilities. Costs associated with these exit activities in the logistics segment include employee severance costs and lease termination costs. A total of $0.5 million of employee severance costs were expensed during 2007, $0.4 million of which has been paid for the severance of 32 employees. Lease termination costs of $0.2 million have been expensed and paid during the 2007 period for the termination of leases at the four facilities.

The Company also engaged in a series of initiatives, not in connection with an exit or other disposal activity, which further reduced employment. These initiatives were undertaken in a number of business units and at corporate. Post-employment severance costs of the personnel laid-off aggregating $5.3 million were expensed in 2007, of which $1.4 million was incurred by the logistics segment, $1.8 million by the intermodal segment and $2.1 million by the corporate office. Through December 28, 2007, $3.1 million has been paid for the severance of 102 employees. At December 28, 2007, a balance of $2.3 million remains for payments in 2008.

All of these costs are included in the Selling, General and Administrative line item of the Consolidated Statement of Operations for 2007.

NOTE 4. INCOME TAXES

For federal and state income tax purposes, the 1999 recapitalization of the Company was a taxable business combination and a qualified stock purchase. The buyer and seller jointly agreed to treat the transaction as an asset acquisition in accordance with Section 338(h)(10) of the Internal Revenue Code and such election has been made. An allocation of the purchase price to the tax basis of assets and liabilities based on their respective fair value at May 28, 1999 was finalized for income tax purposes during 1999.

The provision for income taxes is as follows (in millions):

	Fiscal Year Ended		
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005
Current:			
Federal	$ 23.6	$ 29.7	$ 26.8
State	3.1	4.4	4.1
Total current	26.7	34.1	30.9
Deferred:			
Federal	7.2	7.9	2.5
State	0.8	1.4	0.6
Total deferred	8.0	9.3	3.1
Total provision	$ 34.7	$ 43.4	$ 34.0

The reconciliation of the net effective income tax rate to the U.S. federal statutory income tax rate is as follows:

	Fiscal Year Ended		
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increases in rate resulting from: State tax, net of federal benefit	3.4%	3.5%	3.5%
Revisions to prior years' estimated liability including tax audit adjustments	-%	-%	1.2%
Other permanent book/tax differences	0.6%	0.3%	0.3%
Net effective tax rate	39.0%	38.8%	40.0%

For 2005, the revisions to prior years' estimated liability included an adjustment of the effective state tax rate.

All federal income tax returns of Pacer International, Inc. are closed through 2002 and filed through 2006.

The following table shows the tax effects of the Company's cumulative temporary differences included in the consolidated balance sheets at December 28, 2007 and December 29, 2006 (in millions):

	December 28, 2007	December 29, 2006
Tax loss carry-forwards	$ 0.6	$ 0.2
Property and equipment	(9.6)	(9.0)
Allowance for doubtful accounts	1.8	2.0
Accrued liabilities	(3.8)	(5.0)
Tax basis in excess of book – recapitalization	3.7	12.7
Other	3.2	3.0
Total net deferred tax asset	$ (4.1)	$ 3.9
Current deferred tax asset	$ 7.6	$ 6.4
Non-current deferred tax asset	5.8	15.3
Current deferred tax liability	(3.3)	(4.0)
Non-current deferred tax liability	(14.2)	(13.8)
Total net deferred tax asset	$ (4.1)	$ 3.9

In connection with the recapitalization, the Company recorded a deferred tax asset of approximately $81.2 million at May 28, 1999 related to future tax deductions for the net excess of the tax basis of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to Stockholders' Equity.

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 was effective for the Company as of December 30, 2006. As a result of this implementation, the Company recognized a $0.4 million tax reserve increase for uncertain tax positions. The increase was accounted for as an adjustment to the beginning balance of retained earnings. Including the cumulative effect increase, at the beginning of 2007, the Company had a liability of approximately $3.9 million of total reserves relating to uncertain tax positions and a total of $4.1 million at December 28, 2007 including accrued interest. There was no increase or decrease in uncertain tax positions during the last three fiscal years.

The total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $4.1 million.

The Company recognized $0.2 million, $0.1 million and $0.5 million of accrued interest and no penalties related to unrecognized tax benefits in its income tax expense for the years ending December 28, 2007, December 29, 2006 and December 30, 2005, respectively.

During the next twelve months, the Company expects to reduce its unrecognized tax benefits by approximately $3.5 million as a result of certain expiration of federal statutes of limitations.

NOTE 5. 401(K) PLAN AND LONG-TERM INCENTIVE PLANS

Under the Pacer International, Inc. 401(k) plan, the Company matches 50% of the first 6% of base salary contributed by the employee. Matching contributions by the Company to the plan in 2007, 2006 and 2005 were $1.6 million, $1.7 million and $1.7 million, respectively.

On May 3, 2007, the shareholders of the Company approved the 2006 Long-Term Incentive Plan (the "2006 Plan") which had been adopted by the Board of Directors in August 2006 subject to shareholder approval. The 2006 Plan expands the range of equity-based incentive awards that may be issued to attract, retain, incentivize, and reward directors, officers, employees and consultants. The 2006 Plan gives the Company the ability to provide incentives through issuance of stock options, stock appreciation rights, restricted stock or restricted stock units, performance or performance unit awards and other stock-based awards.

Prior to May 3, 2007, the Company had two stock option plans, the 1999 Stock Option Plan (the "1999 Plan") and the 2002 Stock Option Plan (the "2002 Plan"). Upon adoption of the 2002 Plan, no further awards were able to be made under the 1999 Plan, although outstanding awards under that plan were not affected. As of May 3, 2007, with the adoption of the 2006 Plan, no further awards may be made under the 2002 Plan, although outstanding awards under the 2002 Plan were not affected.

A total of 2.5 million shares of common stock have been reserved for issuance under the 2006 Plan. If an award, other than a Substitute Award (defined below), is forfeited or otherwise terminates without the issuance or delivery of some or all of the shares underlying the award to the grantee, or becomes unexercisable without having been exercised in full, the remaining shares that were subject to the award will become available for future awards under the 2006 Plan (unless the 2006 Plan has terminated). The grant of a stock appreciation right ("SAR") will not reduce the number of shares that may be subject to awards, but the number of shares issued upon the exercise of a SAR will so reduce the available number of shares.

Substitute Awards will not reduce the number of shares available for issuance under the 2006 Plan. Substitute Awards are awards granted in assumption of or in substitution for outstanding awards previously granted by a company acquired by or merged into the Company or any of its subsidiaries or with which the Company or any of its subsidiaries combines.

Subject to any required action by the Company's shareholders, the number of shares reserved for issuance under the 2006 Plan, the maximum award limitations set forth in the 2006 Plan, the number of shares underlying an outstanding award, as well as the price per share (or exercise, base or purchase price) of the underlying shares, will be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the shares, or any other similar transaction (but not the issuance or conversion of convertible securities). Subject to any required action by the Company's shareholders, the 2006 Plan administrator (presently the Compensation Committee of the Board of Directors), in its sole discretion, may make similar adjustments to reflect a change in the capitalization of the Company, including a recapitalization, repurchase, rights offering, reorganization, merger, consolidation, combination, exchange of shares, spin-off, spin-out or other distribution of assets to shareholders or other similar corporate transaction or event.

The following table summarizes the stock option transactions under the 1999 Plan, the 2002 Plan and the 2006 Plan as of December 28, 2007.

	Options	Weighted Avg. Exercise Price	Aggregate Intrinsic Value ($ millions)
Balance at December 31, 2004	1,977,073	$ 10.64	
Options exercisable, end of year	739,248	$ 7.51	
Granted	124,500	$ 23.05	
Canceled or expired	(118,733)	$ 16.14	
Exercised	(177,110)	$ 10.14	
Balance at December 30, 2005	1,805,730	$ 11.18	
Options exercisable, end of year	681,305	$ 8.27	
Granted	178,000	$ 29.83	
Canceled or expired	(119,366)	$ 22.36	
Exercised	(647,117)	$ 6.76	
Balance at December 29, 2006	1,217,247	$ 15.16	
Granted	12,000	$ 19.99	
Canceled or expired	(180,500)	$ 19.04	
Exercised	(169,132)	$ 10.78	
Balance at December 28, 2007	879,615	$ 15.28	$ -
Options exercisable, end of year	525,715	$ 13.23	$ 0.8
Options available for future grant	2,236,750		

The following table summarizes information about stock options outstanding at December 28, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Common Stock					
$ 5.00	98,215	1.4	$ 5.00	98,215	$ 5.00
$ 10.00	80,900	2.5	$ 10.00	68,900	$ 10.00
$ 12.50	286,300	3.0	$ 12.50	150,800	$ 12.50
$ 13.74	41,000	3.9	$ 13.74	33,000	$ 13.74
$ 15.00	26,800	4.3	$ 15.00	19,600	$ 15.00
$ 15.78	46,000	5.4	$ 15.78	36,000	$ 15.78
$15.80 - $19.66	151,500	6.4	$ 19.03	78,300	$ 19.28
$19.67 - $25.88	73,900	7.7	$ 23.47	25,900	$ 23.71
$25.89 - $35.17	75,000	8.4	$ 30.00	15,000	$ 30.00
Total	879,615	4.3	$ 15.28	525,715	$ 13.23

The compensation cost that has been charged against income for the share-based compensation plans was $2.9 million and $1.5 million for 2007 and 2006, respectively. The excess tax benefit realized for the tax deductions from the share-based compensation plans totaled $1.2 million, $5.4 million and $0.6 million for 2007, 2006 and 2005, respectively. The tax benefit for stock compensation expense included in the provision for income taxes totaled $1.2 million and $0.6 million for 2007 and 2006, respectively. The total intrinsic value of options exercised was $1.9 million, $14.3 million and $2.2 million for 2007, 2006 and 2005, respectively. As of December 28, 2007, there was $1.0 million of total unrecognized compensation costs related to stock options assuming no new grants or forfeitures. These costs are expected to be recognized over a weighted-average period of approximately 1.9 years.

The Company has also issued time-based restricted stock under the 2006 Plan to certain employees with an initial grant in 2006 subject to shareholder approval of the 2006 Plan which occurred in May 2007. For reporting purposes, the initial grant is deemed to have occurred in 2007 upon shareholder approval of the 2006 Plan. Restricted stock is subject to restrictions and cannot be sold, transferred or disposed of during the restriction period. The holders of restricted stock generally have the same rights as a stockholder of the Company with respect to such shares, including the right to vote and receive dividends with respect to the shares. Restricted stock awards vest in 25% increments, on June 1 of each year over a four year period. Restricted stock is not considered issued and outstanding until it vests. A summary of restricted stock activity for the year ended December 28, 2007 is presented below:

	Shares	Weighted Avg. Grant-Date Fair Value
Nonvested at December 30, 2006	-	$ -
Granted	282,000	$ 25.93
Vested	48,750	$ 27.64
Forfeited	30,750	$ 27.64
Nonvested at December 28, 2007	202,500	$ 25.25

The total fair value of restricted shares vested during 2007 was $1.3 million, based on the market price at the grant date. As of December 28, 2007, there was $3.6 million of total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted-average period of approximately 1.9 years.

NOTE 6. RELATED PARTY TRANSACTIONS

The following table summarizes related party transactions recorded in the consolidated statements of operations (in millions).

Related Party	Type	Fiscal Year Ended December 28, 2007	Fiscal Year Ended December 29, 2006	Fiscal Year Ended December 30, 2005
Cost of purchased transportation and services:				
Panther Expedited	Truck transportation	$ 4.5	$ 0.7	$ -
Selling, general and administrative expenses:				
A&G Investments	Facility lease	$ -	$ -	$ 0.6
Perimeter West	Facility lease	-	1.8	1.6
Total related party SG&A expenses		$ -	$ 1.8	$ 2.2
Total related party expenses		$ 4.5	$ 2.5	$ 2.2

The Company engages, in the ordinary course of its business, Panther Expedited Services, Inc. as a transportation broker to provide transportation services from time to time. Andrew C. Clarke, a member of the Company's Board of Directors, is President of Panther Expedited Services, Inc. The Company paid Panther Expedited Services, Inc. $4.5 million and $0.7 million in 2007 and 2006, respectively.

The Company leases a facility consisting of office, warehousing and trucking space from A&G Investments, a California general partnership, of which Messrs. Goldfein and Steiner are the only partners. Mr. Goldfein is a former Director and Executive Vice President of the Company and was a stockholder until January 2005. Mr. Steiner was a stockholder until February 2005 and a former Executive Vice President of the Company. Lease payments were $0.6 million for the year ended December 30, 2005.

In connection with the acquisition of Rail Van, the Company assumed a lease of a building that had been entered into by Rail Van with Perimeter West LLC, an entity associated with Mr. Brashares, an executive officer of the Company, and certain former shareholders of Rail Van. This lease commenced in April 2001, with an initial annual base rental payment of approximately $1.3 million. Lease payments were $1.8 million and $1.6 million for the years ended December 29, 2006 and December 30, 2005, respectively. In November 2006, Perimeter West LLC sold the land and building to an unaffiliated entity.

Management believes that the terms of the related party transactions listed above were at fair market rates.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company is subject to routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's business, consolidated results of operations, financial condition or cash flows. Most of the lawsuits to which the Company is a party are covered by insurance and are being defended in cooperation with insurance carriers.

Two of our subsidiaries engaged in local cartage and harbor drayage operations, Interstate Consolidation, Inc., which was subsequently merged into Pacer Cartage, Inc., and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District (the "*Albillo*" case), alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies (including insurance premium costs) allegedly wrongfully deducted from truck drivers' earnings. The plaintiffs and defendants entered into a Judge Pro Tempore Submission Agreement in October 1998, pursuant to which they waived their rights to a jury trial, stipulated to a certified class, and agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. In August 2000, the trial court ruled in our subsidiaries' favor on all issues except one, namely that in 1998 our subsidiaries failed to issue to the owner-operators new certificates of insurance disclosing a change in the subsidiaries' liability insurance retention amount, and ordered that restitution of $488,978 be paid for this omission. Plaintiffs' counsel then appealed all issues except one (the independent contractor status of the drivers), and the subsidiaries appealed the insurance retention disclosure issue.

In December 2003, the appellate court affirmed the trial court's decision as to all but one issue, reversed the trial court's decision that the owner-operators could be charged for the workers compensation insurance coverage that they voluntarily elected to obtain through our subsidiaries (a case of first impression in California), and remanded back to the trial court the question of whether the collection of workers compensation insurance charges from the owner-operators violated California's Business and Professions Code and, if so, to determine an appropriate remedy. Our subsidiaries sought review at the California Supreme Court of this workers compensation issue, and the plaintiffs sought review only of whether our subsidiaries' providing insurance for the owner-operators constituted engaging in the insurance business without a license under California law. In March 2004, the Supreme Court of California denied both parties' petitions for appeal, thus ending all further appellate review.

As a result, we had successfully defended and prevailed over the plaintiffs' challenges to our subsidiaries' core operating practices, establishing that (i) the owner-operators were independent contractors and not employees of our subsidiaries and (ii) our subsidiaries may charge the owner-operators for liability insurance coverage purchased by our subsidiaries. Following the California Supreme Court's decision, the only remaining issue was whether our subsidiaries' collection of workers compensation insurance charges from the owner-operators violated California's Business and Professions Code and, if so, what restitution, if any, should be paid to the owner-operator class. This issue was remanded back to the same trial court that heard the original case in 1998.

During the second quarter of 2005, the Company engaged in earnest discussions with the plaintiffs in an attempt to structure a potential settlement of the case within the original $1.75 million cap but on a claims-made basis that would return to the Company any settlement funds not claimed by members of the plaintiff class. The Company believed that the ongoing cost of litigating the final issue in the case (including defending appeals that the plaintiffs' counsel had assured would occur if the Company were to prevail in the remand trial) would exceed the net liability to the Company of a final settlement on a claims-made basis within the cap of $1.75 million. During the second quarter of 2005, the Company reached an agreement in principle with the plaintiffs to settle the litigation on a claims-made basis within the cap of $1.75 million. Based on the settlement agreement, the Company increased its reserve to the full amount of the $1.75 million cap at the end of the second quarter of 2005. In the first quarter of 2006, the court granted final approval to the settlement. The claims process, payment calculations and final settlement payments were concluded in the second quarter of 2006, with the Company retaining approximately $560,000 in unclaimed funds.

The same law firm that brought the *Albillo* case filed a separate class action lawsuit against our same subsidiaries in March 2003 in the same jurisdiction on behalf of a class of owner-operators (the "*Renteria*" class action) not included in the *Albillo* class. Each of the claims in the *Renteria* case, which had been stayed pending full and final disposition of the remaining issue in *Albillo*, mirror claims in *Albillo*, specifically that our subsidiaries' providing insurance for their owner-operators constitutes engaging in the insurance business without a license in violation of California law and that charging the putative class of owner-operators in *Renteria* for workers compensation insurance that they elected to obtain through our subsidiaries violated California's Business and Professions Code. In June 2007, our motion for summary adjudication on the insurance issue was granted, so that the only remaining issue in the case is the workers compensation claim. In August 2007, we agreed to settle this last remaining claim on a "claims-made" basis under which the Company's maximum exposure would not exceed our previously established $750,000 liability reserve. The settlement has received preliminary court approval, but remains subject to completion of the claims filing and payment process, and then final court approval. Based on information presently available, management does not expect the *Renteria* case to have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

At December 28, 2007, the Company had a commitment to acquire 3,000 53-ft. containers and 1,400 53-ft. chassis through operating leases. Delivery will take place during 2008.

NOTE 8. SEGMENT INFORMATION

The Company changed the components and the names of its two reportable operating segments in 2006. All periods presented have been reclassified, with no effect on the Company's consolidated income from operations, net income or financial position. During 2006, the rail brokerage unit was transferred to the intermodal segment (previously called the wholesale segment) and is now be managed and reported along with Stacktrain and cartage operations. The intermodal segment provides intermodal rail transportation, intermodal marketing and local trucking services. The retail segment has been renamed the logistics segment and provides highway brokerage, truck services, warehousing and distribution, international freight forwarding and supply chain management services.

The following table presents revenues generated by country or geographical area for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005 (in millions).

	Fiscal Year Ended		
	Dec. 28, 2007	Dec. 29, 2006	Dec. 30, 2005
United States	$1,730.7	$1,674.2	$1,661.1
Foreign revenues			
Mexico	68.2	58.3	46.8
Europe	44.0	31.6	30.0
Russia/China	31.7	33.6	39.9
Far East	26.8	19.3	21.5
Canada	18.8	19.2	18.0
Australia/New Zealand	7.9	7.8	9.5
Mideast	7.8	7.4	3.6
South America	6.7	4.5	4.4
Africa	2.3	1.7	2.6
All other	24.5	30.2	22.7
Total foreign revenues	$ 238.7	$ 213.6	$ 199.0
Total	$1,969.4	$1,887.8	$1,860.1

All of the foreign revenues are generated by the logistics segment with the exception of Mexico, where the majority of such Mexican revenues are generated by the Company's intermodal segment Stacktrain operation. All material assets are located in the United States of America.

The following table presents reportable segment information for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005 (in millions):

	Intermodal	Logistics	Corp./Other	Consolidated
Fiscal year ended December 28, 2007				
Revenues	$ 1,567.9	$ 402.1	$ -	$ 1,970.0
Intersegment elimination	(0.1)	(0.5)	-	(0.6)
Subtotal	1,567.8	401.6	-	1,969.4
Income from operations 1/	112.0	4.1	(21.6)	94.5
Depreciation and amortization	5.3	0.8	0.1	6.2
Capital expenditures 2/	11.6	2.1	0.3	14.0
Fiscal year ended December 29, 2006				
Revenues	$ 1,491.7	$ 397.0	$ -	$ 1,888.7
Intersegment elimination	(0.2)	(0.7)	-	(0.9)
Subtotal	1,491.5	396.3	-	1,887.8
Income from operations	132.6	1.6	(15.9)	118.3
Depreciation and amortization	5.8	1.1	0.1	7.0
Capital expenditures	2.2	1.5	-	3.7
Fiscal year ended December 30, 2005				
Revenues	$ 1,402.6	$ 458.1	$ -	$ 1,860.7
Intersegment elimination	(0.2)	(0.4)	-	(0.6)
Subtotal	1,402.4	457.7	-	1,860.1
Income from operations 3/	109.5	5.4	(21.8)	93.1
Depreciation and amortization	5.5	1.3	0.1	6.9
Capital expenditures	3.9	1.4	-	5.3

Data in the "Corp./Other" column includes corporate amounts (primarily compensation, tax and overhead costs unrelated to a specific segment) and elimination of intercompany balances and subsidiary investment. The Chief Operating Decision Maker does not review assets by segment for purposes of allocating resources and as such they are not disclosed here.

1/ Intermodal segment, Logistics segment, corporate and consolidated income from operations for the year ended December 28, 2007 included $1.8 million, $2.1 million, $2.1 million and $6.0 million, respectively, of costs associated with facility closings and other severance activities.

2/ Included in the capital expenditures for 2007 is $10.6 million related to a software license agreement with SAP America, Inc. under which an enterprise suite of applications was licensed ($9.6 million intermodal segment, $0.7 million logistics segment and $0.3 million corporate). See Note 9. All other capital expenditure amounts relate to normal computer replacement items.

3/ Intermodal segment and consolidated income from operations for the fiscal year ended December 30, 2005 includes $11.3 million for the write-off of previously capitalized computer software development costs. See Note 9.

NOTE 9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 28, 2007 and December 29, 2006 (in millions):

	2007	2006
Railcars	$ 26.0	$ 26.0
Containers and chassis	24.4	25.9
Leasehold improvements and other (including computer hardware and software)	48.8	45.7
Software under development	11.4	-
Total	110.6	97.6
Less: accumulated depreciation	(69.2)	(64.8)
Property and equipment, net	$ 41.4	$ 32.8

Depreciation and amortization of property and equipment was $6.2 million, $7.0 million and $6.9 million for the years ended December 28, 2007, December 29, 2006 and December 30, 2005, respectively. The Company retired $1.7 million, $0.7 million and $0.2 million of accumulated depreciation associated with the sale of containers and chassis in 2007, 2006 and 2005, respectively. Equipment under capital lease is included above with a cost of $1.1 million and $1.1 million and accumulated amortization of $1.0 million and $1.0 million at December 28, 2007 and December 29, 2006, respectively.

During 2007, the Company had cash capital expenditures of $14.0 million. On September 30, 2007, the Company entered into a software license agreement with SAP America, Inc. ("SAP") under which an enterprise suite of applications was licensed, including the latest release of SAP's transportation management solution. Under the agreement, the Company was granted a perpetual license for the suite of SAP software. Cash capital expenditures for the SAP software and installation totaled $10.6 million for 2007, with an additional $0.8 million accrued in work-in-progress. Elements of the new system are expected to be implemented over the next 9 to 28 months. The Company will continue to avail itself of the services and support under its existing long-term technology services agreement with APL Limited, until such time as the SAP project is complete. The remaining $3.4 million of capital expenditures in 2007 was for normal computer replacement items. The Company received $0.9 million from the sale of containers and other equipment and retired $1.7 million of property during the year.

During 2006, the Company had capital expenditures of $3.7 million primarily for normal computer replacement items. The Company received $0.2 million from the sale of containers and other equipment and retired $0.8 million of property during the year.

During 2005, the Company had capital expenditures of $5.3 million primarily for normal computer replacement items. The Company received $0.3 million from the sale of containers and other equipment and retired $0.4 million of property during the year in addition to the $11.3 million write-off of software development costs (see the discussion below).

As part of the recapitalization of the Company and its acquisition of Pacer Logistics in May 1999, the Company received $39.6 million in net proceeds from the sale and leaseback of 199 railcars originally purchased in 1998. A deferred gain of $1.6 million was recorded upon sale and is being amortized over the 13-year life of the lease.

In March 2001, the Company commenced plans for the conversion from APL Limited's computer systems to a stand-alone capability for its Stacktrain operation. At July 1, 2005, an aggregate of $11.3 million had been paid to third parties for the acquisition and development of software in connection with the conversion project, which had been capitalized in property and equipment under Statement of Position No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). During the development phase of the project, the third party developer went bankrupt, executing a general assignment for creditors under California law. Under a settlement agreement with the assignee, the Company received a cash payment of approximately $102,000 out of the developer's assets and took delivery of the partially completed software code that had been developed under the contract. With the assistance of independent consultants, the Company evaluated the extent of the software development work that had been performed and the feasibility of completing the development of the software and placing it into service. In the second quarter of 2005, following completion of our evaluation, the Company determined to abandon the software and to write-off the $11.3 million of capitalized costs in that quarter, constituting all of the development costs previously capitalized in connection with this project.

NOTE 10. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities at December 28, 2007 and December 29, 2006 were as follows (in millions):

	2007	2006
Accounts payable	$ 67.3	$ 60.6
Accrued rail liability	52.2	49.9
Accrued volume rebates payable	13.3	12.5
Accrued freight payable	6.4	6.9
Accrued equipment maintenance and lease	6.5	6.4
Accrued compensation and benefits	9.0	5.9
Accrued dividends payable	5.2	5.6
Uncertain tax positions	3.5	-
Severance and facility exit liability	2.3	-
Accrued litigation liability	3.3	0.8
Accrued administrative costs	0.6	0.3
Accrued interest payable	0.5	0.2
Accrued income taxes payable	0.3	-
Other accrued liabilities	13.7	11.8
Total accounts payable and other accrued liabilities	$ 184.1	$ 160.9

The change in compensation and benefits is due to a $3.0 million performance bonus and discretionary incentive and retention accrual in 2007 compared to no such accrual in 2006.

NOTE 11. LEASES

The Company leases doublestack railcars, containers, chassis, tractors, data processing equipment and real and other property. Future minimum lease payments under noncancelable leases at December 28, 2007 for the five years subsequent to 2007 and thereafter are summarized as follows (in millions):

	Operating Leases
2008	$ 82.4
2009	75.2
2010	66.9
2011	54.5
2012	42.6
Thereafter	77.7
Total minimum payments	$ 399.3

Rental expense was $109.5 million, $103.6 million and $100.5 million for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005, respectively.

During 2007, the Company received 1,658 primarily 53-ft. leased containers and 1,072 53-ft., 48-ft. and 40-ft. leased chassis, and returned 2,191 primarily 48-ft. leased containers, 1,596 primarily 48-ft. and 40-ft. leased chassis, and sold 618 48-ft. owned chassis in an effort to more closely align our container and chassis fleets. During 2007, four railcars were destroyed.

During 2006, the Company received 2,360 53-ft. leased containers and 4,552 53-ft. and 40-ft. leased chassis, and returned 2,033 primarily 48-ft. leased containers and 1,684 primarily 48-ft. and 40-ft. leased chassis. During 2006, four railcars were destroyed.

The Company receives income from others for the use of its doublestack railcars and containers. These income amounts are included in revenues. Rental income was $66.2 million, $69.5 million and $70.7 million for the fiscal years ended December 28, 2007, December 29, 2006 and December 30, 2005, respectively.

NOTE 12. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows (in millions):

	Fiscal Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Cash payments:			
Interest	$ 4.7	$ 6.7	$ 7.7
Income taxes	$ 24.1	$ 37.4	$ 24.6

NOTE 13. EARNINGS PER SHARE

The following table sets forth the computation of earnings per share-basic and diluted (in millions, except share and per share amounts):

	Fiscal Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Numerator:			
Net income – basic	$ 54.3	$ 68.3	$ 50.9
Numerator for earnings per share-diluted	$ 54.3	$ 68.3	$ 50.9
Denominator:			
Denominator for earnings per share-basic - Common shares outstanding	35,587,755	37,354,785	37,381,647
Effect of dilutive securities:			
Stock options/Restricted stock	323,491	666,077	660,807
Denominator for earnings per share-diluted	35,911,246	38,020,862	38,042,454
Earnings per share-basic	$ 1.53	$ 1.83	$ 1.36
Earnings per share-diluted	$ 1.51	$ 1.80	$ 1.34

Anti-dilutive shares attributable to outstanding stock options and restricted stock were excluded from the calculation of diluted net income per share. For the years ended December 28, 2007, December 29, 2006 and December 30, 2005, the weighted average shares outstanding that were anti-dilutive were 353,618 shares, 171,994 shares and 23,413 shares, respectively.

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected quarterly financial data for each of the quarters in 2007 and 2006 (in millions, except per share amounts):

	Quarters			
	First	Second	Third	Fourth
Fiscal year ended December 28, 2007				
Revenues	$ 465.1	$ 474.9	$ 489.3	$ 540.2
Gross profit 1/	66.4	70.4	73.4	88.8
Income from operations	14.4	21.5	23.3	35.2
Net income	7.8	12.5	13.4	20.6
Basic earnings per share	$ 0.21	$ 0.34	$ 0.39	$ 0.59
Diluted earnings per share	$ 0.21	$ 0.34	$ 0.38	$ 0.59
Fiscal year ended December 29, 2006				
Revenues	$ 469.4	$ 458.2	$ 458.2	$ 502.0
Gross profit 1/	74.4	73.8	84.7	83.1
Income from operations	24.4	25.2	31.6	37.1
Net income	13.9	14.5	18.3	21.5
Basic earnings per share	$ 0.37	$ 0.39	$ 0.49	$ 0.58
Diluted earnings per share	$ 0.36	$ 0.38	$ 0.48	$ 0.57

1/ Gross profit is calculated as revenues less cost of purchased transportation and services and less direct operating expenses including depreciation.

Schedule II

Pacer International, Inc. and Subsidiaries

Valuation and Qualifying Accounts
(in millions)

Column A	Column B	Column C	Column D		Column E
Description	Balances at Beginning of Fiscal Period	Additions (Charged)/ Credited to Income	Deductions (1)	Other (2)	Balances at End of Fiscal Period
December 28, 2007					
Allowance for doubtful accounts	$ (5.3)	$ (1.9)	$ 2.6	$ -	$ (4.6)
December 29, 2006					
Allowance for doubtful accounts	$ (6.4)	$ (2.0)	$ 3.4	$ (0.3)	$ (5.3)
December 30, 2005					
Allowance for doubtful accounts	$ (3.9)	$ (3.9)	$ 1.4	$ -	$ (6.4)

(1) Represents write-off of amounts.

(2) Represents recovery of amounts.

[THIS PAGE INTENTIONALLY LEFT BLANK]



Forward-Looking Statements

This annual report, and the annual report on Form 10-K contained herein contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current estimates, expectations, and projections about our future results, performance, prospects, and opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "plan," "may," "should," "will," "would," "project," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements in this annual report are discussed under "Item 1A. Risk Factors" and elsewhere in this annual report. The forward-looking statements are made as of the date hereof based on management's current expectations. Our actual consolidated results of operations and the execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate future results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our consolidated results of operations, financial condition, or cash flows. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under "Item 1A. Risk Factors" in this annual report on Form 10-K. You should not place undue reliance on any forward-looking statement.

Except as otherwise required by federal security laws, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this annual report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this annual report and in our other public filings.



PACER INTERNATIONAL, INC.

Pacer Stacktrain, Inc. | Pacer Cartage, Inc. | Pacer Global Logistics, Inc.
Pacer Transport, Inc. | Ocean World Lines, Inc. | RF International Ltd. | Pacer Distribution Services, Inc.

Corporate Information

Stock Trading
The NASDAQ Global Select Market℠
Symbol: PACR

Registrar and Transfer Agent
LaSalle Bank N.A.
P.O. Box 3319
South Hackensack, NJ 07606
(888) 237-2984
www.lasalleshareholderservices.com

Auditors
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA 94111
(415) 498-5000

Corporate Attorneys
Holland & Knight LLP
50 North Laura Street
Suite 3900
Jacksonville, FL 32202
(904) 353-2000

Investor Relations
Pacer International, Inc.
2300 Clayton Road
Concord, CA 94520
Tel: (877) 917-2237
Fax: (925) 887-1565
www.pacer-international.com

Executive Officers

Michael E. Uremovich
Chairman &
Chief Executive Officer

Donald C. Orris
Interim President,
Intermodal Segment

Adriene B. Bailey
Executive Vice President,
Strategy & Organizational Development

Dan M. Beers
Executive Vice President &
Chief Commercial Officer,
Intermodal Segment

Jeffrey R. Brashares
Executive Vice President &
Chief Operating Officer,
Logistics Segment

Brian C. Kane
Executive Vice President &
Chief Operating Officer,
Intermodal Segment

Michael F. Killea
Executive Vice President,
Chief Legal Officer & General Counsel

James E. Ward
Executive Vice President &
Chief Information Officer

Lawrence C. Yarberry
Executive Vice President &
Chief Financial Officer

Marc L. Jensen
Vice President & Corporate Controller

Board of Directors

Michael E. Uremovich
Chairman &
Chief Executive Officer

Donald C. Orris
Interim President,
Intermodal Segment

Andrew C. Clarke
President & CEO,
Panther Expedited Services, Inc.

J. Douglass Coates
Principal,
Manalytics Division of
Transystems Corporation

P. Michael Giftos
Executive Vice President &
Chief Commercial Officer,
CSX Corporation (retired)

Robert S. Rennard
Director of Worldwide
Logistics & Distribution,
Ford Motor Company (retired)

Robert F. Starzel
Of Counsel,
Holme Roberts & Owen



PACER INTERNATIONAL, INC.

END

Pacer Stacktrain, Inc. | Pacer Cartage, Inc. | Pacer Global Logistics, Inc.
Pacer Transport, Inc. | Ocean World Lines, Inc. | RF International Ltd. | Pacer Distribution Services, Inc.